    As Filed with the Securities and Exchange Commission on February 8, 2000


                                                      Registration No. 333-94505

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM F-1
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                         DELANO TECHNOLOGY CORPORATION
             (Exact name of Registrant as specified in its charter)

           ONTARIO                             7372                           98-0206122
      (Province or other           (Primary Standard Industrial            (I.R.S. Employer
       Jurisdiction of             Classification Code Number)           Identification No.)
Incorporation or Organization)

         40 WEST WILMOT STREET, RICHMOND HILL, ONTARIO, CANADA L4B 1H8
                                 (905) 764-5499
   (Address and telephone number of Registrant's principal executive offices)

                             CT CORPORATION SYSTEM
                    111 8TH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 894-8940
           (Name, address and telephone number of agent for service)
                      ------------------------------------

                                   COPIES TO:

            Christopher W. Morgan, Esq.                                Mark L. Johnson, Esq.
      Skadden, Arps, Slate, Meagher & Flom LLP                        Foley, Hoag & Eliot LLP
              Suite 1820, North Tower                                  One Post Office Square
           P.O. Box 189, Royal Bank Plaza                           Boston, Massachusetts 02109
              Toronto, Ontario M5J 2J4                                     (617) 832-1000
                   (416) 777-4700

                      ------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                      ------------------------------------


                        CALCULATION OF REGISTRATION FEE



------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF
SECURITIES TO BE             AMOUNT TO        PROPOSED MAXIMUM OFFERING PRICE  PROPOSED MAXIMUM AGGREGATE       AMOUNT OF
REGISTERED                BE REGISTERED(1)             PER SHARE(2)                OFFERING PRICE(2)       REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------------------------------------
Common Shares........     5,750,000 SHARES                $16.00                      $92,000,000                $24,288
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------



(1) Includes offering price of shares that the Underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) and based on a bona fide estimate of the maximum offering price.



(3) Of such amount, $16,698 has been previously paid and $7,590 is being paid herewith.

                      ------------------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

                           INFORMATION REQUIRED TO BE
                      DELIVERED TO OFFEREES OR PURCHASERS

                                EXPLANATORY NOTE

      This registration statement contains two forms of prospectus: (a) one prospectus to be used in connection with an offering in the United States and certain provinces of Canada and (b) one prospectus to be used in connection with a concurrent offering outside of the United States and Canada. The U.S./Canadian prospectus and the international prospectus are identical in all respects except for the front cover page and the "Underwriting" section. The front cover page and the "Underwriting" section of the international prospectus are included immediately before Part II of this registration statement.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2000


[DELANO LOGO]

                                5,000,000 SHARES
                                 COMMON SHARES


       Delano Technology Corporation is offering 5,000,000 of its common shares. This is our initial public offering and no public market currently exists for our shares. The shares have been approved for quotation on the Nasdaq National Market under the symbol "DTEC." We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.


                         ------------------------------

                 INVESTING IN THE COMMON SHARES INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                         ------------------------------

                                                                PER SHARE      TOTAL
                                                                ---------    ----------
Public Offering Price.......................................     $           $
Underwriting Commissions....................................     $           $
Proceeds to Delano..........................................     $           $

       THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       We have granted the underwriters a 30-day option to purchase up to 750,000 additional common shares to cover over-allotments.

                         ------------------------------


ROBERTSON STEPHENS                                    U.S. BANCORP PIPER JAFFRAY


                THE DATE OF THIS PROSPECTUS IS           , 2000

                  [DESCRIPTION OF INSIDE FRONT COVER ARTWORK]

               [The Delano logo appears in the upper left corner.
                        To its right appear pictures of
                     (1) a globe floating above two hands,
                           (2) a computer screen and
                      (3) a man and a woman shaking hands.

            Underneath the logo and pictures appear the following:]



                 DELANO TECHNOLOGY CORPORATION is a provider of
                       e-business communications software


                      DELANO E-BUSINESS INTERACTION SUITE

                         SALES
                         - order confirmation
                         - order fulfillment
                         - e-coupons...

                         MARKETING
                         - lead tracking/management
                         - customer registration
                         - customer surveys
                         - marketing campaigns
                         - winback programs...

                         SERVICE
                         - customer support
                         - personalized newsletters
                         - event notification
                         - personal page...

                         OPERATIONS
                         - destination reports
                         - equipment dispatch reports
                         - advanced shipping notices...

                         HR
                         - T&E reporting
                         - resume tracking
                         - suggestion box...

                         FINANCE
                         - aged A/R notification
                         - credit management
                         - invoice notification
                         - investor relations...


    DELANO'S products and services enable e-businesses to use e-mail and the web to interact with their customers, partners, suppliers and employees. Our e-business communications software can be used by most operational areas within an organization, including finance, marketing, sales, service, operations and  human resources.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, COMMON SHARES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON SHARES. IN THIS PROSPECTUS, "DELANO," "WE," "US" AND "OUR" REFER TO DELANO TECHNOLOGY CORPORATION, AN ONTARIO CORPORATION, AND ITS WHOLLY OWNED SUBSIDIARIES, UNLESS THE CONTEXT REQUIRES OTHERWISE.

      EXCEPT PURSUANT TO A CANADIAN PROSPECTUS OR PROSPECTUS EXEMPTION UNDER APPLICABLE SECURITIES LEGISLATION, THE COMMON SHARES MAY NOT BE OFFERED OR SOLD IN CANADA, AND THIS PROSPECTUS IS NOT AN OFFER TO SELL, AND WE ARE NOT BY THIS PROSPECTUS SOLICITING OFFERS TO BUY THESE SECURITIES, IN CANADA.

      UNTIL           , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE OUR COMMON SHARES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                         ------------------------------

                               TABLE OF CONTENTS


                                                                PAGE
                                                                ----
Summary.....................................................       1
Risk Factors................................................       5
Special Note Regarding Forward-Looking Statements; Market
  Data......................................................      18
Exchange Rate Information...................................      19
Enforceability of Civil Liabilities.........................      19
Use of Proceeds.............................................      20
Dividend Policy.............................................      20
Capitalization..............................................      21
Dilution....................................................      22
Selected Consolidated Financial Data........................      24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      25
Business....................................................      34
Management..................................................      43
Transactions with Related Parties...........................      49
Principal Shareholders......................................      50
Description of Share Capital................................      52
Shares Eligible for Future Sale.............................      54
Tax Considerations..........................................      55
Underwriting................................................      59
Legal Matters...............................................      62
Experts.....................................................      62
Where You Can Find More Information.........................      62
Index to Consolidated Financial Statements..................     F-1


                         ------------------------------

      Delano, Delano Campaign Server, Delano Component Development Kit, Delano Component Pack for Back Office, Delano e-Business Interaction Application Builder, Delano e-Business Interaction Server, Delano e-Business Interaction Server Administrator, Delano e-Business Interaction Suite and the Delano logo are trademarks of Delano. This prospectus also makes reference to trademarks of other companies.

                                       (i)

                                    SUMMARY

      You should read the following summary together with the more detailed information about Delano and the common shares being sold in this offering, including our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                         DELANO TECHNOLOGY CORPORATION


      We provide communications software that enables companies to rapidly develop and deploy applications that automate business processes and personalize and manage interactions over the internet with their existing and prospective customers, partners, suppliers and employees. These interactions, or e-business communications, consist of inbound and outbound communications through e-mail as well as communications through companies' web sites. Companies can use applications developed with our software to initiate, route, track, analyze, respond to and manage inbound and outbound e-business communications. These applications can include marketing campaigns, tracking and management of business leads, electronic surveys, personalized newsletters, inbound e-mail support, automated customer support, and procurement and inventory management. We are focusing our sales efforts on businesses in the financial services, technology, telecommunications, transportation, retail and marketing services industries, as well as other organizations engaged in, or focused on, business-to-business or business-to-consumer commercial opportunities using the internet. Where desirable, our professional services group can assist our clients' internal information technology, or IT, personnel to implement our products. To date, we have derived substantially all of our revenues from the sale of software product licenses.


      As the internet becomes an accepted channel for business-to-business and business-to-consumer interactions, businesses increasingly need an effective and reliable solution that enables them to manage the growing volume of inbound and outbound traffic associated with the increased use of the internet. For example, Jupiter Communications conducted a survey among 125 companies with content, consumer brands, travel, retail and financial services web sites and discovered that 51% of those sites either took longer than five days to reply to e-mail inquiries or failed to respond at all. International Data Corporation estimates that the worldwide customer relationship management application market will grow from $1.9 billion in 1998 to $11.0 billion by 2003, and the Direct Marketing Association estimates that interactive direct-marketing expenditures for the business market will increase from $379.7 million in 1998 to $3.2 billion by 2003.

      We believe our products provide the following principal benefits to our clients:

      - Enhanced Communications. Our products help a client develop and deploy e-business communications applications across many operational areas, enabling the client to respond rapidly and effectively to large volumes of e-mail and other communications over the internet.

      - Rapid Deployment. Our products are designed to enable our clients to develop a wide range of e-business communications applications in a matter of days or weeks.

      - Scalability. We have designed our products to reliably support multiple business processes and thousands of simultaneous e-business interactions.


      - Increased Revenue Opportunities and Reduced Operating Costs. Clients can generate revenues through our applications for marketing campaigns and for lead tracking and management. Our products enable clients to process large volumes of e-business communications automatically, using a reduced number of support and administrative personnel.


      Our objective is to establish our products as the leading e-business communications software. The following are the key elements of our strategy for achieving this objective:


      - extend our technology leadership by developing new and enhanced products, including products designed to manage higher volumes of communications, improve integration with our clients' existing IT infrastructures and further reduce the time required to develop and deploy e-business communications applications;

      - increase our penetration of our target markets by, for example, introducing new products for particular application areas relevant to our target industries;

      - increase our presence worldwide beyond our historical focus on North America to take advantage of the growing worldwide demand for e-business communications applications; and

      - increase our distribution capabilities to enhance our market presence and leverage our sales and service resources by continuing to develop relationships with established third-party distribution companies, consulting organizations and software vendors.

      Potential investors should consider the following additional considerations before deciding to invest in our common shares. We first recorded revenues in the quarter ended June 30, 1999 and have a limited operating history, making it difficult to evaluate our business and prospects. Since our inception, we have incurred substantial operating losses in every quarter, resulting in an accumulated deficit of $6.2 million at December 31, 1999. We expect to continue to incur losses for the foreseeable future. To date, a significant portion of our total revenues has been derived from licenses of our Delano e-Business Interaction Suite and related services to a small number of clients. We expect that we will continue to be dependent upon a limited number of clients for a significant portion of our revenues in future periods. Broad and timely market acceptance of our products is critical to our future success. Because our market is rapidly changing and highly competitive, we may not be able to compete successfully against current or potential competitors. For a discussion of these and other risks relating to an investment in our common shares, see "Risk Factors."

      Delano was incorporated under the laws of the Province of Ontario on May 7, 1998. Our principal executive offices are located at 40 West Wilmot Street, Richmond Hill, Ontario, Canada L4B 1H8. Our telephone number at that location is
(905) 764-5499. Our web site address is www.delanotech.com. The information contained on our web site is not part of this prospectus.


                     CONCURRENT CANADIAN PRIVATE PLACEMENT



      On February 7, 2000, we entered into an agreement with Nortel Networks for the purchase by Nortel Networks of 500,000 common shares in a private placement in Canada. The common shares will be purchased at the initial public offering price. The closing of the private placement will occur at the same time as the closing of this offering. Nortel Networks has agreed not to dispose of or hedge any of its common shares for 180 days following the date of this prospectus without the consent of FleetBoston Robertson Stephens Inc. We will not pay any placement fees or commissions for the common shares sold in the private placement. The private placement is conditional upon the closing of this offering.

                                  THE OFFERING

Common shares offered by Delano.........     5,000,000 shares


Common shares to be outstanding after
the offering............................     29,174,598 shares


Use of proceeds.........................     To fund sales and marketing
                                             activities, research and
                                             development, and working capital
                                             and other general corporate
                                             purposes. See "Use of Proceeds."

Proposed Nasdaq National Market
symbol..................................     DTEC


      The number of common shares to be outstanding after the offering is based on common shares outstanding as of January 31, 2000. This number includes 18,174,598 common shares to be issued upon completion of this offering as the result of the conversion of our outstanding redeemable convertible special shares and exercises of our outstanding special warrants, as well as 500,000 common shares to be issued to Nortel Networks in a private placement in Canada. This number excludes (1) 3,749,850 common shares issuable upon exercise of options outstanding at January 31, 2000 under our stock option plan, which have a weighted average exercise price of $1.94 per share, and (2) 394,737 common shares issuable upon the exercise of a warrant outstanding at January 31, 2000, which has an exercise price of $0.44 per share.



      The underwriters have reserved up to 400,000 common shares for sale to Canada Life Assurance at the initial public offering price. Canada Life Assurance has not committed to purchasing these common shares.


                         ------------------------------

      Unless otherwise indicated, the information in this prospectus assumes:

      - the underwriters have not exercised the option granted by us to purchase additional shares in this offering;

      - the conversion of all outstanding redeemable convertible special shares into an aggregate of 11,684,212 common shares, which will occur automatically upon the completion of this offering;


      - the exercise of all outstanding special warrants to purchase an aggregate of 6,490,386 common shares in connection with the completion of this offering;



      - the issuance of 500,000 common shares to Nortel Networks in a private placement in Canada at the initial public offering price, which will close concurrently with this offering; and



      - the completion of a 3-for-2 split of our common shares, which was made effective by articles of amendment filed on February 7, 2000.



      See "Underwriting" and "Description of Share Capital."


                         ------------------------------

      Our financial statements are reported in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

      We express all dollar amounts in this prospectus in United States dollars, except where otherwise indicated. References to "$" are to United States dollars and references to "Cdn$" are to Canadian dollars. This prospectus contains a translation of some Canadian dollar amounts into U.S. dollars at specified exchange rates solely for your convenience. Unless otherwise indicated, these Canadian dollar amounts were translated into U.S. dollars based on Cdn$1.00 per US$0.6925, which was the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1999. See "Exchange Rate Information."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


      The following tables summarize the financial data of our business. The pro forma share information included in the consolidated statements of operations data has been computed as described in note 2 of the notes to consolidated financial statements included elsewhere in this prospectus. The pro forma column in the consolidated balance sheet data reflects the conversion of our outstanding redeemable convertible special shares into common shares and the exercise of our outstanding special warrants to acquire common shares, all in connection with the completion of this offering. The pro forma as adjusted column in the consolidated balance sheet data also reflects our sale of the 5,000,000 common shares offered by us at an assumed public offering price of $15.00 per share after deducting estimated underwriting commissions and estimated offering expenses, the private placement in Canada of 500,000 shares to Nortel Networks at an assumed price of $15.00 per share and the application of the estimated net proceeds as described under "Use of Proceeds."



                                             PERIOD FROM MAY 7,    PERIOD FROM MAY 7,       NINE MONTHS
                                             1998 (INCEPTION) TO   1998 (INCEPTION) TO         ENDED
                                               MARCH 31, 1999       DECEMBER 31, 1998    DECEMBER 31, 1999
                                             -------------------   -------------------   -----------------
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues:
  Products................................              --                    --              $ 5,061
  Services................................              --                    --                  296
     Total revenues.......................              --                    --                5,357
Gross profit..............................              --                    --                4,636
Loss from operations......................         $(1,702)              $  (677)              (4,600)
Loss for the period applicable to common
  shares..................................          (1,790)                 (677)              (4,458)
Basic and diluted loss per common share...         $ (2.40)              $ (1.35)             $ (1.85)
                                                   =======               =======              =======
Shares used in computing basic and diluted
  loss per common share...................             746                   503                2,415
                                                   =======               =======              =======
Pro forma basic and diluted loss per
  common share............................         $ (0.30)                                   $ (0.24)
                                                   =======                                    =======
Shares used in computing pro forma basic
  and diluted loss per common share.......           6,010                                     18,584
                                                   =======                                    =======



                                                                      DECEMBER 31, 1999
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................................    $11,940     $11,940       $88,390
Working capital..........................................     12,187      12,187        88,637
Total assets.............................................     16,590      16,590        93,040
Long-term obligations, net of current portion............        267         267           267
Redeemable convertible special shares....................      3,851          --            --
Special warrants.........................................     14,703          --            --
Shareholders' equity (deficiency)........................     (5,458)     13,096        89,546

                                  RISK FACTORS

      Investing in our common shares will subject you to risks inherent in our business. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in our common shares. If any of the risks described below occurs, our business, results of operations and financial condition could be adversely affected. In such cases, the price of our common shares could decline, and you may lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND FORECAST OUR FUTURE OPERATING RESULTS.

      We were incorporated on May 7, 1998, and we first recorded revenues in the quarter ended June 30, 1999. We are still in the early stages of our development and have a limited operating history, making it difficult to evaluate our business and prospects. As a result of our limited operating history, it is difficult or impossible for us to predict future operating results. For example, we cannot forecast operating expenses based on our historical results because our historical results are limited and we, to some extent, forecast expenses based on future revenue projections. Moreover, due to our limited operating history, any evaluation of our business and prospects must be made in light of the risks and uncertainties often encountered by early-stage companies in internet-related markets. Many of these risks are discussed in the subheadings below, and include our ability to execute our product development activities, implement our sales and marketing initiatives, both domestically and internationally, and attract more clients. We may not successfully address any of these risks.

FACTORS RELATING TO OUR BUSINESS MAKE OUR FUTURE OPERATING RESULTS UNCERTAIN, AND MAY CAUSE THEM TO FLUCTUATE FROM PERIOD TO PERIOD.


      Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter, particularly because our products and services are relatively new and our prospects are uncertain. If our quarterly revenues or operating results fall below the expectations of investors, the price of our common shares could decline substantially. Factors that might cause quarterly fluctuations in our operating results include the risk factors described in the subheadings below as well as the following:



      -  the timing of new releases of our products;



      - changes in our pricing policies or those of our competitors, including the extent to which we may need to offer discounts to match competitors' pricing;



      - the mix of sales channels through which our products and services are sold;



      -  the mix of our domestic and international sales;



      -  costs related to the customization of our products;



      - our ability to expand our operations, and the amount and timing of expenditures related to this expansion; and



      - any costs or expenses related to our anticipated move to new corporate offices.



      Our operating results may also be affected by the following factors over which we have little or no control:


      - the evolving and varying demand for interaction-based software products and services for e-businesses, particularly our products and services;


      - the discretionary nature of our clients' purchasing and budgetary cycles;



      - the timing of execution of large contracts that materially affect our operating results; and



      - global economic conditions, as well as those specific to large enterprises with high e-mail volume.

OUR OPERATING EXPENSES ARE RELATIVELY FIXED, WHICH WOULD CAUSE OUR OPERATING RESULTS TO VARY FROM PERIOD TO PERIOD.



      Most of our expenses, such as employee compensation and rent, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if total revenues for a particular quarter are below our expectations, we can not proportionately reduce operating expenses for that quarter. Therefore, this revenue shortfall would have a disproportionate effect on our operating results for that quarter.


WE HAVE A HISTORY OF LOSSES, WE MAY INCUR LOSSES IN THE FUTURE AND OUR LOSSES MAY INCREASE BECAUSE OF OUR PLAN TO INCREASE OPERATING EXPENSES.

      Since we began operations in May 1998, we have incurred substantial operating losses in every quarter. As a result of accumulated operating losses, as of December 31, 1999, we had an accumulated deficit of $6.2 million. For the nine months ended December 31, 1999, we had a net loss of $4.2 million, or 79.3% of total revenues for that period. Our growth in recent periods has been from a limited base of clients, and we may not be able to sustain our growth rate. We expect to continue to increase our operating expenses. As a result, we expect to continue to experience losses and negative cash flow, even if sales of our products and services continue to grow, and we may not generate sufficient revenues to achieve profitability in the future.

      In addition, as a result of our rapid growth, we expect that our losses will increase even more significantly because of additional costs and expenses related to an increase in:

      -  the number of our employees;

      -  research and development activities; and

      -  sales and marketing activities.

OUR SALES CYCLE IS LONG AND SALES DELAYS COULD CAUSE OUR OPERATING RESULTS TO VARY WIDELY.

      The long sales cycle for our products may cause license revenues and operating results to vary significantly from period to period. To date, the sales cycle for our products has been three to six months in the United States and Canada and may be longer in foreign countries. Our sales cycle is subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which we have little or no control. We invest significant amounts of time and resources educating and providing information to our prospective clients regarding the use and benefits of our products. Many of our clients evaluate our software relatively slowly and deliberately, depending on the specific technical capabilities of the client, the size of the deployment, the complexity of the client's existing IT infrastructure, and the quantity of hardware and the degree of hardware configuration necessary to deploy our products. Consequently, if sales expected from a specific customer in a particular quarter are not realized in that quarter, we are unlikely to be able to generate revenues from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of a typical order, a lost or delayed sale could result in revenues that are lower than expected.

WE ARE DEPENDENT UPON A LIMITED NUMBER OF CLIENTS, AND A LOSS OF ANY OF THESE CLIENTS OR A REDUCTION, DELAY OR CANCELLATION IN ORDERS FROM THESE CLIENTS COULD HARM OUR BUSINESS.

      To date, a significant portion of the our total revenues has been derived from sales to a small number of clients. In the nine months ended December 31, 1999, one customer accounted for 26% of our total revenues. We expect that we will continue to be dependent upon a limited number of clients for a significant portion of our revenue in future periods. There can be no assurance that our existing clients or any future clients will continue to use our products. A reduction, delay or cancellation in orders from our clients, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

DIFFICULTIES IN IMPLEMENTING OUR PRODUCTS COULD HARM OUR BUSINESS.

      Our success depends upon the ability of our staff and our clients to implement our products. This implementation typically involves working with sophisticated software, computing and communications systems. If we experience implementation difficulties or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project than anticipated. Some clients may also require us to develop customized features or capabilities. If new or existing clients require more time to deploy our products than is originally anticipated, or require significant amounts of our professional services support or customized features, our revenue recognition could be further delayed and our costs could increase, causing increased variability in our operating results.

OUR PRODUCTS AND SERVICES MAY NOT BE ACCEPTED BY THE MARKETPLACE.

      Of our total revenues of $5.4 million for the nine months ended December 31, 1999, $5.1 million were derived from licenses of our products and $296,000 were from related services. We are not certain that our target clients will widely adopt and deploy our products and services. Our future financial performance will depend on the successful development, introduction and client acceptance of new and enhanced versions of our products. In the future, we may not be successful in marketing our products and services or any new or enhanced products.

WE EXPECT TO DEPEND ON SALES OF OUR DELANO E-BUSINESS INTERACTION SUITE FOR A SUBSTANTIAL MAJORITY OF OUR REVENUES FOR THE FORESEEABLE FUTURE.

      In the nine months ended December 31, 1999, we derived substantially all of our revenues from licenses of our Delano e-Business Interaction Suite. Although we expect to add new product offerings, we expect to continue to derive a substantial majority of our revenues from sales of the Delano e-Business Interaction Suite for the foreseeable future. Implementation of our strategy depends on the Delano e-Business Interaction Suite being able to solve the communication needs of businesses engaging in commercial transactions over the internet or having an internet presence. If current or future clients are not satisfied with the Delano e-Business Interaction Suite, our business and operating results could be seriously harmed.

WE MUST CONTINUE TO DEVELOP ENHANCEMENTS TO OUR PRODUCTS AND NEW APPLICATIONS AND FEATURES THAT RESPOND TO THE EVOLVING NEEDS OF OUR CLIENTS, RAPID TECHNOLOGICAL CHANGE AND ADVANCES INTRODUCED BY OUR COMPETITORS.

      Future versions of hardware and software platforms embodying new technologies and the emergence of new industry standards could render our products obsolete. The market for e-business communications software is characterized by:

      -  rapid technological change;

      -  frequent new product introductions;

      -  changes in customer requirements; and

      -  evolving industry standards.

      Our products are designed to work on, or interoperate with, a variety of operating systems used by our clients. However, our software may not operate correctly on evolving versions of operating systems, or the hardware upon which, or with which, they are intended to run or interoperate, programming languages, databases and other systems that our clients use. For example, because the server component of the current versions of our products run only on the Windows NT operating system from Microsoft, we must develop products and services that are compatible with UNIX and other operating systems to meet the demands of our clients. If we cannot successfully develop these products in response to client demands or improve our existing products to keep pace with technological changes, our business could suffer.

      We must continually improve the performance, features and reliability of our products, particularly in response to competitive offerings. Our success depends, in part, on our ability to enhance our existing software and to develop new services, functionality and technologies that address the increasingly sophisticated and varied needs of our prospective clients. If we do not properly identify the feature preferences of prospective clients, or if we fail to deliver features that meet the requirements of these clients on a timely basis, our ability to market our products successfully and to increase our revenues will be impaired.

DELAYS IN INTRODUCING NEW AND ENHANCED PRODUCTS COULD HARM OUR BUSINESS.

      The development of proprietary technologies and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead time. If we experience product delays in the future we may face:

      -  customer dissatisfaction;

      -  cancellation of orders and license agreements;

      -  negative publicity;

      -  loss of revenues;

      -  slower market acceptance; and

      -  legal action by clients against us.

In the future, our efforts to remedy product delays may not be successful and we may lose clients as a result. Delays in bringing to market new products or product enhancements could be exploited by our competitors. If we were to lose market share as a result of lapses in our product development, our business would suffer.

INTENSE COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE.

      The market for our products and services is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Increased competition may result in price reductions, reduced gross margins and loss of market share. The market for e-business communications software is new and intensely competitive. There are no substantial barriers to entry in this emerging market segment, and we expect established or new entities to enter this market segment in the near future.

      We currently face competition for our products principally from systems designed by in-house and third-party development efforts. In addition, some of our competitors who currently offer licensed software products are now beginning to offer online offerings, which involve providing software on a rental basis hosted on the hardware of an application service provider, or ASP. We currently do not offer online offerings in any material way.

      Our competitors include companies providing software that is focused on a few operational or functional areas, such as eGain Communications and Kana Communications. We also compete with companies that provide customer management and communications solutions, such as Siebel Systems, Silknet Software and Vantive. Furthermore, established enterprise software companies, including Hewlett-Packard, IBM and Microsoft, may leverage their existing relationships and capabilities to offer e-business communications software that competes with our products. We believe competition will increase as our current competitors increase the sophistication of their offerings and as new participants enter the market. We may also face competition from web application servers, messaging server platform solutions, e-mail application vendors and e-mail service bureaus.

      Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. We may lose potential clients to competitors for various reasons, including the ability or willingness of our competitors to offer lower prices and other incentives that we cannot match. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition may increase as a result of industry consolidations. We may not be able to compete successfully against current and future competitors, and competitive pressures may seriously harm our business.

THE DELANO E-BUSINESS INTERACTION SUITE ENABLES THIRD PARTIES TO DEVELOP APPLICATIONS THAT COMPETE WITH OUR APPLICATIONS.

      Third parties have the ability to develop their own applications on top of the Delano e-Business Interaction Suite. The applications of these third parties could compete with products developed by us or services which we offer now or will offer in the future. If our target clients do not widely adopt and purchase our products, or if third parties compete with applications developed by us, our business would suffer.

FAILURE TO ATTRACT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL COULD ADVERSELY AFFECT OUR EXPANSION PLANS.

      We intend to increase the number of our sales and marketing, engineering, professional services and product management personnel significantly over the next 12 months. Competition for these individuals is intense in our industry, particularly in the Toronto area where we are headquartered, and there is a limited number of experienced people available with the necessary technical skills. Our ability to increase revenues in the future depends considerably upon our success in recruiting, training and retaining additional direct sales personnel and the success of the direct sales force. Our business will be harmed if we fail to hire or retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than we anticipate. We also are substantially dependent upon our ability to develop new products and enhance existing products, and we may not be able to hire and retain highly qualified research and development personnel. Similarly, our failure to attract and retain the highly trained personnel that are integral to our professional services group, which is responsible for the implementation and customization of, and technical support for, our products and services, may limit the rate at which we can develop and install new products or product enhancements, which would harm our business.

THE LOSS OF ANY OF OUR EXECUTIVE OFFICERS COULD ADVERSELY AFFECT OUR BUSINESS.

      Our future success depends to a significant degree on the skills, experience and efforts of our executive officers. In particular, we depend upon the continued services of John Foresi, our President and Chief Executive Officer, and Bahman Koohestani, our Executive Vice-President, Products and Chief Technology Officer and a founder of Delano. Although we have purchased Cdn$500,000 (approximately $346,000) life insurance benefitting Delano on these two individuals, the loss of the services of either of these individuals could significantly harm our business and operations.

      We have not entered into employment agreements with our executive officers which would require them to work solely for us on a long-term basis. If any of our executive officers left or was seriously injured and unable to work and we were unable to find a qualified replacement, our business could be harmed.

FAILURE TO INTEGRATE OUR EXECUTIVE TEAM MAY INTERFERE WITH OPERATIONS.

      Our executive team has largely been hired in the past year. To integrate into our company, these individuals must spend a significant amount of time developing interpersonal relationships and learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted, and may continue to result, in some disruption of our ongoing operations.

WE HAVE EXPERIENCED RAPID GROWTH WHICH HAS PLACED A STRAIN ON OUR RESOURCES, AND ANY FAILURE TO MANAGE OUR GROWTH EFFECTIVELY MAY CAUSE OUR BUSINESS TO SUFFER.


      Our ability to offer our products and services successfully in a rapidly evolving market requires an effective planning and management process. We have limited experience in managing rapid growth. We are experiencing a period of growth that is placing a significant strain on our managerial, financial and personnel resources. On January 31, 2000, we had a total of 210 full-time employees compared to 33 on January 31, 1999. We expect to continue to hire new employees at a rapid pace. Our business will suffer if this growth continues and we fail to manage this growth. Any additional growth will further strain our management, financial, personnel and other resources. To manage any future growth effectively, we must improve our financial and accounting systems, controls, reporting systems and procedures, integrate new personnel and manage expanded operations. Any failure to do so could negatively affect the quality of our products, our ability to respond to our clients and retain key personnel, and our business in general.

OUR FUTURE REVENUE GROWTH COULD BE IMPAIRED IF WE ARE UNABLE TO DEVELOP ADDITIONAL DISTRIBUTION CHANNELS FOR OUR PRODUCTS.

      We believe that our success in penetrating our target markets depends in part on our ability to enter into agreements with established third-party distribution companies, consulting organizations and software vendors relating to the distribution of our products. We have recently entered into non-exclusive distribution agreements with various parties, including Clarify, Hewlett-Packard, Janna Systems, Macromedia and PricewaterhouseCoopers. Since these agreements are non-exclusive and normally terminable without penalty on short notice, some third parties may choose to discontinue working with us or may decide to work with our competitors. We derive revenues from these agreements through the sale of licenses. For the nine months ended December 31, 1999, we derived 26% of our total revenues from a single sale through one of these agreements. We may not be able to derive significant revenues in the future from these agreements.

WE MAY SEEK TO GROW BY MAKING ACQUISITIONS, BUT WE HAVE NEVER ACQUIRED ANOTHER BUSINESS AND WE MAY NOT BE ABLE TO SUCCESSFULLY COMPLETE ANY ACQUISITIONS WE UNDERTAKE OR INTEGRATE ANY ACQUIRED BUSINESS WITH OUR OWN.

      We intend to consider investments in complementary companies, products or technologies. If we undertake an acquisition or investment, we may not realize the anticipated benefits. If we buy a company, we may not be able to successfully assimilate the acquired personnel, operations, technology and products into our business. In particular, we will need to assimilate and retain key technical, professional services, sales and marketing personnel. In addition, acquired products or technology will have to be integrated into our products and technology, and it is uncertain whether we may accomplish this. These difficulties could disrupt our ongoing business, distract our management and employees or increase our expenses. In connection with a merger, or acquisition for shares, the issuance of these securities may be dilutive to our existing shareholders or affect profitability. Furthermore, we may have to issue equity or incur debt to pay for future acquisitions or investments, the issuance of which could be dilutive to us or our existing shareholders or affect our profitability. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other acquired intangible assets.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO GROW OUR BUSINESS, WHICH WE MAY NOT BE ABLE TO DO.

      Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new service offerings as well as competing technological and market developments. As a result, we may not be able to generate sufficient cash from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. Accordingly, we may need to raise additional capital in the future. Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs. If we are unable to raise additional funds when needed, our ability to operate and grow our business could be impeded.

TECHNICAL PROBLEMS WITH INTERNAL OR OUTSOURCED COMPUTER AND COMMUNICATIONS SYSTEMS COULD RESULT IN REDUCED REVENUES AND HARM TO OUR REPUTATION.

      The success of our online support services depends on the efficient and uninterrupted operation of our own and outsourced computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunications failures, break-ins, sabotage, computer viruses and similar adverse events. Our operations depend on our ability to protect our systems against damage or interruption. We cannot guarantee that our internet access will be uninterrupted, error-free or secure. We have no formal disaster recovery plan in the event of damage or interruption, and our insurance policies may not adequately compensate us for losses that we may incur. Any system failure that causes an interruption in our service or a decrease in responsiveness could harm our relationships with our clients and result in reduced revenues.

FAILURE TO SELL ONLINE SERVICES MAY IMPAIR OUR FUTURE REVENUE GROWTH.

      We currently focus primarily on software sales rather than online offerings. Our competitors may move to a heavier emphasis on online offerings, and our failure to focus on it at an early stage may make it difficult to compete if online offerings become a dominant means of generating revenues within the industry. In addition, although our sales force sells both our software products and online offerings, the skills necessary to market and sell online offerings are different than those relating to our software products. As a result, our sales and marketing groups may not be able to maintain or increase the level of sales of our online offerings.

A DECLINE IN OUR LICENSE REVENUES COULD CAUSE A DECLINE IN OUR SERVICE REVENUES.

      Our products are designed to enable customers to rapidly develop and deploy e-business communication applications. Where desirable, our professional services group can assist our clients internal IT personnel to implement our products. Because the revenues associated with these services are largely correlated with the licensing of our products, a decline in license revenues could also cause a decline in our service revenues.

CONFLICTS BETWEEN OUR PRODUCTS AND OTHER VENDORS' PRODUCTS COULD HARM OUR BUSINESS AND REPUTATION.

      Our clients generally use our products together with products from other companies. As a result, when problems occur in the network, it may be difficult to identify the source of the problem. Even when these problems are not caused by our products, they may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY RIGHTS.

      We rely on contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. None of our trademarks is registered, nor do we have any trademark applications pending. We currently have no patent applications pending relating to our software. Despite any precautions that we take to protect our intellectual property:

      - laws and contractual restrictions may be insufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

      - current laws that prohibit software copying provide only limited protection from software "pirates", and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries;

      - other companies may claim common law trademark rights based upon state, provincial or foreign laws that precede any registrations we may receive for our trademarks; and

      - policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

      It is possible that our intellectual property rights could be successfully challenged by one or more third parties, which could result in our inability to exploit, or our loss of the right to prevent others from exploiting, certain intellectual property. We are aware that certain of our competitors have filed patent applications.

      Also, the laws of other countries in which we market our products may offer little or no effective protection of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

WE RELY ON SOFTWARE LICENSED TO US BY THIRD PARTIES FOR FEATURES WE INCLUDE IN OUR PRODUCTS.

      We use and in the future will use certain software technologies and other information that we license or otherwise acquire from third parties, usually on a non-exclusive basis, including software that is integrated with our internally developed software and used in our products to perform what may be important functions. If we are not able to continue to use the third-party software and technologies, or if they fail to adequately update and support their products, we could suffer delays or reductions in shipments of our products until alternative software and technologies could be identified, which could adversely affect our business and financial condition.

CLAIMS BY OTHER COMPANIES THAT OUR PRODUCTS INFRINGE THEIR PROPRIETARY RIGHTS COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND INCREASE OUR COSTS.

      Substantial litigation over intellectual property rights exists in our industry. We expect that software in our industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents that our products or technology infringe.

      Any of these third parties might make a claim of infringement against us. Many of our software license agreements require us to indemnify our clients and suppliers from any claim or finding of intellectual property infringement. Any litigation, brought by us or others, could result in the expenditure of significant financial resources and the diversion of management's time and efforts. In addition, litigation in which we are accused of infringement might cause negative publicity, have an impact on prospective clients, cause product shipment delays, require us to develop non-infringing technology or require us to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed.

OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER ALL POTENTIAL PRODUCT LIABILITY AND WARRANTY CLAIMS.

      Our products are integrated into our clients' networks. The sale and support of our products results in the risk of product liability or warranty claims based on damage to these networks. In addition, the failure of our products to perform to client expectations could give rise to warranty claims. Although we carry general liability insurance, our insurance would likely not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

OUR PRODUCTS COULD CONTAIN UNDETECTED DEFECTS OR ERRORS.

      We face the possibility of higher costs as a result of the complexity of our products and the potential for undetected errors. Due to the mission-critical nature of our products and services, undetected errors are of particular concern. We have only a limited number of clients that test new features and the functionality of our software before we make these features and functionalities generally available. If our software contains undetected errors or we fail to meet our clients' expectations in a timely manner, we could experience:

      - loss of or delay in revenues expected from the new product and an immediate and significant loss of market share;

      - loss of existing clients that upgrade to the new product and of new clients;

      -  failure to achieve market acceptance;

      -  diversion of development resources;

      -  injury to our reputation;

      -  increased service and warranty costs;

      -  legal actions by clients against us; and

      -  increased insurance costs.

      A product liability claim could harm our business by increasing our costs, damaging our reputation and distracting our management.

OUR INTERNATIONAL EXPANSION EFFORTS MAY NOT BE SUCCESSFUL.


      Our operations outside the United States and Canada are located in the United Kingdom and, to date, have been limited. We plan to expand our existing international operations and establish additional facilities in other parts of the world, including continental Europe and Asia. However, we have not yet determined which cities or countries will be the locations for our international expansion. The expansion of our existing international operations and entry into additional international markets are key parts of our growth strategy and will require significant management attention and financial resources. In addition, to expand our international sales operations, we will need to, among other things:


      - expand our international sales channel management and support organizations;

      - develop relationships with international service providers and additional distributors and systems integrators; and

      -  customize our products for local markets.

      Our investments in facilities in other countries may not produce desired levels of revenues. Even if we are able to expand our international operations successfully, we may not be able to maintain or increase international market demand for our products.

OUR BUSINESS MAY SUFFER IF WE FAIL TO ADAPT APPROPRIATELY TO THE CHALLENGES ASSOCIATED WITH OPERATING INTERNATIONALLY.

      Expanding our operations outside the United States and Canada subjects us to numerous inherent potential risks associated with international operations. These risks include greater difficulty in accounts receivable collection, the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, longer payment cycles, import and export restrictions and tariffs, potentially adverse tax consequences, and political and economic instability, any of which could impair our sales and results of operations. In addition, our ability to expand our business in certain countries will require modification of our products, particularly domestic language support.

      Our international operations will increase our exposure to international laws and regulations. If we cannot comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, we could incur unexpected costs and potential litigation. For example, the governments of foreign countries might attempt to regulate our products and services or levy sales or other taxes relating to our activities. In addition, foreign countries may impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers, any of which could make it more difficult to conduct our business. The European Union, in which we have a sales office, recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information which, if applied to the sale of our products and services, could negatively impact our results of operations.

FLUCTUATIONS IN EXCHANGE RATES MAY AFFECT OUR OPERATING RESULTS.

      A substantial portion of our revenues are now, and are expected to continue to be, realized in currencies other than Canadian dollars. Our operating expenses are primarily paid in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and these other currencies may have a material effect on our results of operations. In particular, we may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar. We do not currently engage in currency hedging activities. We have not yet, but may in the future, experience significant foreign exchange rate losses, especially to the extent that we do not engage in hedging.


IF WE ARE OR BECOME A PASSIVE FOREIGN INVESTMENT COMPANY WE MAY NOT BE ABLE TO SATISFY RECORD-KEEPING REQUIREMENTS, WHICH COULD HAVE ADVERSE U.S. TAX CONSEQUENCES TO YOU.



      The rules governing passive foreign investment companies can have significant effects on U.S. investors. We could be classified as a passive foreign investment company if, for any taxable year, either:



      - 75% or more of our gross income is passive income, which includes interest, dividends and some types of rents and royalties; or



      - the average percentage, by fair market value, or, in some cases, by adjusted tax basis, of our assets that produce or are held for the production of passive income is 50% or more.



      Distributions which constitute "excess distributions," as defined in
Section 1291 of the Internal Revenue Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned. However, these rules generally will not apply if the U.S. investor elects to treat the passive foreign investment company as a qualified electing fund under Section 1295 of the Internal Revenue Code.



      If we are or become a passive foreign investment company we may not be able to satisfy record-keeping requirements that would permit you to make a qualified electing fund election. For a discussion of these and other tax considerations relating to an investment in our common shares, see "Tax Considerations."


                         RISKS RELATED TO OUR INDUSTRY

OUR FUTURE REVENUES AND PROFITS DEPEND ON THE CONTINUED GROWTH IN USE AND EFFICIENT OPERATION OF THE INTERNET AND E-MAIL.

      We sell our products and services primarily to organizations that receive large volumes of e-mail and communications over the web. Consequently, our future revenues and profits, if any, substantially depend upon the continued acceptance and use of the web and e-mail, which are evolving as communications media. Rapid growth in the use of e-mail is a recent phenomenon and may not continue. As a result, a broad base of enterprises that use e-mail as a primary means of communication may not develop or be maintained. Moreover, companies that have already invested significant resources in other methods of communications with customers, such as call centers, may be reluctant to adopt a new strategy that may limit or compete with their existing investments. If businesses do not continue to accept the web and e-mail as communications media, our business would suffer.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO THE INTERNET COULD DISCOURAGE COMMUNICATION BY E-MAIL OR OTHER INTERNET-BASED COMMUNICATIONS FACILITATED BY OUR PRODUCTS.

      Due to the increasing popularity and use of the internet, it is possible that Canadian and U.S. federal, Canadian provincial, U.S. state, and other foreign regulators could adopt laws and regulations that impose additional burdens on those companies that conduct business online. These laws and regulations could discourage communication by e-mail or other internet-based communications facilitated by our products, which could reduce demand for our products and services.

      The growth and development of the market for online services may prompt calls for more stringent consumer protection laws or laws that may inhibit the use of internet-based communications or the information contained in these communications. The adoption of any additional laws or regulations may slow the growth of the internet. A decline in the growth of the internet, particularly as it relates to online communication, could decrease demand for our products and services and increase our costs of doing business, or otherwise harm our business.

YEAR 2000 COMPLICATIONS MAY DISRUPT OUR OPERATIONS AND HARM OUR BUSINESS.

      Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates.

      We continue to monitor our software, the software we license for our internal use, the systems that operate in conjunction with our software and our internal and external systems for Year 2000 failures. We still may discover Year 2000 compliance problems in our systems that will require substantial revision. In addition, third-party software, hardware or services incorporated into our products and services may need to be revised or replaced, all of which could be time-consuming and expensive and result in the following, any of which could have a material adverse effect on our business including:

      -  delay or loss of revenue;

      -  cancellation of client contracts;

      -  diversion of development resources;

      -  damage to our reputation;

      -  increased service and warranty costs; and

      -  litigation costs.

                         RISKS RELATED TO THIS OFFERING

OUR MANAGEMENT HAS BROAD DISCRETION AS TO USE OF PROCEEDS FROM THIS OFFERING, WHICH WE MAY NOT USE EFFECTIVELY.

      We do not have specific uses for a significant portion of our proceeds from this offering. As a result, our management will have broad discretion in how we use the net proceeds from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the net proceeds from this offering, and we may spend these proceeds in ways that do not increase our operating results or market value.

INVESTORS WILL INCUR IMMEDIATE DILUTION AND MAY EXPERIENCE FURTHER DILUTION.


      If you purchase common shares in this offering, you will incur immediate dilution of $11.90 in the pro forma net tangible book value per share of the common shares from the price you pay for the common shares. We also have a large number of outstanding stock options and a warrant to purchase common shares with exercise prices significantly below the estimated public offering price for the common shares. To the extent these securities are exercised, there will be further dilution. See "Dilution."



WE EXPECT APPROXIMATELY 24 MILLION COMMON SHARES TO BECOME AVAILABLE FOR SALE 180 DAYS FROM THE DATE OF THIS PROSPECTUS, AND SALES OF THESE SHARES MAY DEPRESS OUR SHARE PRICE.



      After this offering, we will have outstanding 29,174,598 common shares. Sales of a substantial number of our common shares in the public market following this offering could cause the market price of our common shares to drop. All the shares sold in this offering will be freely tradeable. Of the remaining 24,174,598 common shares outstanding after this offering, a total of 23,937,755 common shares will be available for sale in the public market 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

OUR SHARE PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL AT OR ABOVE THE OFFERING PRICE.


      There has previously not been a public market for our common shares. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how liquid that market might become. The initial public offering price for our common shares will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the present state of our development. The initial public offering price for our common shares may not be indicative of the prices that will prevail in the trading market. In addition, the stock market in general, and the Nasdaq National Market and software and internet-based companies like ours in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies are at or near historical highs and these trading prices and these trading prices may not be sustained. These broad market and industry factors may materially adversely affect the market price of our common shares, regardless of our actual performance. You may not be able to resell your shares at or above the initial public offering price.



AFTER THIS OFFERING, OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS WILL BENEFICIALLY OWN MORE THAN 30% OF OUR COMMON SHARES, AND MAY BE ABLE TO CONTROL MATTERS SUBMITTED TO SHAREHOLDERS FOR APPROVAL.



      Following this offering and completion of the amalgamation described under "Principal Shareholders," our executive officers, directors and other principal shareholders, in the aggregate, will beneficially own approximately 30.27% of our outstanding common shares. As a result, these shareholders, if acting together, may be able to control matters requiring shareholder approval, including the election of directors, thereby permitting these shareholders to obtain control of our management and affairs. The voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in control of Delano, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with our acquisition.


BECAUSE WE ARE A CANADIAN COMPANY, IT MAY BE DIFFICULT FOR YOU TO ENFORCE AGAINST US LIABILITIES BASED SOLELY UPON THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

      We have been incorporated under the laws of the Province of Ontario, and our executive offices are located in Ontario. Many of our directors, controlling persons and officers, and representatives of the experts named in this prospectus, are residents of Canada and a substantial portion of their assets and a majority of our assets are located outside the United States. Consequently, it may be difficult for you to enforce against us or any of our directors, controlling persons, officers or experts who are not resident in the United States, liabilities based solely upon the federal securities laws of the United States. See "Enforceability of Civil Liabilities."


OUR BOARD OF DIRECTORS MAY ISSUE, WITHOUT SHAREHOLDER APPROVAL, PREFERENCE SHARES THAT HAVE RIGHTS AND PREFERENCES SUPERIOR TO THOSE OF COMMON SHARES AND THAT MAY DELAY OR PREVENT A CHANGE OF CONTROL.



      Our articles of incorporation allow the issuance an unlimited number of preference shares in one or more series. After the offering, there will be no preference shares outstanding. However, our board of directors may set the rights and preferences of any class of preference shares in its sole discretion without the approval of the holders of common shares. The rights and preferences of these preference shares may be superior to those of the common shares. Accordingly, the issuance of preference shares may adversely affect the rights of holders of common shares. The issuance of preference shares also could have the effect of delaying or preventing a change of control of our company. See "Description of Share Capital."

WE DO NOT INTEND TO PAY ANY DIVIDENDS ON OUR COMMON SHARES.

      We have not paid any cash dividends on our shares and we currently do not have any plans to pay dividends on our shares. In addition, our lease line of credit specifically prohibits the payment of dividends on our shares. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA

      This prospectus contains so-called forward-looking statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," and similar language. We base all forward-looking statements on our current expectations and these statements are subject to risks and uncertainties and to assumptions we have made. Important factors that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements include those listed under "Risk Factors" or described elsewhere in this prospectus.

      This prospectus contains market data related to the internet and us. These data have been included in studies published by the market research firms of Direct Marketing Association, International Data Corporation, and Jupiter Communications.

      Direct Marketing Association's estimate that interactive direct-market expenditures for the business market will increase from $379.7 million in 1998 to $3.2 billion by 2003 is based on several assumptions, including that:

     -   employment growth rates will continue to increase; and

     -   direct marketing sales will continue to grow.

      International Data Corporation's estimate that the worldwide customer relationship management application market will grow from $1.9 billion in 1998 to $11.0 billion by 2003, is based on several assumptions, including that:

     - the market encompasses applications designed for marketing automation, sales force automation, customer service, and field service, as well as internet customer relationship management;

     - businesses will continue to try and establish closer ties to their customers; and

     - the demand from electronic commerce sites will outstrip that of traditional customer calls to call centers.

      International Data Corporation's estimates, that electronic commerce will increase from $50.4 billion in 1998 to $1.3 trillion by 2003 and that the number of web users will increase from 142.2 million in 1998 to 502.4 million in 2003, are based on several assumptions, including that:

     - the number of devices used to access the world wide web will continue to increase;

     - virtually all devices using the internet for e-mail will also use the web for other purposes; and

     - the number of web buyers and the average transaction value per buyer will increase.

                           EXCHANGE RATE INFORMATION

      The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period, based on the inverse of the noon buying rate.

                                      PERIOD FROM MAY 7, 1998   PERIOD FROM MAY 7, 1998      NINE MONTHS
                                          (INCEPTION TO)            (INCEPTION TO)              ENDED
                                          MARCH 31, 1999           DECEMBER 31, 1998      DECEMBER 31, 1999
                                      -----------------------   -----------------------   -----------------
High...............................           $0.6982                   $0.6982                $0.6925
Low................................            0.6341                    0.6341                 0.6607
End................................            0.6626                    0.6504                 0.6925
Average............................            0.6598                    0.6587                 0.6784


      On February 4, 2000, the inverse of the noon buying rate was Cdn$1.00 per $0.6912.


                      ENFORCEABILITY OF CIVIL LIABILITIES

      We have been incorporated under the laws of the Province of Ontario, and our executive offices are located in Ontario. Many of our directors, controlling persons and officers, and representatives of the experts named in this prospectus, are residents of Canada, and a substantial portion of their assets and a majority of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons, officers and representatives of experts who are not residents of the United States or to enforce against them judgments of courts of the United States based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Canada against us or against any of our directors, controlling persons, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the federal securities laws of the United States.

                                USE OF PROCEEDS


      We expect to receive approximately $76,450,000 in net proceeds from the sale of 5,000,000 common shares in this offering and the private placement in Canada of 500,000 common shares to Nortel Networks, assuming an initial public offering price of $15.00 per common share. We estimate the net proceeds will be approximately $86,912,500 if the underwriters' over-allotment option is exercised in full. The principal purposes of this offering are to obtain additional capital, create a public market for our common shares and facilitate our future access to the public capital markets.


      We intend to use our net proceeds for working capital and other general corporate purposes, including sales and marketing expenses and research and development expenditures. We have not yet determined with any certainty the manner in which we will allocate the net proceeds, but we currently intend to use approximately $8 million of the net proceeds to expand our sales and marketing capabilities and approximately $3 million for research and development expenditures. The amounts and timing of these expenditures will vary depending on a number of factors, including future revenue growth, if any, the amount of cash we generate from operations, the progress of our product development efforts and developments in Internet commerce. We may also use a portion of the net proceeds of this offering to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our current business and products. However, we have no present plans, agreements or commitments, and are not currently engaged in any negotiations, with respect to any such acquisition or investment. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

      We have not paid any cash dividends on our shares and we currently do not have any plans to pay dividends on our shares. In addition, our lease line of credit specifically prohibits the payment of dividends on our shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." We intend to retain all of our available funds for use in the operation of our business. Any future determination by us to pay dividends will be at the discretion of our board of directors and in accordance with the terms and conditions of any outstanding indebtedness and will depend upon our financial condition, results of operations, capital requirements and such other factors as our board of directors considers relevant.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 1999:


      - on an actual basis, giving effect to a 3-for-2 split of our common shares, which was made effective by articles of amendment filed on February 7, 2000;


      - on a pro forma basis to reflect the exercise of all of our outstanding special warrants to purchase 6,490,386 common shares and the conversion of all of our outstanding redeemable convertible special shares into 11,684,212 common shares in connection with the completion of this offering as described in "Description of Share Capital;" and


      - on a pro forma as adjusted basis to give effect to the sale of the 5,000,000 common shares offered by this prospectus at an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting commissions and estimated offering expenses and to the private placement in Canada of 500,000 common shares to Nortel Networks at an assumed price of $15.00 per share.


      This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.


                                                                       DECEMBER 31, 1999
                                                               ---------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                               -------   ---------   -----------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Obligations under capital leases, net of current portion....   $   267    $   267     $    267
                                                               -------    -------     --------
Redeemable convertible special shares; unlimited shares
  authorized, 7,789,476 shares issued and outstanding,
  actual; no shares authorized, issued or outstanding, pro
  forma and pro forma as adjusted...........................     3,851         --           --
                                                               -------    -------     --------
Special warrants; 4,326,924 special warrants issued and
  outstanding, actual; no special warrants issued and
  outstanding, pro forma and pro forma as adjusted..........    14,703         --           --
                                                               -------    -------     --------
Shareholders' equity (deficiency):
  Common shares; unlimited shares authorized; 5,250,000
     shares issued and outstanding, actual; 23,424,598
     shares issued and outstanding, pro forma; 28,924,598
     shares issued and outstanding, pro forma as adjusted...     6,318     24,872      101,322
  Preference shares (undesignated); no shares authorized,
     issued or outstanding actual; unlimited shares
     authorized, no shares issued or outstanding, pro forma
     and pro forma as adjusted..............................        --         --           --
  Warrant...................................................       126        126          126
  Deferred stock-based compensation.........................    (5,502)    (5,502)      (5,502)
  Accumulated other comprehensive losses....................      (152)      (152)        (152)
  Accumulated deficit.......................................    (6,248)    (6,248)      (6,248)
                                                               -------    -------     --------
     Total shareholders' equity (deficiency)................    (5,458)    13,096       89,546
                                                               -------    -------     --------
       Total capitalization.................................   $13,363    $13,363     $ 89,813
                                                               =======    =======     ========


      The table above excludes options outstanding at December 31, 1999 to purchase up to 3,594,675 common shares under our stock option plan.

                                    DILUTION

      If you invest in our common shares, your interest will be diluted by the amount of the difference between the public offering price per common share and the pro forma adjusted net tangible book value per common share after this offering.

      Our pro forma net tangible book value as of December 31, 1999 was $13.1 million, or $0.56 per common share. Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of outstanding common shares after giving effect to the conversion of all our outstanding redeemable convertible special shares and the exercise of all our outstanding special warrants.


      After giving effect to our sale of 5,000,000 common shares in this offering at an assumed public offering price of $15.00 per common share and after deducting the estimated underwriting commissions and estimated offering expenses and to the private placement in Canada of 500,000 common shares to Nortel Networks, which will occur concurrently with the completion of this offering, our adjusted pro forma net tangible book value as of December 31, 1999 would have been $89.5 million, or $3.10 per common share. This amount represents an immediate increase in pro forma net tangible book value of $2.54 per common share to existing shareholders and an immediate dilution of $11.90 per common share to new investors. The following table illustrates this dilution to new investors:



Assumed public offering price per common share..............             $15.00
  Pro forma net tangible book value per common share as of
     December 31, 1999......................................    $0.56
  Increase per common share attributable to this offering
     and the private placement in Canada....................     2.54
                                                                -----
Adjusted pro forma net tangible book value per common share
  after this offering and the private placement in Canada...               3.10
                                                                         ------
Dilution per common share to new investors in this offering
  and the private placement in Canada.......................             $11.90
                                                                         ======



      If the underwriters exercise their option to purchase additional common shares in this offering, our adjusted pro forma net tangible book value at December 31, 1999 would be $100.0 million, or $3.37 per common share, representing an immediate increase in pro forma net tangible book value to our existing stockholders of $2.81 per share and an immediate dilution to new investors of $11.63 per common share.



      The table below shows on a pro forma basis as of December 31, 1999, after giving effect to the conversion of all our outstanding redeemable convertible special shares and the exercise of our outstanding special warrants, the difference between our existing shareholders and our new investors (including Nortel Networks which will acquire common shares in our private placement in Canada) with respect to the number of common shares purchased, the total consideration paid and the average price per share paid, before deducting estimated underwriting commissions and estimated offering expenses:



                                          SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                        ---------------------   ----------------------     PRICE
                                          NUMBER      PERCENT      AMOUNT      PERCENT   PER SHARE
                                        -----------   -------   ------------   -------   ---------
Existing shareholders................    23,424,598     81.0%   $ 24,872,000     23.2%    $ 1.06
New investors........................     5,500,000     19.0      82,500,000     76.8      15.00
                                        -----------   ------    ------------   ------
  Total..............................    28,924,598    100.0%   $107,372,000    100.0%
                                        ===========   ======    ============   ======



      If the underwriters' over-allotment option is exercised in full, the number of common shares held by new investors will increase to 6,250,000, or 21.1%, of the total common shares outstanding after this offering.

      As of December 31, 1999, we had outstanding options to purchase 3,594,675 common shares at a weighted average exercise price of $0.88 per share and an outstanding warrant to purchase 394,737 common shares at an exercise price of $0.44 per share. In addition, there were 905,325 options available for future grant under our stock option plan. If the option holders or warrant holder exercise these outstanding securities, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected consolidated financial data are derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors, and are included elsewhere in this prospectus.


                                             PERIOD FROM MAY 7,    PERIOD FROM MAY 7,
                                             1998 (INCEPTION) TO   1998 (INCEPTION) TO   NINE MONTHS ENDED
                                               MARCH 31, 1999       DECEMBER 31, 1998    DECEMBER 31, 1999
                                             -------------------   -------------------   -----------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues:
  Products................................              --                    --              $ 5,061
  Services................................              --                    --                  296
                                                   -------               -------              -------
     Total revenues.......................              --                    --                5,357
                                                   -------               -------              -------
Cost of revenues:
  Products................................              --                    --                   20
  Services................................              --                    --                  701
                                                   -------               -------              -------
     Total cost of revenues...............              --                    --                  721
                                                   -------               -------              -------
Gross profit..............................              --                    --                4,636
                                                   -------               -------              -------
Operating expenses:
  Sales and marketing.....................         $   554               $   144                5,456
  Research and development................             797                   486                2,244
  General and administrative..............             180                    45                  767
  Amortization of deferred stock-based
     compensation.........................             171                     2                  769
                                                   -------               -------              -------
  Total operating expenses................           1,702                   677                9,236
                                                   -------               -------              -------
Loss from operations......................          (1,702)                 (677)              (4,600)
Interest income, net......................              13                    --                  354
                                                   -------               -------              -------
Loss before provision for income taxes....          (1,689)                 (677)              (4,246)
Provision for income taxes................              --                    --                   --
                                                   -------               -------              -------
Loss for the period.......................          (1,689)                 (677)              (4,246)
Less: accretion of dividends on redeemable
  convertible special shares..............            (101)                   --                 (212)
Loss applicable to common shares..........         $(1,790)              $  (677)             $(4,458)
                                                   =======               =======              =======
Basic and diluted loss per common share...         $ (2.40)              $ (1.35)             $ (1.85)
                                                   =======               =======              =======
Shares used in computing basic and diluted
  loss per common share...................             746                   503                2,415
                                                   =======               =======              =======
Pro forma basic and diluted loss per
  common share............................         $ (0.30)                                   $ (0.24)
                                                   =======                                    =======
Shares used in computing pro forma basic
  and diluted loss per common share.......           6,010                                     18,584
                                                   =======                                    =======


                                                               MARCH 31, 1999    DECEMBER 31, 1999
                                                               --------------    ------------------
                                                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..................................       $ 1,989             $11,940
Working capital............................................         1,607              12,187
Total assets...............................................         2,573              16,590
Long-term obligations, net of current portion..............            66                 267
Redeemable convertible special shares......................         3,481               3,851
Special warrants...........................................            --              14,703
Shareholders' deficiency...................................        (1,622)             (5,458)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

OVERVIEW

      From the date of our incorporation on May 7, 1998 until April 1999 we were a development stage company and had no revenues. Our operating activities during this period consisted primarily of conducting research and developing our initial products. In May 1999, we released and sold the first commercially available version of the Delano e-Business Interaction Suite.

      To date, we have derived substantially all of our revenues from the sale of software product licenses and from the provision of professional services, including implementation, training and maintenance services. Our products have been sold primarily through our direct sales force.

      Our products are offered on a licensed basis. We license our products based on:

      - a fee for each client, which depends on the specific and individual needs of the client;

      - an additional fee, which covers installation, configuration, training and professional services; and

      - a variable component, which depends on, among other things, the number of servers and the number of optional applications and add-ons purchased.

      We recognize our software license revenues in accordance with the American Institute of Certified Public Accountants, or AICPA, Statement of Position 97-2, "Software Revenue Recognition," and related amendments and interpretations contained in the AICPA's Statement of Position 98-9. We generally recognize revenues allocated to software licenses upon delivery of the software products, when all of the following conditions have been met:

      -  persuasive evidence of an arrangement exists;

      -  the license fee is fixed or determinable; and

      -  the license fee is collectible.

      Because substantially all of our software license agreements include related maintenance services, these agreements are multiple-element arrangements. We allocate the fees in multiple-element arrangements based on the respective value for each element, with maintenance being allocated as at least 18% of license revenue in all sales. Delivery of the software generally is deemed to occur upon shipment of the software unless customers are provided the opportunity to return the products. Revenues are recognized only when all refund obligations have expired. In situations where we provide online offerings, delivery of the software occurs upon initiation of the online offerings. Revenues from maintenance and support services and online offerings are recognized ratably over the related contractual period.

      Our cost of revenues includes the cost of product documentation, the cost of compact disks used to deliver our products, personnel-related expenses, travel costs, equipment costs and overhead costs.

      Our operating expenses are classified into four categories: sales and marketing, research and development, general and administrative, and amortization of deferred stock-based compensation.

      - Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows and marketing materials.

      - Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors and in connection with the enhancement of existing products and quality assurance activities.

      - General and administrative expenses consist primarily of compensation and related costs for administrative personnel, legal, accounting and other general corporate expenses.

      - Amortization of deferred stock-based compensation includes the amortization, over the vesting period of a stock option, of the difference between the exercise price of options granted to employees and the deemed fair market value of the options for financial reporting purposes. In addition, deferred stock-based compensation includes compensation expenses arising on the issuance of a warrant to an employee, calculated as the difference between the exercise price of the warrant and the fair market value at the date of issuance.

We allocate common costs based on relative headcount or other relevant measures. These allocated costs include rent and other facility-related costs for the corporate head office, communication expenses and depreciation expenses for furniture and equipment.

      In connection with the granting of stock options and the issuance of a warrant to our employees, we recorded deferred stock-based compensation totaling $6.3 million through December 31, 1999. This amount represents the total difference between the exercise prices of stock options and the warrant and the deemed fair value of the underlying common stock for accounting purposes on the date these stock options were granted and the warrant issued. This amount is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board, or FASB, Interpretation No. 28. We recorded $171,000 of stock-based compensation amortization expense during the period from May 7, 1998 to March 31, 1999, and $769,000 of stock-based compensation amortization expense during the nine months ended December 31, 1999. As of December 31, 1999, we had a total of $5.5 million of deferred stock-based compensation that had not been amortized. We expect to record additional deferred stock-based compensation of at least $500,000 for stock option grants made after December 31, 1999. The amortization of the remaining deferred stock-based compensation will result in additional charges to operations through December 2003 of approximately $475,000 per quarter. The amortization of deferred stock-based compensation is classified as a separate component of operation expenses in our consolidated statement of operations.

      In our development of new products and enhancements of existing products, the technological feasibility of the software is not established until substantially all product development is complete. Historically, our software development costs eligible for capitalization have been insignificant and all costs related to internal product development have been expensed as incurred.

      We believe that period-to-period comparisons of our historical operating results are not necessarily meaningful and should not be relied upon as being a good indication of our future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently experienced by companies in early stages of development, particularly companies in new and rapidly evolving markets like ours. Although we have experienced significant revenue growth recently, this trend may not be sustainable. Furthermore, we may not achieve or maintain profitability in the future.

RESULTS OF OPERATIONS

Nine Months Ended December 31, 1999 Compared to Period from May 7, 1998 (Inception) to December 31, 1998.

      Revenues. For the eight months included in the period from our inception to December 31, 1998, we were a development stage company and had no revenues. Total revenues for the nine months ended December 31, 1999 were $5.4 million. License revenues accounted for $5.1 million, or 94.5% of total revenues. Services revenues, including maintenance and services fees, accounted for the remaining $296,000 or 5.5% of total revenues. Approximately 69.5% of our total revenues were generated in the United States, 30.1% were generated in Canada and 0.4% were generated elsewhere in the nine months ended December 31, 1999.

      Cost of revenues. Cost of product revenues was $20,000 for the nine months ended December 31, 1999 or 0.4% of total revenues. Cost of service revenues was $701,000 for the nine months ended

December 31, 1999, or 13.1% of total revenues. We anticipate that cost of service revenues will increase in absolute dollars as we continue to hire additional services personnel. We anticipate that the cost of product revenues will increase proportionately with increases in product revenues.

      Sales and marketing. Sales and marketing expenses increased from $144,000 for the eight months ended December 31, 1998 to $5.5 million for the nine months ended December 31, 1999. This increase was attributable primarily to the addition of 46 sales and marketing personnel and higher marketing costs due to expanded promotional activities. We anticipate that sales and marketing expenses will increase in absolute dollars as we continue to hire additional sales and marketing personnel and expand discretionary marketing programs.

      Research and development. Research and development expenses increased from $486,000 for the eight months ended December 31, 1998 to $2.2 million for the nine months ended December 31, 1999. This increase was attributable primarily to the addition of 39 product development and related services personnel and to increased consulting and recruiting costs. The expenses were reduced by investment tax credits of $142,000 for the nine months ended December 31, 1999. We anticipate that research and development expenses will increase in absolute dollars, but will vary as a percentage of total revenues from period to period as we continue to hire additional research and development personnel.

      As a Canadian Controlled Private Corporation or CCPC, we qualified for certain investment tax credits under the Income Tax Act (Canada) on eligible research and development expenditures. Prior to this offering, refundable investment tax credits, which result in cash payments to us, have been recorded at a rate of 35% of eligible current and capital research and development expenditures. Prior to this offering, we were entitled to an investment tax credit at these rates for the first Cdn$2.0 million (approximately $1.4 million) of eligible research and development expenditures and a further investment tax credit at the rate of 20% of eligible research and development expenditures in excess of Cdn$2.0 million. Investment tax credits on current expenditures earned at the 35% rate are fully refundable to CCPCs. Investment tax credits earned by a CCPC on capital expenditures at the 35% rate are refundable at a rate of 40% of the amount of the credit. We will earn investment tax credits at a rate of 20% of eligible current and capital research and development expenditures made after we complete our initial public offering. While a portion of investment tax credits earned as a CCPC are refundable, investment tax credits earned after we complete this offering may only be used to offset income taxes otherwise payable.

      General and administrative. General and administrative expenses increased from $45,000 for the eight months ended December 31, 1998 to $767,000 for the nine months ended December 31, 1999, due primarily to the addition of 11 administrative personnel, increased consulting costs and to higher facilities-related expenses necessary to support our growth. We expect that general and administrative expenses will increase in absolute dollars as we add personnel and incur related costs to facilitate the growth of our business.

      Amortization of deferred stock-based compensation. We incurred a charge of $2,000 in the eight months ended December 31, 1998 and a charge of $769,000 for the nine months ended December 31, 1999 related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant.

      Interest income, net. Interest income, net for the nine months ended December 31, 1999 was $354,000, reflecting the interest earned on the cash and cash equivalents balance arising from our special warrant offering in June 1999. Interest income, net for the eight months ended December 31, 1998 was nil.

      Provision for income taxes. A deferred tax asset of $2.7 million existed as of December 31, 1999. A valuation allowance is recorded against a deferred tax asset if it is more likely than not that the asset will not be realized. The valuation allowance reflects the lack of profitability in the past, the significant risk that taxable income would not be generated in the future and the nontransferable nature of the deferred tax asset under certain conditions.

Period from May 7, 1998 (Inception) to March 31, 1999

      Sales and marketing. Sales and marketing expenses were $554,000 for the eleven months included in the period from our inception to March 31, 1999. These expenses consisted primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows and marketing materials.

      Research and development. Research and development expenses were $797,000 for the eleven months ended March 31, 1999. These expenses consisted primarily of compensation and related costs for research and development employees and contractors. The expenses were reduced by investment tax credits of $201,000.

      General and administrative. General and administrative expenses were $180,000 for the eleven months ended March 31, 1999. These expenses consisted primarily of compensation and related costs for administrative personnel, legal, accounting and other general corporate expenses.

      Amortization of deferred stock-based compensation. We incurred a charge of $171,000 for the eleven months ended March 31, 1999 related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant.

      Interest income, net. Interest income, net consisted of $13,000 earned on cash and cash equivalents for the eleven months ended March 31, 1999.

QUARTERLY RESULTS OF OPERATIONS

      The following table sets forth certain unaudited consolidated statements of operations data for our seven quarters of operation. In our management's opinion, this unaudited information has been prepared on the same basis as our annual consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments necessary to fairly present the unaudited quarterly results. These adjustments consist only of normal recurring adjustments. This information should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                    QUARTER ENDED
                            ---------------------------------------------------------------------------------------------
                            JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                              1998         1998            1998         1999        1999         1999            1999
                            --------   -------------   ------------   ---------   --------   -------------   ------------
                                                                   (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues:
  Products................      --            --             --             --     $  752       $ 1,561        $ 2,748
  Services................      --            --             --             --         59            54            183
                              ----         -----          -----        -------     ------       -------        -------
    Total revenues........      --            --             --             --        811         1,615          2,931
                              ----         -----          -----        -------     ------       -------        -------
Cost of revenues
  Products................      --            --             --             --         --             6             14
  Services................      --            --             --             --        149           231            321
                              ----         -----          -----        -------     ------       -------        -------
    Total cost of
      revenues............      --            --             --             --        149           237            335
                              ----         -----          -----        -------     ------       -------        -------
Gross profit..............      --            --             --             --        662         1,378          2,596
                              ----         -----          -----        -------     ------       -------        -------
Operating expenses:
  Sales and marketing.....      --         $  31          $ 113        $   410        818         1,198          3,440
  Research and
    development...........    $ 95           179            212            311        389           801          1,054
  General and
    administrative........       4            11             30            135        157           255            355
  Amortization of deferred
    stock-based
    compensation..........      --            --              2            169        107           211            451
                              ----         -----          -----        -------     ------       -------        -------
    Total operating
      expenses............      99           221            357          1,025      1,471         2,465          5,300
                              ----         -----          -----        -------     ------       -------        -------
Loss from operations......     (99)         (221)          (357)        (1,025)      (809)       (1,087)        (2,704)
Interest income, net......      --            --             --             13         11           165            178
                              ----         -----          -----        -------     ------       -------        -------
Loss before provision for
  income taxes............     (99)         (221)          (357)        (1,012)      (798)         (922)        (2,526)
Provision for income
  taxes...................      --            --             --             --         --            --             --
                              ----         -----          -----        -------     ------       -------        -------
Loss for the period.......    $(99)        $(221)         $(357)       $(1,012)    $ (798)      $  (922)       $(2,526)
                              ====         =====          =====        =======     ======       =======        =======

      Our revenues have increased in our three most recent quarters due to the initial introduction of our products in May 1999 and our addition of distribution channels. Each of our expense categories has increased on a quarterly basis due to the growth of our business and the hiring of new personnel.

      Our quarterly operating results have varied widely in the past, and we expect that they will continue to fluctuate in the future as a result of a number of factors, many of which are outside our control. Our limited operating history and the undeveloped nature of the market for interaction-based e-business communications products make predicting future revenues difficult. Our expense levels are based, in part, on expectations regarding future revenue increases, and to a large extent, such expenses are fixed, particularly in the short term. There can be no assurance that our expectations regarding future revenues are accurate. Moreover, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our expectations would likely cause significant increases in our net losses for that period.

      Due to the foregoing factors, our operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results are not meaningful, and you should not rely on them as indicative of our future performance. You should also evaluate our prospects in light of the risks, expenses and difficulties commonly encountered by comparable early-stage companies in new and rapidly emerging markets. We cannot assure you that we will successfully address the risks and challenges that face us. In addition, although we have experienced significant revenue growth recently, we cannot assure you that our revenues will continue to grow or that we will become or remain profitable in the future.

LIQUIDITY AND CAPITAL RESOURCES

      Since the date of incorporation, we have raised an aggregate of $3.4 million through private placements of special shares. We have also raised $14.4 million, net of the agents' commission and offering expenses, through a private placement of special warrants.

      Our operating activities used cash of $1.1 million during the eleven months ended March 31, 1999 and cash of $4.2 million for the nine months ended December 31, 1999. Our negative operating cash flow resulted principally from the net losses that we incurred during these periods as we invested in the development of our products, expanded our sales force and expanded our infrastructure to support our growth.

      Our financing activities generated $3.4 million in cash during the eleven months ended March 31, 1999 and $14.3 million in the nine months ended December 31, 1999. Of these financing activities, the issuance of redeemable convertible special shares generated net proceeds of $3.4 million in the eleven months ended March 31, 1999, and the issuance of special warrants generated net proceeds of $14.4 million in the nine months ended December 31, 1999.

      Our investing activities, consisting of the purchase of computer equipment, software, furniture and equipment to support our growing number of employees, used cash of $251,000 during the period ended March 31, 1999 and cash of $464,000 during the nine months ended December 31, 1999.

      In March 1999, we obtained a lease line of credit from a Canadian chartered bank to purchase equipment and furniture. Approximately $96,000 was outstanding on the lease line of credit as of March 31, 1999 and approximately $476,000 was outstanding as of December 31, 1999. The ceiling on the lease line of credit is Cdn$1,000,000 (approximately $693,000). The lease line of credit is collateralized with cash for the amount of the line that is used for leasing equipment.

      Our capital requirements depend on a number of factors. We expect to devote substantial resources to continue our research and development efforts, expand our sales, support, marketing and product development organizations, establish additional facilities worldwide and build the infrastructure necessary to support our growth. Our expenditures have increased substantially since the date of incorporation, and we anticipate that capital expenditures will continue to increase in absolute dollars in the foreseeable future.


      At December 31, 1999, we had cash and cash equivalents aggregating $11.9 million. We believe that our current cash and cash equivalents are sufficient to fund our operations for at least the next 12 months even if we do not complete this offering or the private placement in Canada to Nortel Networks. We expect that the proceeds of this offering and the private placement will enable us to facilitate more rapid expansion, including increases in personnel and office facilities, to develop new or enhance existing products or services, to respond to competitive pressures, or to acquire or invest in complementary businesses, technologies, services or products. If cash generated from operations is insufficient to meet our long-term liquidity needs, we may need to raise additional funds or seek other financing arrangements. Additional funding may not be available on favorable terms or at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate potential acquisitions of other businesses, products and technologies. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financing and any such financing may be dilutive to existing investors.


YEAR 2000 COMPLIANCE

      Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations, causing disruptions of normal business activities.

      Scope of Our Year 2000 Assessment. Our IT group directed our Year 2000 compliance program and was charged with identifying issues of potential risk within each department and making the appropriate evaluations, modifications, upgrades or replacements. Members of our IT group worked with members of each of our principal internal divisions in the course of assessing our Year 2000 compliance.

      The scope of our Year 2000 compliance program included testing the Delano e-Business Interaction Suite and the IT and non-IT systems used at our office in Toronto, Ontario. Our other sales offices use the same third-party hardware and software systems as those in our Toronto office. Accordingly, our IT group determined that it would not conduct an independent review of those offices. The operational areas under investigation included:

      -  products;

      -  software applications;

      -  facilities;

      -  suppliers and vendors; and

      -  computer systems.

      We do not currently have any information concerning the Year 2000 compliance status of our clients. If our current or future clients failed to achieve Year 2000 compliance or if they divert technology expenditures, especially technology expenditures that were budgeted for our products, to address Year 2000 compliance problems, our business could suffer.

      Budget. We funded our Year 2000 plan from available cash and have not separately accounted for these expenses in the past. Expenditures for Year 2000 compliance totalled less than $20,000. Because our products were designed to be Year 2000 compliant, most of our expenses related to the operating costs incurred by employees involved in the evaluation process and Year 2000 compliance matters generally.

      Products. We have completed testing the products that we have shipped to date. Our testing has determined that these products are capable of properly distinguishing between 20th and 21st century dates when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with these products are also capable of properly distinguishing between 20th and 21st century dates.

      Third-party Hardware and Software Systems and Services. We have evaluated all of the material third-party systems and software that we use in our business. We have received written statements of Year 2000 compliance from substantially all of the providers of hardware used in our business, and have installed Year 2000 "patch kits" where appropriate. We have identified twelve different software vendors that provide software products in our business. If any of the compliance statements that we have received from our third-party software or hardware providers are false, our internal systems and our ability to ship our product would be materially harmed.

      We also have obtained written compliance statements as to Year 2000 compliance from our other third-party service providers, including our Internet service providers, cellular telephone providers and all of our utilities.

      While we have not experienced any business disruptions, or other adverse effects from Year 2000 problems to date, we continue to monitor our software, the software we license for our internal use, the systems that operate in conjunction with our software and our internal and external systems for Year 2000 failures. We do not expect that the Year 2000 issue will have a material adverse effect on our business. However, it is not possible to be certain that all aspects of the Year 2000 issues affecting us, including those related to the efforts of third parties, have been fully resolved. For information concerning risks to us relating to the Year 2000 issue and its potential impact on our business, see "Risk Factors -- Year 2000 complications may disrupt our operations and harm our business."

      Contingency Plan. We have developed a contingency plan to ensure that our customers continue to receive service in the event of failure due to unforeseen or unanticipated problems with internal or external systems, vendors or suppliers. Our key systems are backed up with the data stored both on and off premises. Key servers and systems have replacement systems containing all applicable data. Key technical personnel will be monitoring all systems during the critical period of the date change and much of our other personnel will be on call. If our main Internet connection becomes inoperative, we have individual dial facilities that can enable internal users to connect to our system. Our product downloads are located offsite and we are satisfied that the hosting company's Year 2000 compliance program and contingency plans are adequate. All sales and support personnel are equipped with notebook computers with internal modems allowing them to be self-sufficient outside of our main office.

RECENT ACCOUNTING PRONOUNCEMENTS

      In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," or SFAS No. 131, which we adopted in 1998. SFAS No. 131 establishes standards for disclosures about operating segments, product and services, geographic areas and major customers. We operate in a single reportable operating segment, that is the developing and marketing of interaction-based e-business communications applications.

      In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," or SOP No. 98-1. SOP No. 98-1 requires entities to capitalize certain costs related to internal use software once certain criteria have been met. We adopted SOP 98-1 in 1998. The adoption of SOP No. 98-1 did not have a material impact on our financial position or results of operations.

      In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. We adopted SOP 98-5 in 1998. As we had not capitalized these costs, adopting SOP 98-5 did not have an impact on our consolidated financial statements.

      In December 1998, the AICPA issued SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with respect to Certain Transactions." SOP No. 98-9 amends SOP No. 97-2 to require the entity to recognize revenue for multiple element arrangements by means of the "residual method" when:

      - there is vendor-specific evidence of the fair values of all of the undelivered elements that are not accounted for by means of long-term contract accounting;

      - vendor-specific evidence of fair value does not exist for one or more of the delivered elements; and

      - all revenue recognition criteria of SOP No. 97-2, other than the requirement for vendor-specific evidence of the fair value of each delivered element, are satisfied.

      We adopted SOP No. 98-9 commencing April 1, 1999. Adopting SOP 98-9 did not have a material effect on our results of operations, financial position or cash flows.

      In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" or SFAS No. 133. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for the fiscal year ending March 31, 2002. We do not believe that adopting SFAS No. 133 will have a material effect on our financial position or results of operations.

QUALITATIVE AND QUANTITATIVE MARKET RISK

      We develop products in Canada and sell these products in North America and Europe. Generally, our sales are made in local currency, which to date has been mostly United States dollars. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. We do not currently use derivative instruments to hedge our foreign exchange risk. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure.

                                    BUSINESS

OVERVIEW


      We provide communications software that enables companies to rapidly develop and deploy applications that automate business processes and personalize and manage interactions over the internet with their existing and prospective customers, partners, suppliers and employees. These interactions, or e-business communications, consist of inbound and outbound communications through e-mail as well as communications through companies' web sites. Companies can use applications developed with our software to initiate, route, track, analyze, respond to and manage inbound and outbound e-business communications. We are focusing our sales efforts on businesses in the financial services, technology, telecommunications, transportation, retail and marketing services industries, as well as other organizations engaged in, or focused on, business-to-business or business-to-customer commercial opportunities using the internet. Where desirable, our professional services group can assist our clients' internal IT personnel to implement our products.


INDUSTRY BACKGROUND


      The internet is growing dramatically as a means of conducting business. According to International Data Corporation, electronic commerce will increase from $50.4 billion in 1998 to $1.3 trillion by 2003, as more consumers shop online and the internet becomes an accepted channel for business-to-consumer and business-to-business interactions. International Data Corporation estimates that the number of web users will increase from 142.2 million in 1998 to 502.4 million in 2003. Businesses are using e-mail and the web to interact more effectively with existing and prospective customers, partners, suppliers and employees. For example, companies in industries such as financial services, telecommunications, transportation, retail and marketing services increasingly rely on e-mail and communications through web sites instead of traditional means of communication such as telephone calls, letters, facsimiles and face-to-face meetings. E-mail and the web, which once were used primarily within the technical community, have become mainstream methods of communication.


      In order to take advantage of the internet to communicate, businesses need solutions that can manage both inbound and outbound traffic. For example, Jupiter Communications conducted a survey of 125 companies with content, consumer brands, travel, retail and financial services web sites and discovered that 51% of those sites either took longer than five days to reply to e-mail inquiries or failed to respond at all. Clients need solutions to manage the growing volume of traffic associated with the increased use of the internet. For example, International Data Corporation estimates that the worldwide customer relationship management application market will grow from $1.9 billion in 1998 to $11.0 billion by 2003, and the Direct Marketing Association estimates that interactive direct-marketing expenditures will increase from $379.7 million in 1998 to $3.2 billion by 2003.


      To date, organizational and operational constraints have made it difficult and expensive to automate interactions and business processes between a company and its customers, partners, suppliers and employees. Companies seeking to implement e-business communications must either develop their own custom applications or purchase prepackaged software. Customized applications for specific business requirements are often expensive and complex. In addition, since applications typically are developed for internal business processes, they may not be easily adapted to communicate with customers, partners, suppliers and employees over the internet. Although prepackaged software can eliminate a portion of the time and expense required to develop a customized application, the implementation and subsequent upgrades of a prepackaged solution may require business process changes or software customization that strains internal IT resources. Since prepackaged software often is designed to address a single operational area, an organization may encounter difficulties using prepackaged software to address the needs of other operational areas or to communicate with customers, partners, suppliers and employees over the internet. In addition, prepackaged software may not leverage an organization's existing IT infrastructure, resulting in redundancies in software and data.

      Businesses increasingly require a solution that enables them to rapidly develop and deploy applications that automate, personalize and manage their interactions over the internet. The solution must leverage businesses' existing IT infrastructures to provide a broad range of applications across many operational areas. It must be able to handle large volumes of communications reliably and cost-effectively to meet businesses' growing dependence on communications over the internet. Finally, the solution must extend beyond the walls of the enterprise to reach and connect customers, suppliers and partners.

THE DELANO SOLUTION


      Our solution is based on the Delano e-Business Interaction Suite, which enables businesses to rapidly develop and deploy applications that automate business processes and personalize and manage interactions over the internet with their customers, partners, suppliers and employees. We believe that our solution offers the following specific benefits to our clients:



      Enhanced Communications. Our e-business communications software enables an organization to develop and deploy e-business communications applications across many operational areas, including finance, marketing, sales, service, operations and human resources. Our products permit our clients to respond rapidly and effectively to large volumes of e-mail and web-based communications. For example, our products allow companies to automatically respond to large numbers of inbound communications received by e-mail or through websites and route inquiries to the appropriate departments for action. Our products also enable organizations to capture and analyze information by communicating with a client's existing corporate databases and directories. Our clients can use this information to design better marketing programs, products and services and to improve business processes to meet the needs of their customers, partners, suppliers and employees.



      Rapid Deployment. Our products use a "drag and drop" style interface that allows our clients to define and outline a business process by arranging application components in a flowchart-style environment. The application components serve as the building blocks of the e-business communications application. This component-based architecture enables our clients to develop a wide range of e-business communications applications in a matter of days or weeks.The flexible and open nature of our component-based architecture enables the Delano e-Business Interaction Suite to be integrated with our clients' existing systems, applications and databases, extending the capabilities of our clients' existing IT infrastructure.


      Scalability. We have designed our products to reliably support multiple business processes and thousands of simultaneous e-business interactions. Our component-based architecture supports incremental additions to hardware capacity to address increased communication volumes.


      Increased Revenue Opportunities and Reduced Operating Costs. We believe our products can help our clients increase their revenues and reduce their operating costs. For example, clients can generate revenue through applications for marketing campaigns and for lead tracking and management. Our service improvement applications, which include electronic surveys, personalized newsletters and inbound e-mail support, can lead to increased revenues by increasing customer loyalty. Using our solution enables clients to process large volumes of e-business communications automatically, using a reduced number of support and administrative personnel, which results in lower costs than can be achieved using traditional methods such as call centers. Clients also can reduce costs by using our applications for processes such as overdue accounts receivable notification, automated customer support, inventory management and self-service.


BUSINESS STRATEGY

      Our objective is to establish our products as the leading e-business communications software. The following are the key elements of our strategy for achieving this objective:

      Extend Technology Leadership. We intend to continue to develop and improve our products to extend our technological leadership. We believe we are the first to market a component-based architecture designed to rapidly develop and deploy e-business communications applications that can connect most of a business's operational areas to its customers, partners, suppliers and employees. We intend to continue to develop new and enhanced products, including products designed to manage higher volumes of communications and improve integration with our clients' existing IT infrastructures. In addition, we are continuing to develop e-business applications such as the Delano Velocity application suites, which are being designed as prepackaged applications for specific business areas to further reduce the time required to develop and deploy e-business communications applications.


      Increase Penetration of Target Markets. We are focusing our sales efforts on industries that we believe are early adopters of e-business communications applications. We use our in-house industry expertise to supply our products to organizations in the financial services, technology, telecommunications, transportation, retail and marketing services industries as well as to other organizations that are engaged in, or focused on, business-to-business or business-to-consumer commercial opportunities over the internet. We intend to develop new products for particular application areas that are relevant to our target industries.

      Increase Presence Worldwide. We plan to extend our commitment to international sales and support to take advantage of the growing worldwide demand for e-business communications applications. We have recently opened an office in the United Kingdom, which oversees and processes all orders for our products and services in Europe and parts of Africa. We intend to increase our international presence by opening additional offices and intensifying marketing activities in Europe, and allying ourselves with selected international third-party distribution companies, consulting organizations and software vendors.

      Increase Distribution Capabilities. We have entered into agreements with established third-party distribution companies, consulting organizations and software vendors, including Clarify, Macromedia and PricewaterhouseCoopers, to enhance our market presence and extend our sales and services resources. We intend to enter into additional agreements to further expand the distribution channels for our products.

      Pursue Strategic Acquisitions. We intend to pursue acquisitions of complementary technologies and expertise. Acquisitions will be made only if we believe that they are financially attractive and present opportunities for expanding growth. For example, we will seek to identify opportunities to acquire technologies and personnel that will help us to expand the breadth of our applications and provide us with additional domain expertise.

PRODUCTS


      Our solution is based on the Delano e-Business Interaction Suite, which automates business processes that utilize e-mail or the web to interact with a client's customers, partners, suppliers and employees. We also offer other products that complement the Interaction Suite and focus on specific technologies or business areas, including products that manage higher volumes of communications, improve integration with our clients' existing IT infrastructure and further reduce the time required to develop and deploy e-business communications applications.


Delano e-Business Interaction Suite


      The Delano e-Business Interaction Suite enables companies to rapidly develop and deploy e-business communications applications. The Interaction Suite consists of the following:


      - The Delano e-Business Interaction Server is an application server designed to manage thousands of e-business communications applications simultaneously. The Interaction Server is Microsoft Windows NT-based and includes an application repository to manage the storage and version control of e-business communications applications. The Interaction Server also manages and controls the quantity of applications or interactions covered by the client's license. The Interaction Server communicates directly with e-mail, web, database and directory servers. Multiple Interaction Servers can operate effectively within a client's enterprise.


      - The Delano e-Business Application Builder is a graphical application builder environment, designed to enable our clients to develop e-business communications applications simply and quickly. The Application Builder uses a "drag-and-drop" style interface that allows our clients to define and outline a business process by arranging application components in a flowchart-style environment.

        The application components serve as the building blocks of the e-business communications application. The Application Builder enables a client to develop e-business communications applications, that, among other things:

        -  interface with existing corporate databases;

        -  connect to corporate directories;

        -  gather information from, and post information to, a web server;

        - send and receive e-mail using popular e-mail protocols, such as Post Office Protocol 3 or POP3, Internet Message Access Protocol 4 or IMAP4, and Simple Mail Transfer Protocol or SMTP; and

        - parse and personalize various document types, including documents in text, HyperText Markup Language or HTML, and eXtensible Markup Language or XML formats.

      - The Delano e-Business Interaction Server Administrator is a program that enables our clients to configure, administer and manage e-business applications created with the Application Builder and executed on the Interaction Server. The Server Administrator is available as a Windows NT application or as a web application to enable remote administration.

Delano Component Pack for BackOffice

      Our component packs are being designed as groupings of components to improve integration of the Interaction Suite with our clients' existing IT infrastructures. In October 1999, we introduced the Delano Component Pack for BackOffice, which delivers enhanced integration with, and access to, Microsoft SQL Servers, Microsoft Exchange Servers, Microsoft Message Queues and Microsoft Active Directories.

Delano Component Development Kit

      The Delano Component Development Kit enables software developers to create customized components for use within the Interaction Suite. Our clients can create customized components that integrate with their legacy or other specialized IT systems, such as enterprise resource planning or customer relationship management systems.

Delano Application Templates

      The Delano Application Templates are designed to act as a starting point for our clients to develop their own e-business communications applications. We currently offer eleven application templates, including templates that act as starting points for developing outbound marketing campaigns, customer surveys, credit management applications and customer support applications.

Delano Campaign Server

      The Campaign Server reliably manages the processing of high volumes of outbound e-mail initiated from the Interaction Suite. The Campaign Server significantly enhances the scalability of the Interaction Server by distributing the outbound communications across a company's multiple e-mail servers to achieve a higher number of e-mail deliveries in a shorter period of time.

SERVICES

      If desired, our professional services group will work with clients to learn about their specific requirements and implement integrated solutions based on the Interaction Suite. This process is based on a four-step methodology, with key client checkpoints at the completion of each step:

      - Initial needs assessment. Our professional services group works with our clients to define their requirements. Once a sale has been completed, the professional services group works with the client to prioritize applications, identify key data structures that are required, and develop a detailed design overview document.

      - Application building. The group will construct the required applications using the Application Builder, develop web forms and e-mail messages, and install and configure the Interaction Server in the client's environment.

      - Testing and training. The applications are volume- and user-tested. The group also tests the interfaces between our applications and existing legacy systems. The group will conduct training and develop technical documentation for the specific applications.

      - Deployment. The applications are published and integrated with clients' systems. The group monitors production to ensure that the application is functioning properly and that any modifications are documented.

      We typically provide professional services on a time-and-materials basis, acting either alone or with third-party distribution companies, consulting organizations and software vendors. After our solution has been implemented, our client services and support organization handles ongoing account management and monitors client satisfaction.

PRODUCTS UNDER DEVELOPMENT

      We continue to invest in research and development to develop new products and enhance the functionality of our existing products. For example, we currently are developing:

      - additional Component Packs, which are intended to extend the capabilities of the Interaction Suite and facilitate integration between the Interaction Suite and our clients' IT systems; and

      - Delano Velocity application suites, which will complement the Interaction Suite and will permit our clients to enhance specific areas of operation through the use of prepackaged e-business communications applications. In addition, the Velocity application suites are intended to enable the rapid deployment of applications while still providing our clients with flexibility to update the applications as their businesses evolve. Because the application suites utilize the Interaction Suite, they can be easily customized to fit our clients' business processes and to leverage our clients' existing customer databases and infrastructures.

CLIENT SERVICE AND SUPPORT

      Our technical services group provides maintenance and technical support to our clients, including software upgrades and updates and emergency response. To date, almost all our clients have entered into maintenance agreements that entitle them to technical services. Annual maintenance fees are typically equal to 18% of the product license fee. We provide support to our clients through our support center located in Toronto.

SALES AND MARKETING


      As of January 31, 2000, we had 88 sales, business development and marketing professionals, including sales personnel, sales engineers, major account representatives and marketing managers. We maintain four direct sales representatives in Ontario as well as a total of 12 sales representatives in California, Georgia, Illinois, Massachusetts, New York and two in the United Kingdom, who oversees and processes all orders for our products and services in Europe and parts of Africa. Our direct sales force is organized into regional teams, which include both sales representatives and systems engineers.


      Our direct sales force is complemented by telemarketing from our headquarters in Toronto, Ontario, which generates, follows up and qualifies leads, and by third-party distribution companies, consulting organizations and software vendors with which we have agreements, such as Clarify, Macromedia and PricewaterhouseCoopers. These third-parties further expand the distribution channels for our products. We intend to increase our direct sales force, establish additional sales offices and enter into additional agreements with established third-party distribution companies, consulting organizations and software vendors. We expect a substantial portion of our sales in the foreseeable future to be derived from our direct sales force.

      We also pursue original equipment manufacturer sales opportunities with vendors of complementary technology, including developers of enterprise resource planning systems, customer relationship management systems, and messaging, internet and e-commerce solutions. These vendors may seek to enhance and extend their solutions by integrating our products into theirs.

      We plan to offer an online hosted application service in the first half of 2000. This service will provide an online offering of our products to businesses that want to deploy an online customer communication system while limiting their initial investments in hardware, software and services. We expect to be able to manage customer information and provide our clients with real-time access to this information. We believe this service will enable us to address markets that are complementary to our direct sales and reseller markets.

      To support our sales efforts, we conduct seminars for prospective clients and ongoing public relations campaigns, participate in conferences and trade shows and distribute direct mailings, newsletters and web site communications. We typically market our products and services independently, but we also selectively conduct joint marketing activities with third-party distribution companies, consulting organizations and software vendors.

CLIENTS

      We focus our sales efforts on organizations in five major market sectors: financial services, technology, telecommunications, retail and transportation. We have also identified demand in marketing services organizations and companies focused on business-to-business or business-to-consumer commercial opportunities over the internet. These industries have been selected because we believe them to be early adopters of e-business communications applications. Although we initially are primarily targeting clients in these market sectors, we believe that increasing use of the internet and the benefits offered by our products will provide opportunities in other market sectors. The following is a representative list of our clients by market segment.

      - Financial Services -- Charles Schwab Canada Co., Talvest Fund Management Inc. and Trimark Investment Management Inc.;

      -  Technology -- Clarify, Inc. and Macromedia, Inc.;

      -  Telecommunications -- Ericsson Inc. and BCE Emergis Inc.;

      -  Transportation -- Mark VII, Inc. and Cardinal Logistics;

      -  Retail -- Vision Corporation, a subsidiary of TLC Laser Eye Centers
         Inc.;

      -  Marketing Services -- Mosaic Group Inc. and Transparent Languages Inc.;

      - E-commerce (business-to-consumer) -- Chapters Online Inc., e-centives inc., Harborfreight.com, a web service operated by Central Purchasing Inc., Marketrend Communications Inc., Vitamins.com Internet LLC and We Media Inc.; and

      - E-commerce (business-to-business) -- Cowboy Corporation and PlasticsNet.com, a web service operated by Commerx Inc.

      In the nine months ended December 31, 1999, Clarify accounted for 26% of our total revenues. No other customer accounted for more than 10% of our total revenues in the nine months ended December 31, 1999. We expect a substantial portion of our license and service revenues in any given quarter to be generated from a limited number of clients. However, we do not believe that we will be dependent on any ongoing commitments from any particular client.

CLIENT CASE STUDIES

      The following case studies provide illustrations of how selected clients have used our products and services to address their requirements. The case studies represent the diversity of the various applications that can be deployed with our products. We believe other customer deployments of our products do not differ significantly from those presented in the case studies below.

      Harborfreight.com. Central Purchasing owns and operates Harbor Freight Tools, which sells tools through its 70 retail store locations, a mail-order catalog business, and an e-commerce site, Harborfreight.com. Harborfreight.com has improved customer service and has generated revenue by using our products for outbound e-mail marketing campaigns.

      Mark VII. Mark VII provides a complete range of transportation and logistics capabilities to support supply chain operations around the world. Using our technology, Mark VII has implemented several e-business communications applications to automate, personalize and manage customer and supplier interactions. Initial applications now automate the customer credit approval process, accounts receivable aging, credit balance and customer statement retrieval requests, vendor notifications, and destination and dispatch reports. These applications have allowed Mark VII to reallocate personnel to revenue-generating areas of its business.

      Vision Corporation. Vision Corporation is a subsidiary of TLC Laser Eye Centers, which operates more than 50 centers across North America and has a network of more than 10,000 affiliated eye doctors. Vision Corporation co-ordinates with the various TLC centers to provide centralized buying services for business supplies such as letterhead, business cards, and other TLC branded materials. Vision Corporation uses the Interaction Suite to manage and track its central buying process from initial ordering through fulfillment. Since implementing our solution, Vision Corporation has improved its order accuracy and delivery rates by 20% and has reduced labor costs associated with its supply procurement by more than 20%.

COMPETITION

      The market for our products and services is highly competitive and we believe that it will become increasingly competitive in the foreseeable future. The market is evolving rapidly from both a commercial and a technological perspective. We believe that the principal competitive factors affecting our market include the breadth of the offered solution, the speed of deployment, distribution breadth, product quality and reliability, customer and professional services quality, a significant base of high-profile customers and industry influencers, and demonstrable value for the customer. Although we believe that our products compare favorably with respect to these factors, our market is relatively new and is developing rapidly.

      We currently, and will for the foreseeable future, face competition from many sources, including systems designed in-house and by third-party development efforts. E-business communications applications are frequently developed internally by organizations for their own use. In addition, a number of companies offer one or more products in the market for e-business communications software, some of which compete directly with at least part of our products. For example, our competitors include companies that provide software that is focused on a few operational or functional areas, such as Annuncio, Brightware, eGain, Kana, Mustang Software and Responsys.com. We may also compete with companies that provide customer management and communications solutions, such as Genesys Telecommunications Laboratories, Lucent Technologies, MessageMedia, Oracle, Pivotal, Siebel Systems, Silknet Software and Vantive.

      Furthermore, established enterprise software companies, including Hewlett-Packard, IBM, Microsoft and similar companies may leverage their existing relationships and capabilities to offer e-business communications software that competes with our products. We also may face competition from web application servers, messaging server platform solutions, e-mail application vendors and e-mail service bureaus. We believe competition will increase as our current competitors increase the sophistication of their offerings and as new participants enter the market.

      We intend to position at least part of our solution as complementary to our competitors' solutions, thereby helping these vendors meet their clients' needs. For example, we will participate in the customer relationship management market by acting as the interaction technology for a variety of front office solutions, such as Clarify, and in the web application server market as a natural fit for vendors, such as Microsoft Site Server, looking to provide their customers with enhanced e-mail capabilities. This will, in turn, help us to preserve our distribution channel opportunities.

RESEARCH AND DEVELOPMENT

      We believe that our future success depends in large part on our ability to maintain and enhance our technology, to develop a large library of software products, and to enhance our market positioning through the deployment of emerging technologies. In fiscal 1999, we invested $659,000 in product development. For the nine months ended December 31, 1999, we invested $2.4 million in product development.

      In order to maintain our focus on developing new products and enhancements, it is important that we recruit highly skilled, experienced engineers and software developers. Our senior managers are generally experienced in enterprise application development. We have designed a process for product development which defines and addresses the activities required to successfully bring product concepts and development projects to market, ensures that feedback from our sales, marketing, and business development efforts is appropriately integrated into the development cycle, and ensures that products and programs are available within appropriate timeframes.


      As of January 31, 2000, we had 73 personnel engaged in research and development activities.


INTELLECTUAL PROPERTY

      We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology. We do not currently hold any patents, registered trademarks or copyrights. However, we will assess appropriate occasions for seeking additional intellectual property protections for those aspects of our technology that we believe constitute innovations providing significant competitive advantages. Such future applications may or may not result in the registration of trademarks or copyrights.

      As part of our confidentiality procedures, we generally require our employees, clients and potential business partners to enter into confidentiality and non-disclosure agreements before we will disclose any sensitive aspects of our products, technology or business plans. In addition, we generally require employees to agree to surrender to us any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. These efforts afford only limited protection.

      Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary and third parties may attempt to develop similar technology independently. These precautions may not prevent misappropriation or infringement of our intellectual property. In addition, laws of some countries do not protect our proprietary rights to the same extent as do the United States or Canada. We cannot assure you that protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

      There has been a substantial amount of litigation in the software and internet industries regarding intellectual property rights. It is possible that in the future third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of internet-related solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products in different industries increasingly overlaps. Furthermore, former employers of our current and future employees may assert that our employees have improperly disclosed confidential or proprietary information to us. Any such claims, with or without merit, could be time-consuming to defend, divert management's attention and resources, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us or at all. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. A successful infringement claim against us and our failure or inability to license the infringed rights or develop or license technology with comparable functionality could have a material adverse effect on our business, operating results and financial condition.

EMPLOYEES


      As of January 31, 2000, we had 210 full-time employees, including 73 in research and development, 28 in professional services, 88 in sales, business development and marketing and 21 in general and administrative. We added 147 employees between July 1, 1999 and January 31, 2000, and we expect to continue hiring employees at a rapid pace. None of our employees are covered by collective bargaining agreements and we have never experienced a strike or work stoppage. We believe our relations with our employees are good.


LEGAL PROCEEDINGS

      We are not currently party to any material legal proceedings, nor are we aware of any proceedings that are contemplated.

FACILITIES

      Our corporate headquarters are located in Toronto, Ontario, where we lease approximately 21,000 square feet. The lease for the principal portion of our space expires on December 31, 2000. In November 1999, we entered into a 10-year lease for approximately 34,400 square feet for a new corporate headquarters. This new lease takes effect on March 1, 2000, and includes an option to lease an additional 7,000 square feet. We believe that our facilities are adequate to meet our requirements for the foreseeable future. We also lease office space in California, Illinois, New York and Texas. We do not own any real property.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

      The following table sets forth the name, age and positions with Delano for each of our directors and officers as of December 31, 1999.

        NAME                                      AGE   POSITION
        ----                                      ---   --------
Dennis Bennie(1)(2)............................   46    Chairman
John Foresi(2).................................   38    Director, President and Chief Executive
                                                        Officer
Bahman Koohestani(2)...........................   37    Director, Executive Vice-President, Products
                                                        and Chief Technology Officer
Thomas Hearne..................................   35    Chief Financial Officer
Robert Lalonde.................................   36    Vice-President, Marketing
Barry Yates....................................   34    Vice-President, North American Sales
Michael Hughes.................................   31    Vice-President, Eastern Sales and Marketing
Andrew Dennis..................................   32    Vice-President, Business Development
David Lewis....................................   37    General Counsel and Secretary
Albert Amato(1)(2).............................   41    Director
J. (Ian) Giffen(1).............................   42    Director
Donald Woodley.................................   54    Director

------------

(1) Member of the audit committee

(2) Member of the compensation committee

      Dennis Bennie has been our Chairman since our inception in May 1998. Currently, Mr. Bennie is the Chief Executive Officer and President of XDL Capital Corp., a private venture capital firm that he established in January 1997 to focus on investing in and working with emerging Internet companies and related technologies. Mr. Bennie is a director of MGI Software Corp., a company that produces digital imaging software. In 1988, Mr. Bennie co-founded Delrina Corporation, a designer of fax, data and voice communications software, where he was the Chairman and Chief Executive Officer until the November 1995 sale of Delrina to Symantec Corporation. He remained employed with Symantec as Executive Vice President and was a director until mid-1996. Mr. Bennie has an accounting degree from the University of Witwatersrand.

      John Foresi has been our President and Chief Executive Officer and has served as one of our directors since January 1999. From May 1998 to December 1998, he was the President, Transportation of i2 Technologies, a global supply chain software company. In May 1998, i2 Technologies acquired InterTrans Logistics Solutions, of which Mr. Foresi was President and Chief Executive Officer from August 1994 to April 1998. Mr. Foresi has an MBA from the Harvard Business School and a BBA from Wilfrid Laurier University.

      Bahman Koohestani founded Delano in May 1998, has served as one of our directors since our inception and was our President and Chief Executive Officer from our inception until January 1999. Mr. Koohestani has been our Executive Vice-President, Products and Chief Technology Officer since January 1999. Prior to founding Delano, Mr. Koohestani was Director of Products, Messaging for Netscape Communications from October 1996 to May 1998. From February 1991 to September 1996, Mr. Koohestani served as Chief Architect of Electronic Forms and Products e-Commerce at Delrina. Mr. Koohestani has a Bachelor of Science (Honors) degree from York University.

      Thomas Hearne has served as our Chief Financial Officer since November 1999. From October 1997 to November 1999, Mr. Hearne was Chief Financial Officer of Open Text Corporation, a provider of intranet, extranet and e-community platform solutions. From September 1996 to October 1997, Mr. Hearne served as Vice President, Finance and Administration of Algorithmics Incorporated, a developer of risk management software. From April 1996 to September 1996, Mr. Hearne was the Controller of Algorithmics. From

September 1992 to April 1996, Mr. Hearne was European Controller and Manager, Financial Reporting at Alias Research Inc., a developer of 3D graphics software which was sold to Silicon Graphics, Inc. in June 1995. Mr. Hearne is a chartered accountant and has an MBA from York University and a Bachelor of Economics degree from Trent University.

      Robert Lalonde has served as our Vice-President, Marketing since January 1999. From July 1993 to January 1999, Mr. Lalonde was the Vice-President, Marketing of the Business Intelligence Division at Hummingbird Communications, a provider of network connectivity, business intelligence, document and knowledge management software. Mr. Lalonde has a Bachelor of Science from Laurentian University.

      Barry Yates has served as our Vice-President, North American Sales since January 2000. Between September 1998 and January 2000, Mr. Yates served as our Vice-President, Professional Services. Prior to joining us, Mr. Yates was Manager at Bain & Company from December 1995 to September 1998. From April 1992 to November 1995, Mr. Yates was Principal at KPMG Management Consulting Company. Mr. Yates has a Bachelor of Commerce (Honors) degree from Queen's University.

      Michael Hughes has served as our Vice-President, Eastern Sales and Marketing since July 1999. From January 1998 to July 1999, Mr. Hughes was employed as a branch manager at Oracle. From January 1995 to October 1997, Mr. Hughes was a sales representative at Watermark Software Inc., which was subsequently purchased by FileNet Corporation in January 1997. From June 1994 to January 1995, Mr. Hughes worked as a Regional Professional Services Manager for Information Advantage, Inc., a software development company. Mr. Hughes received his Bachelor of Science in Computer Engineering from Clemson University and he has an MBA from the University of North Carolina.

      Andrew Dennis has served as our Vice-President, Business Development since June 1999. From January 1997 to June 1999, Mr. Dennis was a Vice President at GartnerGroup, an independent provider of advisory and market research services to information technology vendors and users. From June 1996 to February 1997, Mr. Dennis was an independent consultant who provided strategic business planning, sales and marketing, and information technology consulting advice. From January 1995 to June 1996, Mr. Dennis was the Vice President at Hill Arts & Entertainment Systems, a client-server application software vendor. From November 1993 to January 1995 Mr. Dennis served as Director of Sales of Data Lease International. Mr. Dennis has a BBA in Marketing from the Detroit College of Business.

      David Lewis has served as our General Counsel and Secretary since January 2000. From February 1999 to January 2000, Mr. Lewis was the Vice President, Legal at Open Text. From November 1994 to February 1999, Mr. Lewis was the General Counsel at Alias Wavefront (formerly Alias Research) prior to its acquisition by Silicon Graphics in June 1995. Between June 1994 and November 1994, Mr. Lewis was an independent consultant and prior to June 1994, Mr. Lewis was General Counsel at SoftKey Software Products Inc., a consumer software publisher.

      Albert Amato has served as one of our directors since May 1998. Since November 1995, Mr. Amato has been a technology consultant and advisor to software companies and technology investment funds. Mr. Amato was a founder and was Chief Technical Officer of Delrina from 1989 to November 1995. After Delrina was sold to Symantec, he served as a Vice President with Symantec from November 1995 to May 1996. Mr. Amato has a Bachelor of Applied Science and Engineering (Honors) degree from the University of Toronto.

      J. (Ian) Giffen has served as one of our directors since June 1998. Since September 1996, Mr. Giffen has been a technology consultant and advisor to software companies and technology investment funds. From February 1996 to September 1996, Mr. Giffen was Chief Financial Officer of Algorithmics. From January 1992 until February 1996, Mr. Giffen served as Chief Financial Officer of Alias Research, which was sold to Silicon Graphics in June 1995. Mr. Giffen is a director of and advisor to Macromedia Inc., a developer of software for web publishing, multimedia and graphics and a director of MGI Software. Mr. Giffen is also a consultant to XDL Capital. Mr. Giffen has a Bachelor of Arts in Business Administration from the University of Strathclyde.

      Donald Woodley has served as one of our directors since November 1999. From February 1997 to October 1999, Mr. Woodley was President of Oracle Corporation Canada Inc. From September 1987 to January 1997, he was President of Compaq Canada Inc. Mr. Woodley serves on the board of directors of BCT.Telus, a telecommunications company, and Star Data Systems Inc., a supplier of financial and transaction processing services. Mr. Woodley has a Bachelor of Communications from the University of Saskatchewan and an MBA from the University of Western Ontario.

      There are no family relationships among any of our directors and executive officers.

BOARD OF DIRECTORS

      Our board of directors is comprised of six persons. In accordance with the provisions of the Business Corporations Act (Ontario), our directors are authorized from time to time to increase the size of the board of directors, and to fix the number of directors, up to a maximum of eight persons, without the prior consent of our shareholders. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed. The board of directors has established an audit committee and a compensation committee.

      Our audit committee's mandate is to assist the board of directors in fulfilling its functions relating to corporate accounting and reporting practices as well as financial and accounting controls, to provide effective oversight of the financial reporting process, and to review financial statements as well as proposals for the issue of securities. Messrs. Bennie, Amato and Giffen are members of the audit committee.

      Our compensation committee reviews and approves the compensation and benefits for our executive officers, administers our stock option plan and performs other duties as may from time to time be determined by our board of directors. Messrs. Bennie, Amato, Foresi and Koohestani are members of the compensation committee.

EXECUTIVE COMPENSATION

      The following table sets forth the actual compensation paid or awarded to our named executive officers, who consist of John Foresi, our current chief executive officer, and Bahman Koohestani, who preceded Mr. Foresi as our chief executive officer during the fiscal year ended March 31, 1999:

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                            ANNUAL COMPENSATION      COMPENSATION
                                                          -----------------------    ------------
                                                                     OTHER ANNUAL     SECURITIES
                                                          SALARY     COMPENSATION     UNDERLYING
NAME AND PRINCIPAL POSITION                                 ($)          ($)           OPTIONS
---------------------------                               -------    ------------    ------------
John Foresi, President and Chief Executive Officer....    $24,764       $1,188        1,144,737
Bahman Koohestani, Executive Vice President, Products
  and Chief Technology Officer........................     82,488        3,563               --

      Each named executive officer has a base salary of Cdn$150,000 (approximately $104,000) per year and receives a car allowance of Cdn$7,200 (approximately $5,000) per year. However, each was employed for less than one full year as of the fiscal year ended March 31, 1999 and, accordingly, the information in the table above reflects only the portion of the fiscal year that they were employed. The amounts specified under "Other Annual Compensation" consist of car allowances received by the named executive officers in the fiscal year ended March 31, 1999.

      In accordance with the terms of a subscription agreement between Delano and Mr. Koohestani, in fiscal 1999 a total of 1,350,000 common shares were released from escrow to a corporation owned by Mr. Koohestani. Under the terms of the subscription agreement, Mr. Koohestani would not have been entitled to receive these shares if he had resigned or had been dismissed for cause. See "Transactions with Related

Parties -- Escrow Arrangement." Mr. Foresi has 500,000 options at $0.11 per share and has a warrant to purchase an additional 394,737 common shares at $0.44 per share. The warrant expires when he ceases to be employed by us or on January 5, 2002, whichever occurs earlier.


      During the fiscal year ended March 31, 1999, the aggregate compensation paid to all of our officers and directors as a group, for services in all capacities, was $191,025, based on currency exchange rates during the fiscal year.

STOCK OPTIONS

      The following table sets forth (1) the number of common shares underlying the options granted to each of the named executive officers during the fiscal year ended March 31, 1999, (2) the percentage that these options represent in comparison to the total number of options granted to our employees during the same period, (3) the exercise price of such options and (4) their expiration date.

                          OPTION GRANTS IN FISCAL 1999

                                                                                                       POTENTIAL
                                                                                                      REALIZABLE
                                                                                                   VALUE AT ASSUMED
                                                                                                    ANNUAL RATES OF
                                                                                                      STOCK PRICE
                       NUMBER OF SHARES    PERCENT OF TOTAL                                        APPRECIATION FOR
                          UNDERLYING      OPTIONS GRANTED TO      EXERCISE                            OPTION TERM
                       OPTIONS GRANTED       EMPLOYEES IN      PRICE PER SHARE     EXPIRATION      -----------------
NAME                         (#)             FISCAL YEAR        ($/SECURITY)          DATE          5%($)    10%($)
----                   ----------------   ------------------   ---------------   ---------------   -------   -------
John Foresi..........      750,000                48%               $0.11        January 4, 2004   $23,178   $51,218
Bahman Koohestani....           --                --                   --                     --        --        --

      There were no options exercised by the named executive officers during the fiscal year ended March 31, 1999.

COMPENSATION OF DIRECTORS

      We do not currently compensate our directors, but they are reimbursed for out-of-pocket expenses incurred in connection with meetings of the Board of Directors or its committees. Directors are eligible to participate in the Stock Option Plan. See "Stock Option Plan."

EMPLOYMENT AGREEMENTS


      We have entered into an agreement with Mr. Foresi pursuant to which he was hired as our President and Chief Executive Officer effective January 4, 1999. Pursuant to this agreement, Mr. Foresi receives a salary of Cdn$150,000 (approximately $104,000) per annum, exclusive of bonuses, benefits and other compensation. Mr. Foresi was also granted options to purchase 750,000 common shares at a price of $0.11 per share, which options expire on January 4, 2004, and a warrant to purchase an additional 394,737 common shares at a price of $0.44 per share, which warrant expires when Mr. Foresi ceases to be employed by us or January 5, 2002, whichever is earlier. On January 11, 2000, Mr. Foresi exercised options to purchase 250,000 common shares at a price of $0.11 per share. Mr. Foresi also receives a yearly car allowance and compensation for all expenses incurred from time to time in connection with the carrying out of his duties. Our agreement with Mr. Foresi may be terminated by us without cause within 12 months of the effective date of the agreement, provided that Mr. Foresi receives either three months' notice or payment of three months' severance. If dismissed without cause more than 12 months after the effective date of the agreement, Mr. Foresi will be entitled to receive either six months' notice or payment of six months' severance. Options that have not vested and warrants that have not been exercised prior to notice of termination (other than for cause) or during the three- or six-month notice or severance period thereafter will be null and void. The agreement further provides that in the event of a change of control of Delano resulting in the termination of

Mr. Foresi's employment without cause, all of Mr. Foresi's options will vest within three months of the change of control.

      We have also entered into an agreement with Mr. Koohestani pursuant to which he was hired as our Executive Vice President, Products and Chief Technology Officer effective January 4, 1999. Pursuant to this agreement, Mr. Koohestani receives a salary of Cdn$150,000 (approximately $104,000) per annum, exclusive of bonuses, benefits and other compensation. Mr. Koohestani also receives a yearly car allowance and compensation for all expenses incurred from time to time in connection with the carrying out of his duties.

STOCK OPTION PLAN

      We established our Stock Option Plan to provide incentives to our directors, officers, employees and consultants through participation in our growth and success. Options to purchase common shares may be granted from time to time by our board of directors at an exercise price determined by them. The maximum number of common shares that currently may be issued under the plan is 4,500,000 common shares. Options granted under the plan must be exercised no later than five years after the date of the grant, except where our board of directors specifically states otherwise, in which case the expiry date can be no later than 10 years after the date of grant. The option price per common share shall be determined by the board of directors at the time an option is granted. The board of directors may accelerate the vesting of any or all outstanding options of any or all optionees upon the occurrence of a change of control.


      As at January 31, 2000, options to purchase a total of 3,749,850 common shares are outstanding under the plan, as follows:



                                       COMMON
                                    SHARES UNDER    EXERCISE PRICE
HOLDERS OF OPTIONS                    OPTIONS            ($)                    EXPIRY DATE
------------------                  ------------    --------------      ---------------------------
Executive Officers (seven in
  total)........................       225,000          0.11            September 1, 2003
                                       500,000          0.11            January 4, 2004
                                       135,000          0.11            January 20, 2004
                                       172,500          0.44            May 3, 2004
                                       150,000          0.44            June 2, 2004
                                       140,000          0.44            July 26, 2004
                                       157,500          3.08            October 18, 2004
Directors who are not Executive
  Officers (three in total).....       105,000          0.11            August 26, 2003
                                        15,000          3.08            October 18, 2004
                                        30,000          4.51            November 26, 2004
Employees (182 in total)........       593,750          0.11            May 1, 2003 to May 10, 2004
                                       374,000          0.44            March 17, 2004 to November
                                                                        1, 2004
                                     1,054,600      2.35 to 10.00       October 1, 2004 to January
                                                                        31, 2005
Others (seven persons)..........        97,500      0.11 to 2.35        June 14, 2004 to November
                                                                        2, 2004



      As at January 31, 2000, 250,000 common shares had been issued to one employee pursuant to the exercise of options granted under the plan.


EMPLOYEE STOCK PURCHASE PLAN

      On January 10, 2000, our board of directors and shareholders approved the Delano Technology Corporation Employee Stock Purchase Plan, which enables our employees to acquire common shares through payroll deductions. The plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986. The initial offering period will start on February 1, 2000. Purchase periods within each offering period will run for six months, commencing on February 1 and August 1 of each year and ending on January 31 and July 31. Each offering period will last for 24 months, with the purchase price throughout the offering period being 85% of the fair market value of the common shares on the first day of the period or 85% of the fair market value of the common shares on the last day of any six month purchase period, whichever is lower. Eligible employees may select a rate of payroll deduction up to 15% of their compensation up to an aggregate of $25,000 in each calendar year. An aggregate of 1,000,000 common shares has been reserved for issuance under the plan.

                       TRANSACTIONS WITH RELATED PARTIES

RELATIONSHIP WITH PROTEGE

      Dennis Bennie, our Chairman, is a trustee of the Bennie Childrens' Trust, which owns 11.25% of Protege Software Limited, a company with which we have entered into a services agreement dated as of June 1, 1999. Pursuant to this agreement, Protege Software Limited has agreed to provide administrative assistance and office space to facilitate the opening of our European offices in return for a management fee of L125,000 (approximately $200,000) per year, as well as between L5,500 and L6,000 (approximately $8,800 to $9,600) per month in respect of its costs and a bonus of up to 15% of sales generated by our European offices. Within the first 12 months of the 18 month term of the agreement, the bonus may be converted into common shares at a price of $2.37 per share. In the final six months of the agreement, one-half of the bonus may be converted into common shares based on the average trading price for the 10 days preceding the conversion date.

ESCROW ARRANGEMENTS

      Pursuant to subscription agreements dated July 17, 1998, an aggregate of 4,500,000 common shares purchased by Bahman Koohestani, Sean Maurik, John Mah and Robert Gayle were deposited with us in escrow.


      The escrow arrangements were entered into with Bahman Koohestani, Sean Maurik, John Mah and Robert Gayle in order to provide restrictions on the free disposition by these individuals of the shares held by them and limiting the ability of these shareholders to immediately divest themselves of all equity participation in Delano, resulting in a reduced personal economic interest in our future economic success. Upon completion of this offering, the passage of time is the only restriction on the release of the escrowed shares. In the event of termination without cause of an individual's employment resulting from a change of control of Delano, all of the individual's common shares will be released from escrow.



      In accordance with the terms of the subscription agreement between Delano and Mr. Koohestani, one-twelfth of the 4,050,000 common shares acquired by him were released from escrow on July 17, 1998 and an additional one-twelfth of the common shares are to be released on the last day of each successive calendar quarter. On June 24, 1999, all the securities of Delano owned by Mr. Koohestani were transferred to 1329347 Ontario Inc. in its capacity as the general partner of GHI Limited Partnership. As of December 31, 1999, 2,362,500 of the 4,050,000 common shares of Mr. Koohestani which were originally subject to escrow had been released from escrow and 1,687,500 of the common shares held by 1329347 Ontario Inc. remained in escrow.



      In accordance with the terms of the subscription agreements between Delano and each of Mr. Maurik, Mr. Mah and Mr. Gayle, 37,500 of their respective 150,000 common shares were released from escrow on June 30, 1999 and an additional 9,375 of their respective common shares are to be released on the last day of each successive calendar quarter. As of January 31, 2000, 56,250 common shares had been released to each of Mr. Maurik, Mr. Mah and Mr. Gayle and 93,750 of their respective common shares remained in escrow.


SPECIAL WARRANT FINANCING


      On June 24, 1999, we raised $14.4 million, net of the agents' commission and offering expenses, through a private placement of special warrants. Each special warrant entitles the holder to acquire at any time, without additional payment, one Class C special share or, if our issued and outstanding shares have been converted to common shares, one common share, subject to adjustment. In connection with this offering, all of the special warrants will be exercised to acquire common shares on the basis of 1.5 common shares for each special warrant. See "Description of Capital Stock -- Special Warrants." Pursuant to the special warrant offering, Mr. Amato purchased 42,000 special warrants, XDL Delano Holdings Inc., one of our principal shareholders, purchased 124,308 special warrants, and the June H. Yates Trust under the Estate of Pearl B. Walker, a trust affiliated with Mr. Yates, one of our officers, purchased 29,000 special warrants.

                             PRINCIPAL SHAREHOLDERS


      The following table sets forth information about the beneficial ownership of our outstanding common shares on January 31, 2000, by:


      - each person or entity who is known by us to own beneficially more than five percent of our common shares;

      -  each of the named executive officers;

      -  each of our directors; and

      -  all of our directors and executive officers as a group.


      In accordance with SEC rules, beneficial ownership includes any shares as to which a person or entity has sole or shared voting power or investment power and any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after January 31, 2000 through the exercise of options, conversion of securities or otherwise. Except as noted below, we believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. Percentage of beneficial ownership before the offering is based on 23,424,598 common shares outstanding as of January 31, 2000, including common shares into which our outstanding redeemable convertible special shares will convert upon completion of this offering, common shares issuable upon exercise of our outstanding special warrants in connection with the completion of this offering, and 5,500,000 common shares outstanding at January 31, 2000. Percentage of beneficial ownership after the offering is based on 29,174,598 common shares outstanding immediately after the offering and the completion of the private placement in Canada of 500,000 common shares to Nortel Networks. All shares included below under "Outstanding Shares" represent shares and shares subject to outstanding special shares or special warrants. All shares included below under "Right to Acquire" represent outstanding shares subject to outstanding stock options or warrants. The address of our executive officers and directors is in care of Delano Technology Corporation, 40 West Wilmot Street, Richmond Hill, Ontario L4B 1H8, Canada.



                                                                                     PERCENTAGE OF
                                                     NUMBER OF SHARES                   SHARES
                                                    BENEFICIALLY OWNED            BENEFICIALLY OWNED
                                           ------------------------------------   -------------------
                                           OUTSTANDING   RIGHT TO      TOTAL       BEFORE     AFTER
                                             SHARES       ACQUIRE      NUMBER     OFFERING   OFFERING
                                           -----------   ---------   ----------   --------   --------
XDL Delano Holdings Inc.................   10,133,832           --   10,133,832    43.26%     34.74%
Dennis Bennie...........................   10,133,832           --   10,133,832    43.26      34.74
Bahman Koohestani.......................    3,900,000           --    3,900,000    16.65      13.37
John Foresi.............................    1,039,474      394,737    1,434,211     5.96       4.92
Albert Amato............................      213,000       37,500      250,500     1.07       *
J. (Ian) Giffen.........................           --       15,000       15,000     *          *
Donald Woodley..........................           --           --           --       --         --
All current directors and executive
  officers as a group (13 persons)......   15,286,306      659,106   15,945,412    65.51      54.66


------------

*   Less than 1%.


      The shares reflected as beneficially owned by XDL Delano Holdings and Mr. Bennie consist of shares held of record by XDL Delano Holdings, of which Mr. Bennie is the President, a director and a beneficial shareholder. XDL Delano Holdings was formed as an investment vehicle to hold Delano securities. Pursuant to an existing contractual arrangement, we will amalgamate with XDL Delano Holdings in connection with the completion of this offering, with the result that the Delano shares currently held by XDL Delano Holdings will be cancelled and the persons and entities that currently hold shares of XDL Delano Holdings will acquire shares in the amalgamated company on the amalgamation. Common shares in the amalgamated company will be identical to common shares of Delano in all material respects. The following table provides supplemental information with respect to the distribution of the shares currently held by XDL Delano

Holdings on a pro forma basis, as if the amalgamation had occurred on January 31, 2000 and based upon an assumed offering price of $15.00.



                                                                                     PERCENTAGE OF
                                                     NUMBER OF SHARES                   SHARES
                                                    BENEFICIALLY OWNED            BENEFICIALLY OWNED
                                            -----------------------------------   -------------------
                                            OUTSTANDING   RIGHT TO      TOTAL      BEFORE     AFTER
                                              SHARES       ACQUIRE     NUMBER     OFFERING   OFFERING
                                            -----------   ---------   ---------   --------   --------
Dennis Bennie............................      970,197           --     970,197     4.14%      3.41%
Albert Amato.............................      277,673       37,500     315,173     1.35       1.11
Strategic Investment Holdings Inc. ......    1,984,091           --   1,984,091     8.47       6.98
Canadian Imperial Bank of Commerce.......    1,293,603           --   1,293,603     5.52       4.55
All current directors and executive
  officers as a group (12 persons).......    6,187,344      659,106   6,846,450    29.23      24.09



      The shares reflected as beneficially owned by Mr. Koohestani consist of shares held of record by 1329347 Ontario Inc., in its capacity as general partner of GHI Limited Partnership. Mr. Koohestani is the sole shareholder of 1329347 Ontario Inc. A total of 1,687,500 of these shares are subject to escrow. See "Transactions with Related Parties -- Escrow arrangements."


      The shares reflected as beneficially owned by Mr. Foresi include 789,474 common shares held of record by Tofino Venture Capital Inc., of which Mr. Foresi is the voting trustee.

      To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government.

                          DESCRIPTION OF SHARE CAPITAL

GENERAL


      Our authorized share capital consists of an unlimited number of common shares, an unlimited number of Class A special shares, an unlimited number of Class B special shares, an unlimited number of Class C special shares and an unlimited number of preference shares issuable in series. As of January 31, 2000, there were 5,500,000 common shares issued and outstanding, as well as a warrant issued to John Foresi, expiring on the date which Mr. Foresi ceases to be employed by us or January 5, 2002, whichever is earlier, exercisable into 394,737 common shares at an exercise price of $0.44 per share. In addition, there were 4,000,000 Class A special shares and 3,789,476 Class B special shares issued and outstanding as well as special warrants to acquire 4,326,924 Class C special shares. As at January 31, 2000, there were no Class C special shares or preference shares issued and outstanding.



      Upon completion of this offering, all of our then-outstanding Class A special shares, Class B special shares and Class C special shares will be converted into common shares, and these classes of special shares will be cancelled. In addition, in connection with the completion of this offering, our outstanding special warrants will be exercised to purchase common shares. Based on shares outstanding as of January 31, 2000, after giving effect to the exercise of outstanding special warrants and the conversion of all special shares into common shares, but prior to giving effect to this offering or the private placement in Canada of 500,000 common shares to Nortel Networks and assuming no exercise of currently outstanding options or the warrant held by Mr. Foresi, there will be 23,674,598 common shares outstanding held of record by 42 shareholders. After giving effect to this offering and the private placement in Canada of 500,000 common shares to Nortel Networks but assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or the outstanding warrant, there will be 29,174,598 common shares outstanding.


COMMON SHARES

      Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders and to vote at all such meeting together as a single class, except in respect of matters where only the holders of shares of a specified class or specified series of shares are entitled to vote separately. The common shares carry one vote per share. Holders of common shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of our shares, to receive any dividend declared by our board of directors. In the event of any liquidation, dissolution or winding-up of Delano or other distribution of assets of Delano among our shareholders for the purpose of winding-up our affairs, subject to the rights, privileges, restrictions and conditions attaching to any other class of our shares, the assets and funds of Delano shall be distributed among the holders of common shares and the holders of any other class of our shares. This distribution shall be made pro rata based on the number of common shares held by each holder, assuming conversion into common shares of all other classes of our shares, and any other participating outstanding series or class of our shares convertible into common shares. All outstanding common shares are fully paid and nonassessable, and the common shares to be issued following this offering will be fully paid and nonassessable.


PREFERENCE SHARES



      Our articles of incorporation provide that the board of directors has the authority, without further action by the shareholders, to issue up to an unlimited number of preference shares in one or more series. The preference shares are entitled to dividend and liquidation preferences over the common shares. The board may also fix the designations, rights, powers, preferences, privileges and relative, participating, optional or special rights of any preference shares issued, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preference shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidations preferences, any of which may be superior to the rights of the common shares. Preference share issuances could decrease the market price of the common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of preference shares also could have the effect of delaying or preventing a change of control of our company. We currently do not have any plans to issue preference shares.


REGISTRATION RIGHTS

      On January 27, 1999, we entered into a registration rights agreement with our then-existing shareholders under which, at any time after 120 days from the completion of this offering, either XDL Delano Holdings Inc. individually or a group of the other shareholders holding more than 50% of our outstanding common shares, may make up to three requests to have us register all or any portion of their shares under the Securities Act or under Canadian securities laws.

      In addition, these share holders have "piggyback" registration rights. If we propose to register any common shares under the Securities Act or qualify any common shares under a Canadian prospectus, other than in connection with this offering or in connection with the registration of securities issued under an employee benefits plan or in consideration of an acquisition, each of these shareholders may require us to include all or a portion of the common shares held by them in the registration or qualification, as the case may be.

      We are responsible for paying the expenses of any such registrations. Each participating shareholder would bear its proportionate share of all underwriting commissions. These registrations rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares.

SPECIAL WARRANTS


      Pursuant to an agency agreement dated June 24, 1999 between Delano and Griffiths McBurney & Partners, National Bank Financial Corp. and Charles Schwab Canada Co., we issued and sold by way of private placement, special warrants for proceeds of $14.4 million, net of the agents' commission and offering expenses. Each special warrant entitles the holder to acquire at any time, without payment of any additional compensation, one Class C special share or, if our outstanding special shares have been converted to common shares, one common share, subject to adjustment. Our outstanding special warrants will be exercised to purchase an aggregate of 6,490,386 common shares in connection with the completion of this offering.


OWNERSHIP RESTRICTIONS

      There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of common shares, other than withholding tax requirements. See "Tax Considerations."

      There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided by the Investment Canada Act, the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Investment Canada Act. Generally speaking, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.


TRANSFER AGENT AND REGISTRAR



      The registrar and transfer agent for our common shares is Montreal Trust Company of Canada. Its address is 151 Front Street, 8th Floor, Toronto, Ontario M5J 2N1, and its telephone number at this location is (416) 981-9500. American Securities Transfer and Trust Incorporated will act as co-transfer agent. Its address is 1 Liberty Plaza, New York, New York 10006, and its telephone number at this location is (800) 663-9097.

                        SHARES ELIGIBLE FOR FUTURE SALE


      Upon completion of the offering and the private placement in Canada of 500,000 common shares to Nortel Networks, which will occur concurrently with the completion of this offering, a total of 29,174,598 of our common shares will be outstanding, assuming no exercise of the underwriters' over-allotment option or of any outstanding options. The sale of substantial numbers of common shares in the public market, or the possibility of such a sale, could adversely affect prevailing market prices for our common shares.


      All of the common shares sold in the offering will be freely tradable without restriction under the U.S. Securities Act, except by "affiliates" as defined in Rule 144 under the U.S. Securities Act, or applicable Canadian securities laws, except by "control persons" as defined under those laws.

      For the reasons set forth below, we believe that the following presently outstanding common shares will be eligible for resale in the public market in the United States at the following times and by the following persons:


                                                                NUMBER OF
                                                                  SHARES
                                                                ----------
At the date of this prospectus..............................            --
180 days after the date of this prospectus..................    23,937,755
Later than 180 days after the date of this prospectus.......       236,843



      Holders of 24,174,598 common shares, including Nortel Networks, have entered into lock-up agreements pursuant to which they have agreed not to dispose of or hedge any of their common shares for 180 days following the date of the prospectus without the consent of FleetBoston Robertson Stephens Inc. on behalf of the underwriters. See "Underwriting."


      We intend to file with the SEC a registration statement on Form S-8 90 days after the date of this prospectus. The S-8 registration statement will allow holders of common shares that are issued under equity incentive arrangements, in connection with option exercises or under our share purchase plan to resell those shares in the public market, subject to the lock-up agreements and any restrictions imposed by Canadian law.

U.S. RESALE RESTRICTIONS

      Upon completion of this offering, 236,843 common shares will be held by U.S. residents or others. As a result of the lock-up agreements and the provisions of Rule 144 under the U.S. Securities Act, such shares will be available for sale in the public market in the United States as set forth in the table above, subject in some cases to Rule 144 limitations.

      In general, under Rule 144, as in effect on the date of this prospectus, any person, including any of our affiliates, who has beneficially owned common shares for at least one year will be entitled to sell, in any three-month period, a number of shares that, together with sales of any common shares with which such person's sales must be aggregated, does not exceed the greater of:

      -  1% of the then outstanding common shares; and

      - the average weekly trading volume of the common shares on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which such sale is made.

      Sales of restricted securities pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about Delano. Persons who are our affiliates must also comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell common shares in the public market which are not restricted securities.

      For a description of the rights of some of our holders to require us to register their common shares under the U.S. Securities Act, see "Description of Share Capital -- Registration Rights."

                               TAX CONSIDERATIONS


      In this section we describe the material anticipated United States and Canadian federal income tax considerations relevant to a purchase of common shares in this offering by individuals and corporations which:


      - for purposes of the United States Internal Revenue Code, the Income Tax Act (Canada) and the Canada-United States Income Tax Convention (1980), are resident in the United States, or are otherwise subject to United States federal income taxation without regard to source, and not in Canada;

      - hold the common shares as capital assets for purposes of the Internal Revenue Code and capital property for purposes of the Income Tax Act (Canada);

      -  deal at arm's length with us for purposes of the Income Tax Act
         (Canada);


      - do not use or hold the common shares in carrying on a business in Canada and are not an insurer which carries on business in Canada and elsewhere; and


      -  in the case of individual holders, are also U.S. citizens.

We will refer to persons who satisfy the above conditions as "Unconnected U.S. Shareholders."

      We will assume, for purposes of this discussion, that you are an Unconnected U.S. Shareholder. The tax consequences of a purchase of common shares by persons who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed in this section. The Income Tax Act (Canada) contains rules relating to securities held by some financial institutions. We do not discuss these rules and holders that are financial institutions should consult their own tax advisors.

      This discussion is based upon:

      - the current provisions of the Income Tax Act (Canada) and regulations under the Income Tax Act (Canada);

      - the current provisions of the Internal Revenue Code and regulations under the Internal Revenue Code;

      - the current provisions of the Canada-United States Income Tax Convention (1980);

      - our understanding of the current administrative policies and practices published by the Canada Customs and Revenue Agency;

      - all specific proposals to amend the Income Tax Act (Canada) and the regulations under the Income Tax Act (Canada) that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus;

      - the administrative policies published by the U.S. Internal Revenue Service; and

      -  judicial decisions,

all of which are subject to change either prospectively or retroactively. We do not discuss the potential effects of any recently proposed legislation in the United States and do not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

      WE INTEND THIS DISCUSSION TO BE A GENERAL DESCRIPTION OF THE U.S. FEDERAL AND CANADIAN FEDERAL INCOME TAX CONSIDERATIONS MATERIAL TO A PURCHASE OF COMMON SHARES. THIS DISCUSSION DOES NOT DEAL WITH ALL POSSIBLE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN OUR COMMON SHARES. WE HAVE NOT TAKEN INTO ACCOUNT YOUR PARTICULAR CIRCUMSTANCES AND DO NOT ADDRESS CONSEQUENCES PECULIAR TO YOU UNDER PROVISIONS OF U.S. OR CANADIAN INCOME TAX LAW. THEREFORE, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR CONSEQUENCES TO YOU OF PURCHASING COMMON SHARES IN THIS OFFERING.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


      The following sets forth the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to Delano, as to the material United States federal income tax consequences of an investment in the common shares applicable to Unconnected U.S. Shareholders who purchase shares in this offering.



      As an Unconnected U.S. Shareholder, you will include in income dividend distributions paid by us to the extent of our current or accumulated earnings and profits. You must include in income an amount equal to the U.S. dollar value of such dividends on the date of receipt based on the exchange rate on such date, without reduction for the Canadian withholding tax. You will be entitled to a foreign tax credit, or deduction for U.S. federal income tax purposes, in an amount equal to the Canadian tax withheld. To the extent dividend distributions paid by us exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares, and then as a gain from the sale or exchange of the shares.



      Dividends paid by us will constitute "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credit available to you. The Internal Revenue Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer. Because of the complexity of those limitations, you should consult your own tax advisor with respect to the potential consequences of those limitations.



      Dividends paid by us on the shares will not be eligible for the "dividends received" deductions. An Unconnected U.S. Shareholder which is a corporation may, under some circumstances, be entitled to a 70% deduction of the U.S. source portion of dividends received from us if such Unconnected U.S. Shareholder owns shares representing at least 10% of our voting power and value.



      If you sell the shares, you will recognize gain or loss in an amount equal to the difference, if any between the amount realized on the sale and your adjusted tax basis in the shares. Any gain or loss you recognize upon the sale of shares held as capital assets will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year.



      A U.S. Shareholder should not recognize any gain or loss with respect to the amalgamation with XDL Delano Holdings and the U.S. Shareholder's holding period and basis in Delano shares should be the same as the holding period and basis in the shares held prior to the amalgamation.



      Under current U.S. tax regulations, dividends paid by us on the shares will not be subject to U.S. information reporting or the 31% backup withholding tax unless they are paid in the United States through a U.S. or U.S.-related paying agent, including a broker. If you furnish the paying agent with a duly completed and signed Form W-9 such dividends will not be subject to the backup withholding tax. You will be allowed a refund or a credit equal to any amounts withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.


PERSONAL HOLDING COMPANIES

      We could be classified as a personal holding company for U.S. federal income tax purposes if both of the following tests are satisfied:

      - if at any time during the last half of our taxable year, five or fewer individuals own or are deemed to own more than 50% of the total value of our shares; and

      - we receive 60% or more of our U.S. related gross income from specified passive sources, such as royalty payments.

      A personal holding company is taxed on a portion of its undistributed U.S. source income, including specific types of foreign source income which are connected with the conduct of a U.S. trade or business, to the extent this income is not distributed to shareholders. We do not believe we are a personal holding company presently, and we do not expect to become one. However, we can not assure you that we will not qualify as a personal holding company in the future.

FOREIGN PERSONAL HOLDING COMPANIES

      We could be classified as a foreign personal holding company if in any taxable year both of the following tests are satisfied:

      - five or fewer individuals who are United States citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our shares entitled to vote or the total value of our shares; and


      - at least 60%, 50% in some cases, of our gross income consists of "foreign personal holding company income," which includes passive income such as dividends, interests, gains from the sale or exchange of shares or securities, rent and royalties.


      If we are classified as a foreign personal holding company and if you hold shares on the last day of our taxable year, you must include in your gross income as a dividend your pro rata portion of our undistributed foreign personal holding company income. If you dispose of your shares prior to such date, you will not be subject to tax under these rules. We do not believe we are a foreign personal holding company presently, and we do not expect to become one. However, we can not assure you that we will not qualify as a foreign personal holding company in the future.

PASSIVE FOREIGN INVESTMENT COMPANIES

      The rules governing "passive foreign investment companies" can have significant tax effects on Unconnected U.S. Shareholders. We could be classified as a passive foreign investment company if, for any taxable year, either:

      - 75% or more of our gross income is "passive income," which includes interest, dividends and some types of rents and royalties, or

      - the average percentage, by fair market value, or, in some cases, by adjusted tax basis, of our assets that produce or are held for the production of "passive income" is 50% or more.


      Distributions which constitute "excess distributions," as defined in
Section 1291 of the Internal Revenue Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned. However, if an Unconnected U.S. Shareholder makes a timely election to treat us as a qualified electing fund under section 1295, the above-described rules will not apply. Instead, the Unconnected U.S. Shareholder would include annually in his gross income his pro rata share of our ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. Tax on this income, however, may be deferred.


      In addition, subject to specific limitations, Unconnected U.S. Shareholders owning actually or constructively marketable shares in a passive foreign investment company may make an election to mark that stock to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark to market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses.

      In addition, special rules apply if we qualify as both a passive foreign investment company and a "controlled foreign corporation," as defined below, and an Unconnected U.S. Shareholder owns, actually or constructively, 10% or more of the total combined voting power of all classes of our shares entitled to vote.

      We believe that we will not be a passive foreign investment company for the current fiscal year and we do not expect to become a passive foreign investment company in future years. You should be aware, however, that if we are or become a passive foreign investment company we may not be able to satisfy record-keeping requirements that would permit you to make a qualified electing fund election. You should consult your tax advisor with respect to how the passive foreign investment company rules affect your tax situation, including the advisability of making an election to treat us as a qualified electing fund or making a mark to market election.

CONTROLLED FOREIGN CORPORATION

      If more than 50% of the voting power of all classes of our shares or the total value of our shares is owned, directly or indirectly, by citizens of the United States, U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a "controlled foreign corporation" under Subpart F of the Internal Revenue Code. This classification would effect many complex results, including requiring such shareholders to include in income their pro rata shares of our "Subpart F Income," as defined by the Internal Revenue Code. In addition, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five-year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged.

      We do not believe that we are a controlled foreign corporation and we do not anticipate that we will become a controlled foreign corporation as a result of the offering. However, we can not assure you that we will not qualify as a controlled foreign corporation in the future.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS


      The following sets forth the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to Delano, as to the material Canadian federal income tax considerations generally applicable to Unconnected U.S. Shareholders who purchase shares in this offering.



      You will be considered to have disposed of your common shares and to have acquired new common shares as a result of the amalgamation of Delano with XDL Delano Holdings Inc. but will not realize a gain or loss under the Income Tax Act (Canada) as a result of this disposition.



      Under the Income Tax Act (Canada), assuming you are an Unconnected U.S. Shareholder and provided the common shares are listed on a prescribed stock exchange, which includes Nasdaq, you will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the common shares unless you alone or together with persons with whom you did not deal at arm's length for the purposes of the Income Tax Act (Canada) owned or had interests in or rights to acquire 25% or more of our issued shares of any class or series at any time during the five year period before the disposition.



      Dividends paid, credited or deemed to have been paid or credited on the common shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax at a rate of 25% under the Income Tax Act (Canada) on the gross amount of the dividend. Under the Canada-United States Income Tax Convention
(1980), the rate of withholding tax applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are companies that beneficially own at least 10% of our voting shares, the rate of withholding tax on dividends is reduced to 5% and in the case of Unconnected U.S. Shareholders that are certain religious, scientific, charitable and similar tax exempt organizations and certain pension organizations exempt from tax in the United States, the rate of withholding tax is reduced to nil, provided certain administrative procedures are followed.



      Canada does not currently impose any estate taxes or succession duties, however, if you die, there is a deemed disposition of the common shares held at that time for proceeds of disposition equal to the fair market value of the shares immediately before the death. Capital gains realized on the deemed disposition, if any, will generally have the income tax consequences described above.

                                  UNDERWRITING


      The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc. and U.S. Bancorp Piper Jaffray Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of common shares set forth opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.



                                                                 NUMBER
UNDERWRITER                                                     OF SHARES
-----------                                                     ---------
FleetBoston Robertson Stephens Inc. ........................
U.S. Bancorp Piper Jaffray Inc. ............................

                                                                ---------
     Total..................................................    5,000,000
                                                                =========


      We have been advised that the underwriters propose to offer our common shares to the public at the public offering price located on the cover page of this prospectus and to dealers at that price less a concession of not in excess
of $     per share, of which $          may be reallowed to other dealers. After
the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction in this price will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus.

      The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

      Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 750,000 additional common shares to cover over-allotments, if any, at the same price per share as we will receive for the 5,000,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of common shares to be purchased by it shown in the above table represents as a percentage of the 5,000,000 shares offered by this prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 5,000,000 shares are being sold. We will be obligated, under this option, to sell shares to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the 5,000,000 common shares offered by this prospectus.

      Underwriting commissions. The underwriting commissions will be an amount equal to the public offering price per share, less the amount paid per share by the underwriters to us. We currently expect that the underwriting commissions will equal 7% of the public offering price. The following table shows the per share and total underwriting commissions to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.


                                                                        WITHOUT             WITH
                                                                     OVER-ALLOTMENT    OVER-ALLOTMENT
                                                        PER SHARE        OPTION            OPTION
                                                        ---------    --------------    --------------
Assumed public offering price.......................     $15.00       $75,000,000       $86,250,000
Estimated underwriting commissions..................       1.05         5,250,000         6,037,500
                                                         ------       -----------       -----------
Estimated proceeds, before expenses, to us..........     $13.95       $69,750,000       $80,212,500
                                                         ======       ===========       ===========

      The expenses of the offering, other than underwriting commissions, payable by us are estimated at $800,000. FleetBoston Robertson Stephens Inc. expects to
deliver the common shares to purchasers on           , 2000.


      Griffiths McBurney & Partners, which will act as one of the underwriters of this offering, served as a placement agent in connection with the Company's private placement of special warrants in June 1999. See "Description of Share Capital -- Special Warrants." Griffiths McBurney & Partners received a fee of Cdn$725,950 (approximately US$502,720) for its services in connection with this private placement. Under the rules of the National Association of Securities Dealers, Inc., the placement fee paid to Griffiths McBurney & Partners may be deemed to be underwriting compensation in connection with this offering.



      Directed Share Program. The underwriters have reserved up to five percent of the common shares to be issued by us and offered for sale in this offering, at the initial public offering price, to directors, officers, employees, business associates and persons otherwise connected to Delano. The number of common shares available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering.



      In addition, the underwriters have reserved up to 400,000 common shares for sale to Canada Life Assurance at the initial public offering price. Canada Life Assurance has not committed to purchasing these common shares.


      Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.


      Agreements Not to Sell Shares. Holders of a total of 24,174,598 common shares, including all of our executive officers and directors, have agreed that, during the period ending 180 days after the date of this prospectus, subject to limited exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any common shares or any options or warrants to purchase any common shares, or any securities convertible into or exchangeable for common shares owned as of the date of this prospectus or later acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of securities subject to these agreements not to sell shares. There are no existing agreements between the representatives of the underwriters and any of our shareholder providing consent to the sale of shares prior to the expiration of the respective periods.


      Future Sales by Us. In addition, we have agreed that during the 180 days after the date of this prospectus, we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions,
(a) consent to the disposition of any shares held by shareholders subject to agreements not to sell shares prior to the expiration of the respective periods,
(b) issue, sell, contract to sell, or otherwise dispose of, any common shares, any options to purchase any common shares or any securities convertible into, exercisable for or exchangeable for common shares other than our sale of shares in this offering, the issuance of common shares upon the exercise of outstanding options, and the issuance of options under existing stock option and incentive plans, provided such options do not vest prior to the expiration of the 180-day period or (c) issue up to 1,000,000 common shares in connection with acquisitions of businesses or assets of businesses or in connection with strategic alliances; provided that

      - each person receiving common shares enters into a lock-up agreement pursuant to which they agree not to dispose of or hedge any of their common shares for 180 days following the date of this prospectus without the consent of FleetBoston Robertson Stephens Inc. on behalf of the underwriters; and

      - we do not grant any rights that are exercisable for a period of six months from the date we sign the purchase agreement with the underwriters entitling the persons receiving common shares to require us to register their shares under the U.S. Securities Act.

See "Shares Eligible for Future Sale."


      Listing. Our common shares have been approved for quotation on the Nasdaq National Market under the symbol "DTEC."


      No Distribution in Canada. The common shares may be offered in Canada by the underwriters or their Canadian affiliates pursuant to a prospectus qualifying the common shares for distribution in certain provinces of Canada or pursuant to prospectus exemptions under applicable securities legislation. Each of the underwriters has agreed that it will only distribute common shares in Canada in accordance with prospectus and registration requirements of applicable securities legislation or exemptions from these requirements.

      No Prior Public Market. Prior to this offering, there has been no public market for our common shares. Consequently, the initial public offering price for the common stock offered by this prospectus will be determined through negotiations among us and the representatives. Among the factors to be considered in these negotiations are prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

      Stabilization. The representatives have advised us that, under Regulation M under the U.S. Securities Exchange Act, some participants in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of our common shares at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A "syndicate covering transaction" is the bid for or the purchase of the common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common shares originally sold by the underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

      Osler, Hoskin & Harcourt LLP, Toronto, Ontario, will pass upon the legality of the common shares offered by this prospectus. Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario and New York, New York, is acting as our United States counsel with respect to the offering. Foley, Hoag & Eliot LLP, Boston, Massachusetts, is acting as United States counsel to the underwriters.

                                    EXPERTS

      The consolidated financial statements of Delano as of March 31, 1999 and December 31, 1999 and for the period from May 7, 1998 (inception) to March 31, 1999, the period from May 7, 1998 to December 31, 1998 and the nine months ended December 31, 1999 included in this prospectus have been audited by KPMG LLP, independent public accountants, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon the authority of KPMG LLP as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC, 450 Fifth Street N.W., Washington, D.C. 20549, a registration statement on Form F-1 covering the common shares being sold in this offering. We have not included in this prospectus all the information contained in the registration statement, and you should refer to the registration statement and its exhibits for further information.

      Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document.

      You may review a copy of the registration statement, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Delano, that file electronically with the SEC.

      You may read and copy any reports, statements or other information that we file with the Commission at the addresses indicated above, and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

      Prior to this offering, we have not been required to file reports with the SEC. Following consummation of the offering, we will be required to file reports and other information with the SEC under the U.S. Securities Exchange Act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act. Under the U.S. Securities Exchange Act, we are not required to publish financial statements as frequently or as promptly as United States companies.

                         DELANO TECHNOLOGY CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                             -------
Form of Independent Auditors' Report........................     F-2
Consolidated Balance Sheets.................................     F-3
Consolidated Statements of Operations.......................     F-4
Consolidated Statements of Shareholders' Deficiency.........     F-5
Consolidated Statements of Cash Flows.......................     F-6
Notes to Consolidated Financial Statements..................     F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Delano Technology Corporation

      We have audited the accompanying consolidated balance sheets of Delano Technology Corporation as of March 31, 1999 and December 31, 1999 and the related consolidated statements of operations, shareholders' deficiency and cash flows for the period from May 7, 1998 (date of inception) to March 31, 1999, the period from May 7, 1998 (date of inception) to December 31, 1998 and the nine months ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 1999 and December 31, 1999 and the results of its operations and its cash flows for the period from May 7, 1998 (date of inception) to March 31, 1999, the period from May 7, 1998 (date of inception) to December 31, 1998 and the nine months ended December 31, 1999 in conformity with generally accepted accounting principles in the United States.

Chartered Accountants

Toronto, Canada                                                     /s/ KPMG LLP

January 12, 2000 (except for note 16


which is as of February 7, 2000)

                         DELANO TECHNOLOGY CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                 (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

                                                                                              DECEMBER 31,
                                                                                                  1999
                                                                                               PRO FORMA
                                                               MARCH 31,    DECEMBER 31,     SHAREHOLDERS'
                                                                 1999           1999        EQUITY (NOTE 7)
                                                               ---------    ------------    ----------------
                                                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................    $  1,989       $ 11,940
  Accounts receivable trade, net of allowance for doubtful
    accounts of $200 at December 31, 1999..................          --          2,662
  Investment tax credits receivable........................         201            155
  Prepaid expenses and other...............................          65            657
                                                               --------       --------
    Total current assets...................................       2,255         15,414
Property and equipment.....................................         318          1,176
                                                               --------       --------
Total assets...............................................    $  2,573       $ 16,590
                                                               ========       ========
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
  Accounts payable and accrued liabilities.................    $    518       $  2,591
  Deferred revenue.........................................         100            427
  Current portion of obligations under capital leases......          30            209
                                                               --------       --------
    Total current liabilities..............................         648          3,227
Long-term liabilities:
  Obligations under capital leases.........................          66            267
                                                               --------       --------
Total liabilities..........................................         714          3,494
Class A redeemable convertible special shares:
  Authorized:
      Unlimited
  Issued and outstanding:
      4,000,000 shares at March 31, 1999 and December 31,
         1999
      Redemption amount -- $1,000 plus 8% cumulative
         dividends.........................................       1,047          1,158                --
Class B redeemable convertible special shares:
  Authorized:
      Unlimited
  Issued and outstanding:
      3,789,476 shares at March 31, 1999 and December 31,
         1999
      Redemption amount -- $2,400 plus 8% cumulative
         dividends.........................................       2,434          2,693                --
Special warrants:
  Issued and outstanding:
      4,326,924 warrants at December 31, 1999
      Redemption amount -- $2,740 plus 8% cumulative
         dividends.........................................          --         14,703                --
Shareholders' deficiency:
  Capital stock:
    Common shares:
      Authorized:
         Unlimited number of shares
      Issued and outstanding:
         6,000,000 shares at March 31, 1999 and 5,250,000
           shares at December 31, 1999.....................         433          6,318          $ 24,872
  Warrant..................................................         126            126               126
  Deferred stock-based compensation........................        (386)        (5,502)           (5,502)
  Accumulated other comprehensive losses...................          (5)          (152)             (152)
  Deficit..................................................      (1,790)        (6,248)           (6,248)
                                                               --------       --------          --------
    Total shareholders' deficiency.........................      (1,622)        (5,458)         $ 13,096
                                                               --------       --------          ========
Total liabilities and shareholders' deficiency.............    $  2,573       $ 16,590
                                                               ========       ========

          See accompanying notes to consolidated financial statements.

                         DELANO TECHNOLOGY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
    (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                        PERIOD FROM       PERIOD FROM
                                                        MAY 7, 1998       MAY 7, 1998      NINE MONTHS
                                                       (INCEPTION) TO    (INCEPTION) TO       ENDED
                                                         MARCH 31,        DECEMBER 31,     DECEMBER 31,
                                                            1999              1998             1999
                                                       --------------    --------------    ------------
Revenues:
  Products.........................................             --                --         $  5,061
  Services.........................................             --                --              296
                                                          --------          --------         --------
     Total revenues................................             --                --            5,357
Cost of revenues:
  Products.........................................             --                --               20
  Services.........................................             --                --              701
                                                          --------          --------         --------
     Total cost of revenues........................             --                --              721
                                                          --------          --------         --------
Gross profit.......................................             --                --            4,636
                                                          --------          --------         --------
Operating expenses:
  Sales and marketing..............................       $    554          $    144            5,456
  Research and development.........................            797               486            2,244
  General and administrative.......................            180                45              767
  Amortization of deferred stock-based
     compensation..................................            171                 2              769
                                                          --------          --------         --------
     Total operating expenses......................          1,702               677            9,236
                                                          --------          --------         --------
Loss from operations...............................         (1,702)             (677)          (4,600)
Interest income, net...............................             13                --              354
                                                          --------          --------         --------
Loss before provision for income taxes.............         (1,689)             (677)          (4,246)
Provision for income taxes.........................             --                --               --
                                                          --------          --------         --------
Loss for the period................................         (1,689)             (677)          (4,246)
  Less: accretion of dividends on redeemable
     convertible special shares....................           (101)               --             (212)
                                                          --------          --------         --------
  Loss applicable to common shares.................       $ (1,790)         $   (677)        $ (4,458)
                                                          ========          ========         ========
Basic and diluted loss per common share............       $  (2.40)         $  (1.35)        $  (1.85)
                                                          ========          ========         ========
Shares used in computing basic and diluted loss per
  common share (in thousands)......................            746               503            2,415
                                                          ========          ========         ========


          See accompanying notes to consolidated financial statements.

                         DELANO TECHNOLOGY CORPORATION

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                 (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

                                                                                 ACCUMULATED
                                    COMMON SHARES                  DEFERRED         OTHER                     TOTAL
                                 -------------------             STOCK-BASED    COMPREHENSIVE             SHAREHOLDERS'
                                  NUMBER     AMOUNT    WARRANT   COMPENSATION      LOSSES       DEFICIT    DEFICIENCY
                                 ---------   -------   -------   ------------   -------------   -------   -------------
Balances, May 7, 1998.........          --       --        --           --              --           --           --
Issuance of common shares.....   6,000,000   $    2        --           --              --           --      $     2
Deferred stock-based
  compensation................          --      431    $  126      $  (557)             --           --           --
Amortization of deferred
  stock-based compensation....          --       --        --          171              --           --          171
Accretion of dividends on
  redeemable convertible
  special shares..............          --       --        --           --              --      $  (101)        (101)
Currency translation
  adjustment..................          --       --        --           --         $    (5)          --           (5)
Loss for the period...........          --       --        --           --              --       (1,689)      (1,689)
                                 ---------   -------   -------     -------         -------      -------      -------
Balances, March 31, 1999......   6,000,000      433       126         (386)             (5)      (1,790)      (1,622)
Deferred stock-based
  compensation................          --    5,885        --       (5,885)             --           --           --
Amortization of deferred
  stock-based compensation....          --       --        --          769              --           --          769
Repurchase of common shares...    (750,000)      --        --           --              --           --           --
Accretion of dividends on
  redeemable convertible
  special shares..............          --       --        --           --              --         (212)        (212)
Currency translation
  adjustment..................          --       --        --           --            (147)          --         (147)
Loss for the period...........          --       --        --           --              --       (4,246)      (4,246)
                                 ---------   -------   -------     -------         -------      -------      -------
Balances, December 31, 1999...   5,250,000   $6,318    $  126      $(5,502)        $  (152)     $(6,248)     $(5,458)
                                 =========   =======   =======     =======         =======      =======      =======

          See accompanying notes to consolidated financial statements.

                         DELANO TECHNOLOGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

                                                        PERIOD FROM       PERIOD FROM
                                                        MAY 7, 1998       MAY 7, 1998      NINE MONTHS
                                                       (INCEPTION) TO    (INCEPTION) TO       ENDED
                                                         MARCH 31,        DECEMBER 31,     DECEMBER 31,
                                                            1999              1998             1999
                                                       --------------    --------------    ------------
Cash provided by (used in):
Operating activities:
  Loss for the period..............................       $(1,689)          $  (677)         $(4,246)
  Depreciation and amortization which does not
     involve cash..................................            33                20              125
  Amortization of deferred stock-based
     compensation..................................           171                 2              769
  Changes in non-cash operating working capital:
     Accounts receivable trade.....................            --                --           (2,601)
     Investment tax credits receivable.............          (200)               --               54
     Prepaid expenses and other....................           (65)              (68)            (576)
     Accounts payable and accrued liabilities......           516                48            2,003
     Deferred revenue..............................            99                --              315
                                                          -------           -------          -------
  Net cash used in operating activities............        (1,135)             (676)          (4,157)
Financing activities:
  Issuance of redeemable convertible special
     shares........................................         3,375               992               --
  Issuance of common shares........................             2                 2               --
  Issuance of special warrants.....................            --                --           14,436
  Proceeds from bank loan..........................            --                --              156
  Repayment of bank loan...........................            --                --             (156)
  Repayment of obligations under capital leases....            (2)               --             (182)
                                                          -------           -------          -------
  Net cash provided by financing activities........         3,375               994           14,254
Investing activities:
  Additions to property and equipment..............          (251)             (140)            (464)
                                                          -------           -------          -------
  Cash used in investing activities................          (251)             (140)            (464)
Effect of currency translation of cash balances....            --                61              318
                                                          -------           -------          -------
Increase in cash and cash equivalents..............         1,989               116            9,951
Cash and cash equivalents, beginning of period.....            --                --            1,989
                                                          -------           -------          -------
Cash and cash equivalents, end of period...........       $ 1,989           $   116          $11,940
                                                          =======           =======          =======

          See accompanying notes to consolidated financial statements.

                         DELANO TECHNOLOGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION OF THE COMPANY

      Delano Technology Corporation (the "Company") was incorporated on May 7, 1998 and commenced commercial operations during the quarter ended June 30, 1999. The Company develops and markets communications software that enables companies to use e-mail and the internet for business interactions.

2.  SIGNIFICANT ACCOUNTING POLICIES

      These financial statements are stated in U.S. dollars, except where otherwise noted. They have been prepared in accordance with accounting principles generally accepted in the United States.

      These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated.

(a) Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

      All highly liquid investments, with an original maturity of three months or less at the date of acquisition, are classified as cash equivalents.

(c) Property and Equipment

      Property and equipment are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives. Expenditures for maintenance and repairs have been charged to the statement of operations as incurred. Depreciation and amortization are computed using the straight-line method as follows:

Furniture and office equipment..............................  30%
Computer hardware...........................................  33%
Computer software...........................................  50%

      The Company regularly reviews the carrying values of its property and equipment by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable a writedown is charged to the statement of operations.

(d) Revenue Recognition

      The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants' ("AICPA") Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP No. 97-2") and related provisions. The Company's revenues are derived from product elements, comprised primarily of license fees and upgrades, and service elements, which include postcontract customer support ("PCS"), installation, training, consulting and other services. Fees for services are generally billed separately from licenses of the Company's products. In cases where the Company sells a multi-element arrangement, the fees are allocated to the elements based on Company-specific objective evidence of each element's fair value.

      Revenue from product elements, consisting primarily of license fees and upgrades, is recognized pursuant to a contract or purchase order, when each element is delivered to the customer and collection of the

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

related receivable is deemed probable by management. Reserves for product returns and sales allowances are estimated and provided for at the time of sale. Such reserves are based upon management's evaluation of historical experience and current industry trends.


      Revenue from service elements includes PCS which is recognized ratably over the term of the agreement, which is typically twelve months. Revenues from installation, training, consulting and other services are recognized when the services are performed. Losses on professional services contracts, if any, are recognized at the time such losses are identified.


      Product and service elements that have been prepaid but do not yet qualify for recognition as revenue under the Company's revenue recognition policy are reflected as deferred revenue on the Company's balance sheet.

(e) Currency Translation

      Monetary assets and liabilities of the Company and of its wholly owned subsidiaries, which are integrated foreign operations, that are denominated in foreign currencies are translated into Canadian dollars (which is considered to be the measurement currency) at the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. Transactions included in operations are translated at the average rate for the period. Exchange gains and losses resulting from the translation of these foreign denominated amounts are reflected in the consolidated statement of operations in the period in which they occur. As the Company's reporting currency is the U.S. dollar, the Company translates consolidated assets and liabilities denominated in Canadian dollars into U.S. dollars at the exchange rate prevailing at the balance sheet date, and the consolidated results of operations at the average rate for the period. Cumulative translation adjustments are included as a separate component of shareholders' deficiency.

(f) Research and Development Expenses

      Costs related to research, design and development of products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. To date, completing a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

(g) Investment Tax Credits

      The Company is entitled to Canadian federal and provincial investment tax credits which are earned as a percentage of eligible current and capital research and development expenditures incurred in each taxation year. Certain investment tax credits are fully refundable to the Company until such time as the Company loses its status as a Canadian controlled private corporation. All other investment tax credits are available to be applied against future income tax liabilities, subject to a 10-year carryforward period. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

(h) Income Taxes

      Under the asset and liability method of Statement of Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

(i) Stock-based Compensation

      The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations, in accounting for its employee stock options because the alternative fair value accounting provided for under Financial Accounting Standards Board, Statement No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, deferred stock-based compensation is recorded at the option grant date in an amount equal to the difference between the fair market value of a common share and the exercise price of the option. Deferred stock-based compensation for options which are contingently issuable based upon the achievement of performance criteria is recorded based upon the current fair market value of the shares at the end of each period. Deferred stock-based compensation resulting from employee option grants is amortized over the vesting period of the individual options, generally three or four years, in accordance with Financial Accounting Standards Board Interpretation No. 28.

(j) Loss Per Common Share


      Loss per common share has been calculated on the basis of earnings divided by the weighted average number of common shares outstanding during each period. The calculation of weighted average number of shares outstanding during each period excludes common shares held in escrow. Diluted loss per common share has been calculated assuming that the common shares held in escrow pursuant to escrow arrangements with certain employee/shareholders, redeemable convertible special shares, special warrants, warrant and stock options outstanding at the end of the period had been issued, converted or exercised at the later of the beginning of the period or their date of issuance, where such conversion or exercise would not be anti-dilutive. Pro forma basic and diluted loss per common share has been calculated to give effect to the conversion, at the later of the beginning of the period or their date of issuance, of all outstanding redeemable convertible special shares and the exercise of all outstanding special warrants upon the completion of the share offering.


(k) Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable trade. Cash equivalents consist of deposits with, or guaranteed by, major commercial banks, the maturities of which are three months or less from the date of purchase. With respect to accounts receivable trade, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

(l) Fair Values of Financial Assets and Financial Liabilities

      The carrying values of cash and cash equivalents, accounts receivable trade, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. In addition, the carrying values of obligations under capital leases, redeemable convertible special shares and special warrants approximate their fair values. The following methods and assumptions were used to estimate the fair value of the following financial instruments:

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      (i) Redeemable convertible special shares and special warrants -- at the present value of contractual future payments of dividends and capital, discounted at the current market rates of interest available to the Company for the same or similar instrument.

      (ii) Obligations under capital leases -- at the present value of the contractual future payments of principal and interest, discounted at the current market rates of interest available to the Company for the same or similar debt instrument.

(m) Comprehensive Income

      In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from shareholder transactions. Comprehensive loss for the period from May 7, 1998 (inception) to March 31, 1999, the period from May 7, 1998 (inception) to December 31, 1998 and the nine months ended December 31, 1999, was not materially different from net loss for the periods.

(n) Recent Accounting Pronouncements

      In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 was adopted by the Company in 1998. SFAS No. 131 establishes standards for disclosures about operating segments, product and services, geographic areas and major customers. The Company operates in a single reportable operating segment, that is the developing and marketing of interaction-based e-business communications applications.

      In March 1998, the AICPA issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," ("SOP No. 98-1"). SOP No. 98-1 requires entities to capitalize certain costs related to internal use software once certain criteria have been met. SOP 98-1 was adopted by the Company in 1998. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial position or results of operations.

      In April 1998, the AICPA issued Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP No. 98-5") which provides guidance on the financial reporting of start-up costs. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 was adopted by the Company in 1998. As the Company had not capitalized such costs, the adoption of SOP 98-5 did not have an impact on the Company's financial position or results of operations.

      In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for the fiscal year ending March 31, 2002. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

      In December 1998, the AICPA issued Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with respect to Certain Transactions" ("SOP No. 98-9"). SOP No. 98-9 amends SOP No. 97-2 to require the entity to recognize revenue for multiple element arrangements by means of the "residual method" when:

      (a) there is vendor-specific evidence of the fair values of all of the undelivered elements that are not accounted for by means of long-term contract accounting;

      (b) vendor-specific evidence of fair value does not exist for one or more of the delivered elements; and

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      (c) all revenue recognition criteria of SOP No. 97-2, other than the requirement for vendor-specific evidence of the fair value of each delivered element, are satisfied.

      SOP No. 98-9 was adopted by the Company commencing April 1, 1999. The adoption of SOP 98-9 did not have a material effect on the Company's financial position or results of operations.

3.  PROPERTY AND EQUIPMENT

      Property and equipment consists of the following (in thousands):

                                                                MARCH 31,    DECEMBER 31,
                                                                  1999           1999
                                                                ---------    ------------
Furniture and office equipment..............................    $      33      $    36
Computer hardware...........................................           96          106
Computer software...........................................           15           15
Assets under capital leases:
  Furniture and office equipment............................            6          332
  Computer hardware.........................................          198          799
  Computer software.........................................            3           46
                                                                ---------      -------
                                                                      351        1,334
Less accumulated depreciation and amortization..............           33          158
                                                                ---------      -------
                                                                $     318      $ 1,176
                                                                =========      =======

4.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

      Accounts payable and accrued liabilities are as follows (in thousands):

                                                                MARCH 31,    DECEMBER 31,
                                                                  1999           1999
                                                                ---------    ------------
Accounts payable............................................    $     304      $   936
Accrued bonuses.............................................           --          743
Accrued financing costs.....................................           --          196
Other accrued liabilities...................................          214          716
                                                                ---------      -------
                                                                $     518      $ 2,591
                                                                =========      =======

5.  BANK LOAN

      The bank loan bears interest at bank prime plus 2.5% per annum and was repaid in December 1999 upon the Company's receipt of its investment tax credits.

      The Company also has a lease line of credit available to a maximum of $679,000 (Cdn$1,000,000). Refer to note 6 for details as to the amounts utilized under this line of credit as at December 31, 1999. The lease line of credit is collateralized with cash for the amount of the line that is used for leasing equipment.

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  OBLIGATIONS UNDER CAPITAL LEASES

      The following is an analysis by year of the future minimum lease payments for capital leases (in thousands):

                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
March 31, 2000..............................................    $    59
March 31, 2001..............................................        209
March 31, 2002..............................................        205
March 31, 2003..............................................         52
                                                                -------
                                                                    525
Less amount representing interest (at rates ranging from
  7.7% to 8.5%).............................................         49
                                                                -------
Balance of obligation.......................................        476
Less current portion........................................        209
                                                                -------
                                                                $   267
                                                                =======

7.  REDEEMABLE CONVERTIBLE SPECIAL SHARES AND SPECIAL WARRANTS

Redeemable Convertible Special Shares

      The Company is authorized to issue an unlimited number of Class A, Class B and Class C special shares. In July 1998, the Company issued 4,000,000 Class A special shares for proceeds of $992,129. During January 1999, the Company issued 3,789,476 Class B special shares for proceeds of $2,382,528. To date, no Class C special shares have been issued.

      The holders of the special shares are entitled to receive dividends, when declared by the Board of Directors, that will provide the holder with an 8% cumulative compounding rate of return. To date, there have been no dividends paid or declared by the Company. The holders of the Class A special shares rank in preference to the Class B and Class C special shareholders in the event of liquidation, dissolution or winding-up of the Company. The special shares rank in preference to the common shares in the event of liquidation, dissolution or winding-up of the Company.

      Each holder of special shares is entitled to that number of votes equal to the number of common shares into which the special shares are convertible.

      The special shares are convertible into common shares at the option of the holder, initially on a one-for-one basis and, thereafter based on a formula and subject to adjustments for future dilution. Special shares automatically convert into common shares at the then applicable conversion rate, upon a public offering of the Company's common shares at a per share price of not less than a specified amount, subject to adjustments for future dilution, with aggregate proceeds in excess of $13,600,000.

      In addition, the special shares may not be redeemed by the Company at any time; however, they may be redeemed by the holder as follows:

      (i) After July 31, 2002, up to 50% of the outstanding Class A special shares may be redeemed at the option of the holder. All of the outstanding Class A special shares may be redeemed after July 31, 2003. The redemption price for the Class A special shares is $0.255, plus all accrued but unpaid dividends.

      (ii) After December 31, 2002, up to 50% of the outstanding Class B special shares may be redeemed at the option of the holder. All of the outstanding Class B special shares may be redeemed after

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          December 31, 2003. The redemption price for the Class B special shares is $0.65 per share, plus all accrued but unpaid dividends.

      (iii) After June 22, 2003, up to 50% of the outstanding Class C special shares may be redeemed at the option of the holder. All of the outstanding Class C special shares may be redeemed after June 22, 2004. The redemption price for the Class C special shares is $0.65 per share, plus all accrued but unpaid dividends.


      The increase in the balance of redeemable convertible special shares for the periods ended March 31, 1999 and December 31, 1999 is attributable to the accretion of dividends, as well as the impact of the movement in the Canadian to U.S. dollar exchange rate at the end of each period.


Special Warrants

      On June 24, 1999, the Company closed a private placement of 4,326,924 special warrants at a price of $3.55 per special warrant for proceeds of $14,486,978, net of issue costs of $873,602. Each special warrant entitles the holder, upon exercise and without payment of further consideration, to acquire one Class C special share of the Company, unless all of the issued and outstanding Class A and Class B special shares of the Company have been converted into common shares, in which case each special warrant shall be exercisable for that number of common shares which is equal to the number of common shares each Class C special share is then convertible into in accordance with the articles of the Company.

      As part of the special warrant transaction, the Company is required to file a final prospectus in each jurisdiction in which special warrant holders are resident, qualifying the shares of the Company to be issued upon exercise of the special warrants, on or before May 15, 2000. If the final prospectus is not filed by May 15, 2000, the holder of a special warrant shall be entitled to acquire, upon exercise of the special warrant, 1.1 Class C special shares, subject to the same conditions noted above.


      On December 7, 1999, the Company's Board of Directors authorized the initial filing of a registration statement with the Securities and Exchange Commission that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). If the IPO is consummated under the terms presently anticipated, in connection with the closing of the proposed IPO, all of the then outstanding shares of the Company's redeemable convertible special shares and special warrants will automatically convert into common shares based on their respective conversion ratios. The effect of the conversion has been reflected as unaudited pro forma shareholders' equity in the accompanying consolidated balance sheet as at December 31, 1999. The pro forma basic and diluted loss per common share after giving effect to the conversion, at the later of the beginning of the period or their date of issuance, of the redeemable convertible special shares and the special warrants is as follows (in thousands, except per share amounts):

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                                 PERIOD FROM
                                                                 MAY 7, 1998      NINE MONTHS
                                                                (INCEPTION) TO       ENDED
                                                                  MARCH 31,       DECEMBER 31,
                                                                     1999             1999
                                                                --------------    ------------
Pro forma basic and diluted loss per common share...........       $ (0.30)         $ (0.24)
                                                                   =======          =======
Numerator for pro forma basic and diluted
  loss per common share:
     Loss for the period....................................       $(1,689)         $(4,246)
                                                                   =======          =======
Denominator for pro forma basic and diluted loss per common
  share:
  Weighted average number of common shares..................           746            2,415
  Add:
     Weighted average number of common shares on conversion
       of redeemable convertible special shares and special
       warrants.............................................         5,264           16,169
                                                                   -------          -------
                                                                     6,010           18,584
                                                                   =======          =======


8.  SHAREHOLDERS' DEFICIENCY

      The Company's share capital and loss per common share information has been restated to reflect a 3-for-2 split of the Company's common shares, which was approved by the Company's shareholders on January 11, 2000.

Stock Option Plan

      The Company's stock option plan (the "Plan") was established for the benefit of the employees, officers, directors and certain consultants of the Company. The maximum number of common shares which may be set aside for issuance under the Plan is 4,500,000 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company when required by law or regulatory authority. Generally, options issued subsequent to March 4, 1999 under the Plan vest annually over a four-year period. Options issued prior to March 5, 1999 vest annually over a three-year period.

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      Details of stock option transactions are as follows:

                                                PERIOD FROM MAY 7, 1998            NINE MONTHS ENDED
                                             (INCEPTION) TO MARCH 31, 1999         DECEMBER 31, 1999
                                             -----------------------------    ---------------------------
                                                              WEIGHTED                        WEIGHTED
                                                               AVERAGE                        AVERAGE
                                                           EXERCISE PRICE                  EXERCISE PRICE
                                               SHARES         PER SHARE        SHARES        PER SHARE
                                             ----------    ---------------    ---------    --------------
Outstanding, beginning of period.........           --             --         1,779,000        $0.13
Granted..................................    1,779,000          $0.13         1,815,675        $1.58
                                             ---------
Outstanding, end of period...............    1,779,000          $0.13         3,594,675        $0.88
                                             =========                        =========
Options exercisable at end of period.....           --             --           319,376        $0.14
Weighted average fair value of options
  granted during the period with exercise
  prices equal to fair value at date of
  grant..................................                       $0.02                             --
Weighted average fair value of options
  granted during the period with exercise
  prices less than fair value at date of
  grant..................................                       $0.29                          $3.31
Weighted average fair value of options
  granted during the period with exercise
  prices greater than fair value at date
  of grant...............................                          --                             --

      The stock options expire at various dates between May 2003 and December 2004.

      As of December 31, 1999, the range of exercise prices and weighted average remaining contractual life of outstanding options were as follows:

                                            OPTIONS OUTSTANDING
                            ---------------------------------------------------          OPTIONS EXERCISABLE
                                           WEIGHTED AVERAGE                        -------------------------------
                                              REMAINING        WEIGHTED AVERAGE                   WEIGHTED AVERAGE
                              NUMBER       CONTRACTUAL LIFE     EXERCISE PRICE       NUMBER        EXERCISE PRICE
RANGE OF EXERCISE PRICES    OUTSTANDING        (YEARS)            PER SHARE        EXERCISABLE       PER SHARE
------------------------    -----------    ----------------    ----------------    -----------    ----------------
$0.11.................       1,848,750           3.84               $0.11            319,376           $0.11
 0.44.................       1,102,500           4.54                0.44                 --             n/a
 2.35-3.08............         288,300           4.81                2.79                 --             n/a
 3.97-4.52............         218,625           4.94                4.32                 --             n/a
 5.23-5.95............         136,500           4.96                5.39                 --             n/a

      The Company recorded deferred stock-based compensation amounting to $557,000 for the period from May 7, 1998 (inception) to March 31, 1999 and $5.9 million for the nine months ended December 31, 1999. Amortization of deferred stock-based compensation amounted to $171,000 for the period from May 7, 1998 (inception) to March 31, 1999, $2,000 for the period from May 7, 1998 (inception) to December 31, 1998 and $769,000 for the nine months ended December 31, 1999.


      Compensation amounting to $39,660 arising on the issuance of 32,000 stock options to consultants has been recorded. The compensation was determined based on the fair value at the grant date of the stock options consistent with the method under SFAS 123 "Accounting for Stock-based Compensation". To determine the fair value of each option, the following assumptions were used: dividend yield of 0.0%, 100% volatility, a weighted average risk free interest rate of 5.5% and a weighted average expected life of options of 3.5 years.

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      The amortization of deferred stock-based compensation relates to the following cost of service revenues and operating expense categories (in thousands):

                                                                 PERIOD FROM
                                                                 MAY 7, 1998       NINE MONTHS
                                                                (INCEPTION) TO        ENDED
                                                                  MARCH 31,       DECEMBER 31,
                                                                     1999             1999
                                                                --------------    -------------
Cost of service revenues....................................         $ 18             $144
Sales and marketing.........................................           11              465
Research and development....................................            1               73
General and administrative..................................          141               87
                                                                     ----             ----
                                                                     $171             $769
                                                                     ====             ====

      Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates for the awards under the plan consistent with the method under SFAS 123 "Accounting for Stock-Based Compensation", the Company's loss and loss per common share would have been reported as the pro forma amounts indicated in the table below. To determine the fair value of each option on the grant date the following assumptions were used: dividend yield of 0.0%, zero volatility, a weighted average risk free interest rate of 5.5% and a weighted average expected life of options of 3.5 years. Pro forma information for the period indicated is as follows (in thousands, except per share amounts):


                                                                 PERIOD FROM
                                                                 MAY 7, 1998       NINE MONTHS
                                                                (INCEPTION) TO        ENDED
                                                                  MARCH 31,       DECEMBER 31,
                                                                     1999             1999
                                                                --------------    -------------
  Loss -- as reported.......................................       $(1,689)          $(4,246)
  Loss -- pro forma.........................................        (1,678)           (3,942)
  Loss per common share -- as reported......................         (2.40)            (1.85)
  Loss per common share -- pro forma........................         (2.25)            (1.63)
Weighted average grant date fair value of options granted
  during the period.........................................          0.24              3.31


Warrant

      During January 1999, the Company issued a warrant for no consideration to an executive of the Company to purchase 394,737 common shares at a price of $0.44 per share. The warrant expires when the executive ceases to be employed by the Company or January 5, 2002 whichever is earlier.

Repurchase of Common Shares

      During August 1999, the Company acquired 750,000 common shares of the Company from a former executive of the Company for nominal cash consideration.

Escrow Shares


      At December 31, 1999, 1,968,750 common shares of the Company are held in escrow pursuant to escrow arrangements entered into with certain employee/shareholders. Under the terms of the arrangements 365,625 common shares will be released from escrow on the last day of each successive calendar quarter subsequent to December 31, 1999. The Company may acquire for nominal consideration any shares that are held in escrow on the date the employee/shareholder ceases their employment with the Company. This right expires at the time the Company's shares become publicly traded.

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  INCOME TAXES

      The provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rate of 44.6% to the loss before provision for income taxes as a result of the following (in thousands):

                                                                         PERIOD FROM
                                                        PERIOD FROM      MAY 7, 1998
                                                        MAY 7, 1998      (INCEPTION)     NINE MONTHS
                                                       (INCEPTION) TO         TO            ENDED
                                                         MARCH 31,       DECEMBER 31,    DECEMBER 31,
                                                            1999             1998            1999
                                                       --------------    ------------    ------------
Loss for the period................................       $ 1,689          $   677         $ 4,246
                                                          =======          =======         =======
Computed expected tax recovery.....................       $   753          $   302         $ 1,894
Increase (reduction) in income tax recovery
  resulting from:
  Permanent differences............................           (79)             (10)             52
  Change in beginning of the year balance of the
     valuation allowance allocated to income tax
     expense.......................................          (718)            (326)         (1,975)
  Additional loss carry forward due to Ontario
     Superallowance................................            44               34              29
                                                          -------          -------         -------
                                                          $    --          $    --         $    --
                                                          =======          =======         =======

      The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at March 31, 1999 and December 31, 1999 are presented below (in thousands):

                                                                MARCH 31,    DECEMBER 31,
                                                                  1999           1999
                                                                ---------    -------------
Future tax assets:
  Non-capital loss carried forward..........................     $   650        $ 2,154
  Research and development expenses deferred for income tax
     purposes...............................................         166            160
  Share issue costs.........................................          --            428
                                                                 -------        -------
  Total gross future tax assets.............................         816          2,742
  Less valuation allowance..................................         718          2,693
                                                                 -------        -------
  Net future tax assets.....................................          98             49
Future tax liabilities:
  Depreciation and amortization.............................          30             19
  Investment tax credits receivable.........................          68             30
                                                                 -------        -------
  Total gross future tax liabilities........................          98             49
                                                                 -------        -------
  Net future tax assets (liabilities).......................     $    --        $    --
                                                                 =======        =======

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances.

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      As at March 31, 1999, the Company had $1.8 million of losses and deductions available to reduce future years' taxable income in Canada, of which $1.5 million expire in 2006 and the remainder has no expiry date.

10.  RELATED PARTY TRANSACTIONS

      On June 1, 1999, the Company entered into a professional services agreement with a company related to a director of the Company in connection with the management of the Company's European subsidiary. Under the terms of the agreement, the Company is required to pay certain annual fees, a portion of which is calculated based on net revenues, as defined, of the European subsidiary, with the option of converting all or part of this portion into common shares of the Company subject to certain terms. As at December 31, 1999, the Company has accrued fees aggregating $101,800 in respect of this agreement.

      The Company has accrued consulting fees payable to a shareholder of the Company amounting to nil for the periods ended March 31, 1999 and December 31, 1998 and $60,900 for the nine months ended December 31, 1999.

11.  SEGMENTED INFORMATION

      The Company reviewed its operations and determined that it operates in a single reportable operating segment, being the development and marketing of interaction-based e-business communications applications. All long-lived assets relating to the Company's operations are located in Canada. Revenue per geographic location, which is attributable to geographic location based on the location of the external customer, is as follows (in thousands):

                                                        PERIOD FROM       PERIOD FROM
                                                        MAY 7, 1998       MAY 7, 1998      NINE MONTHS
                                                       (INCEPTION) TO    (INCEPTION) TO       ENDED
                                                         MARCH 31,        DECEMBER 31,     DECEMBER 31,
                                                            1999              1998             1999
                                                       --------------    --------------    ------------
Revenue by geographic locations:
  United States....................................       $    --           $    --           $3,723
  Canada...........................................            --                --            1,613
  Europe...........................................            --                --               21
                                                          -------           -------           ------
                                                          $    --           $    --           $5,357
                                                          =======           =======           ======

      For the nine months ended December 31, 1999, one customer accounted for 26% of total revenues. As at December 31, 1999, the Company had a receivable from two significant customers amounting to 18% and 15% of total accounts receivable trade, respectively.

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12.  SUPPLEMENTARY CASH DISCLOSURES:

      Supplementary cash disclosures are as follows (in thousands):

                                                                         PERIOD FROM
                                                        PERIOD FROM      MAY 7, 1998
                                                        MAY 7, 1998      (INCEPTION)     NINE MONTHS
                                                       (INCEPTION) TO         TO            ENDED
                                                         MARCH 31,       DECEMBER 31,    DECEMBER 31,
                                                            1999             1998            1999
                                                       --------------    ------------    ------------
Supplemental disclosure of cash flow information:
  Cash paid for interest...........................       $     1          $    --         $    39
                                                          =======          =======         =======
Supplemental disclosure of non-cash investing and
  financing activities:
  Capital lease obligations incurred for purchase
     of capital assets.............................       $    99          $    --         $   656
                                                          =======          =======         =======
  Deferred compensation on the grant of options to
     purchase common shares with an exercise price
     below fair value..............................       $   557          $    --         $ 5,885
                                                          =======          =======         =======


13.  LOSS PER COMMON SHARE


      The following table reconciles the numerators and denominators of the basic and diluted loss per common share computation (in thousands, except per share amounts):


                                                                         PERIOD FROM
                                                        PERIOD FROM      MAY 7, 1998
                                                        MAY 7, 1998      (INCEPTION)     NINE MONTHS
                                                       (INCEPTION) TO         TO            ENDED
                                                         MARCH 31,       DECEMBER 31,    DECEMBER 31,
                                                            1999             1998            1999
                                                       --------------    ------------    ------------
Numerator for basic and diluted loss per common
  share:
  Loss for the period..............................       $ (1,689)        $   (677)       $ (4,246)
  Less: accretion of dividends on redeemable
     convertible special shares....................           (101)              --            (212)
                                                          --------         --------        --------
  Loss applicable to common shares.................       $ (1,790)        $   (677)       $ (4,458)
                                                          ========         ========        ========
Denominator for basic and diluted loss per common
  share:
  Weighted average common shares...................            746              503           2,415
                                                          ========         ========        ========
Basic and diluted loss per common share............       $  (2.40)        $  (1.35)       $  (1.85)
                                                          ========         ========        ========


      Due to the loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per common share.

                         DELANO TECHNOLOGY CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14.  LEASE COMMITMENTS

      The Company is required to make minimum payments under the terms of operating leases for premises, property and equipment expiring on various dates to December 31, 2005. Future minimum lease payments by fiscal year are as follows (in thousands):

2000........................................................  $  167
2001........................................................     614
2002........................................................     423
2003........................................................     419
2004........................................................     413
thereafter..................................................     413
                                                              ------
                                                              $2,449
                                                              ======

      Rent expense was $62,274, $37,042 and $207,180 for the period from May 7, 1998 (inception) to March 31, 1999, for the period from May 7, 1998 (inception) to December 31, 1998 and for the nine months ended December 31, 1999, respectively.

15.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


16.  SUBSEQUENT EVENTS



     (a) On February 6, 2000, the Company's board of directors approved for filing the registration statement relating to the sale and issue of 5,000,000 common shares of the Company and the prospectus in Canada relating to the distribution of 5,000,000 common shares and 6,490,386 common shares issuable upon the exercise of the special warrants.



     (b) On February 7, 2000, the Company entered into agreements with Nortel Networks for the purchase by Nortel Networks of 500,000 common shares in a private placement in Canada. The common shares will be purchased at the initial public offering price. The closing of the private placement will occur at the same time as the closing of the initial public offering. The private placement is conditional upon the closing of the initial public offering.

                   [DESCRIPTION OF INSIDE BACK COVER ARTWORK]

[The Delano logo appears in the upper right corner. To its left appear pictures of (1) a man and a woman shaking hands, (2) a computer screen and (3) a globe floating above two hands.

Underneath the pictures and logo appear the following:]


                 DELANO TECHNOLOGY CORPORATION is a provider of
                       e-business communications software



DIRECTORIES   --

                             DELANO E-BUSINESS        --          IT SYSTEMS
                            INTERACTION SERVER                    AND ENTERPRISE
                                                                  APPLICATIONS

DATABASES     --


                    |                            |
                    |                            |
                MAIL SERVER                  WEB SERVER

                    |                            |
-------------------------------------------------------------------------------
                    |                            |


                E-MAIL CLIENT                WEB BROWSER          CUSTOMERS
                                                                  SUPPLIERS
                                                                  PARTNERS
                                                                  EMPLOYEES




      Our e-business communications software integrates with and leverages existing databases, directories and other enterprise IT systems to permit our clients to interact over the internet and enhance their existing e-business strategy.

[DELANO LOGO]

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2000


[DELANO LOGO]

                                5,000,000 SHARES
                                 COMMON SHARES


       Delano Technology Corporation is offering 5,000,000 of its common shares. This is our initial public offering and no public market currently exists for our shares. The shares have been approved for quotation on the Nasdaq National Market under the symbol "DTEC." We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.


                         ------------------------------

                 INVESTING IN THE COMMON SHARES INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                         ------------------------------

                                                                PER SHARE      TOTAL
                                                                ---------    ----------
Public Offering Price.......................................     $           $
Underwriting Commissions....................................     $           $
Proceeds to Delano..........................................     $           $

       THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       We have granted the underwriters a 30-day option to purchase up to 750,000 additional common shares to cover over-allotments.

                         ------------------------------

ROBERTSON STEPHENS INTERNATIONAL

                                                      U.S. BANCORP PIPER JAFFRAY


                THE DATE OF THIS PROSPECTUS IS           , 2000

                                  UNDERWRITING


      The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc. and U.S. Bancorp Piper Jaffray Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of common shares set forth opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.



                                                                 NUMBER
U.S. UNDERWRITERS                                               OF SHARES
-----------------                                               ---------
FleetBoston Robertson Stephens Inc. ........................
U.S. Bancorp Piper Jaffray Inc. ............................




INTERNATIONAL UNDERWRITERS
--------------------------
FleetBoston Robertson Stephens International Limited........
U.S. Bancorp Piper Jaffray Inc. ............................

                                                                ---------
     Total..................................................    5,000,000
                                                                =========


      We have been advised that the underwriters propose to offer our common shares to the public at the public offering price located on the cover page of this prospectus and to dealers at that price less a concession of not in excess
of $     per share, of which $          may be reallowed to other dealers. After
the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction in this price will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus.

      The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

      Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 750,000 additional common shares to cover over-allotments, if any, at the same price per share as we will receive for the 5,000,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of common shares to be purchased by it shown in the above table represents as a percentage of the 5,000,000 shares offered by this prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 5,000,000 shares are being sold. We will be obligated, under this option, to sell shares to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the 5,000,000 common shares offered by this prospectus.

      Underwriting commissions. The underwriting commissions will be an amount equal to the public offering price per share, less the amount paid per share by the underwriters to us. We currently expect that the underwriting commissions will equal 7% of the public offering price. The following table shows the per share and total underwriting commissions to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.


                                                                        WITHOUT             WITH
                                                                     OVER-ALLOTMENT    OVER-ALLOTMENT
                                                        PER SHARE        OPTION            OPTION
                                                        ---------    --------------    --------------
Assumed public offering price.......................     $15.00       $75,000,000       $86,250,000
Estimated underwriting commissions..................       1.05         5,250,000         6,037,500
                                                         ------       -----------       -----------
Estimated proceeds, before expenses, to us..........     $13.95       $69,750,000       $80,212,500
                                                         ======       ===========       ===========


      The expenses of the offering, other than underwriting commissions, payable by us are estimated at $800,000. FleetBoston Robertson Stephens Inc. expects to
deliver the common shares to purchasers on           , 2000.


      Griffiths McBurney & Partners, which will act as one of the underwriters of this offering, served as a placement agent in connection with the Company's private placement of special warrants in June 1999. See "Description of Share Capital -- Special Warrants." Griffiths McBurney & Partners received a fee of Cdn$725,950 (approximately US$502,720) for its services in connection with this private placement. Under the rules of the National Association of Securities Dealers, Inc., the placement fee paid to Griffiths McBurney & Partners may be deemed to be underwriting compensation in connection with this offering.



      Directed Share Program. The underwriters have reserved up to five percent of the common shares to be issued by us and offered for sale in this offering, at the initial public offering price, to directors, officers, employees, business associates and persons otherwise connected to Delano. The number of common shares available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering.



      In addition, the underwriters have reserved up to 400,000 common shares for sale to Canada Life Assurance at the initial public offering price. Canada Life Assurance has not committed to purchasing these common shares.


      Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.


      Agreements Not to Sell Shares. Holders of a total of 24,174,598 common shares, including all of our executive officers and directors, have agreed that, during the period ending 180 days after the date of this prospectus, subject to limited exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any common shares or any options or warrants to purchase any common shares, or any securities convertible into or exchangeable for common shares owned as of the date of this prospectus or later acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of securities subject to these agreements not to sell shares. There are no existing agreements between the representatives of the underwriters and any of our shareholder providing consent to the sale of shares prior to the expiration of the respective periods.

      Future Sales by Us. In addition, we have agreed that during the 180 days after the date of this prospectus, we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions,
(a) consent to the disposition of any shares held by shareholders subject to agreements not to sell shares prior to the expiration of the respective periods,
(b) issue, sell, contract to sell, or otherwise dispose of, any common shares, any options to purchase any common shares or any securities convertible into, exercisable for or exchangeable for common shares other than our sale of shares in this offering, the issuance of common shares upon the exercise of outstanding options, and the issuance of options under existing stock option and incentive plans, provided such options do not vest prior to the expiration of the 180-day period or (c) issue up to 1,000,000 common shares in connection with acquisitions of businesses or assets of businesses or in connection with strategic alliances; provided that

      - each person receiving common shares enters into a lock-up agreement pursuant to which they agree not to dispose of or hedge any of their common shares for 180 days following the date of this prospectus without the consent of FleetBoston Robertson Stephens Inc. on behalf of the underwriters; and

      - we do not grant any rights that are exercisable for a period of six months from the date we sign the purchase agreement with the underwriters entitling the persons receiving common shares to require us to register their shares under the U.S. Securities Act.

See "Shares Eligible for Future Sale."


      Listing. Our common shares have been approved for quotation on the Nasdaq National Market under the symbol "DTEC."


      No Distribution in Canada. The common shares may be offered in Canada by the underwriters or their Canadian affiliates pursuant to a prospectus qualifying the common shares for distribution in certain provinces of Canada or pursuant to prospectus exemptions under applicable securities legislation. Each of the underwriters has agreed that it will only distribute common shares in Canada in accordance with prospectus and registration requirements of applicable securities legislation or exemptions from these requirements.

      No Prior Public Market. Prior to this offering, there has been no public market for our common shares. Consequently, the initial public offering price for the common stock offered by this prospectus will be determined through negotiations among us and the representatives. Among the factors to be considered in these negotiations are prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

      Stabilization. The representatives have advised us that, under Regulation M under the U.S. Securities Exchange Act, some participants in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of our common shares at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A "syndicate covering transaction" is the bid for or the purchase of the common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common shares originally sold by the underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS

      The following table sets forth the expenses payable by us in connection with the sale of the common stock being registered, other than the underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.


Securities and Exchange Commission registration fee.........  $ 24,288
NASD filing fee.............................................     9,700
Nasdaq National Market Fee..................................    95,000
Blue Sky fees and expenses..................................    10,000
Printing and engraving expenses.............................   125,000
Legal fees and expenses.....................................   325,000
Transfer Agent and Registrar fees...........................    10,000
Accounting fees and expenses................................   150,000
Miscellaneous...............................................    51,012
                                                              --------
Total.......................................................  $800,000
                                                              ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      In accordance with the Business Corporations Act (Ontario), the By-laws of the Registrant provide that the Registrant shall indemnify a present or former director or officer or a person who acts or acted at the Registrant's request as a director or officer of another company of which the Registrant is or was a stockholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of such position, provided that the director or officer acted honestly and in good faith with a view to the best interests of the Registrant and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may, with the approval of the court, be made in connection with the procuring of a judgment in favor of the Registrant or such other company if the conditions set forth above have been fulfilled. Notwithstanding the foregoing, a director or officer is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in defense of the action or proceeding and fulfilled the conditions set forth above.

      A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers of the Registrant and its subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

      The form of Underwriting Agreement filed herewith as Exhibit 1.1 contains provisions by which the Underwriters agree to indemnify the Registrant, each person who controls the Registrant within the meaning of the Securities Act, as amended, and each officer and director of the Registrant, with respect to information furnished by the Underwriters for use in this Registration Statement.

      Reference is made to Item 17 for the undertakings of the Registrant with respect to indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

      (a)  Securities sold:

      1. On May 7, 1998, the Registrant issued one common share at a price of Cdn$1.00 for an aggregate consideration of Cdn$1.00. The common share was issued to an employee in Canada in trust for a corporation in Canada. The transaction was exempt under Regulation S under the Securities Act. This share was repurchased by the Registrant on July 16, 1998.

      2. On July 17, 1998, the Registrant issued 6,000,000 common shares at a price of Cdn$0.0007 per share for an aggregate consideration of Cdn$4,000. All of the common shares were issued to employees in Canada. The transaction was exempt under Regulation S under the Securities Act.

      3. On July 17, 1998, the Registrant issued 2,400,000 Class A special shares at a price of Cdn$0.375 per share for an aggregate consideration of Cdn$900,000. All of the Class A preferred shares were issued to a person in Canada. The transaction was exempt under Regulation S under the Securities Act.

      4. On September 30, 1998, the Registrant issued 1,600,000 Class A special shares at a price of Cdn$0.375 per share for an aggregate consideration of Cdn$600,000. All of the Class A special shares were issued to a person in Canada. The transaction was exempt under Regulation S under the Securities Act.

      5. On January 4, 1999, the Registrant issued a warrant to an employee in Canada. This warrant is exercisable into 394,737 common shares at an exercise price of Cdn$0.95 per share. The transaction was exempt under Regulation S under the Securities Act.

      6. On January 25, 1999, the Registrant issued 3,473,686 Class B special shares at a price of Cdn$0.95 per share for an aggregate consideration of Cdn$3,300,001.70. Of the 3,473,686 Class B special shares issued, 3,157,896 were sold to persons in Canada and were exempt under Regulation S under the Securities Act, and 315,790 were sold to accredited investors in the United States pursuant to Section 4(2) of the Securities Act.

      7. On February 4, 1999, the Registrant issued 315,790 Class B special shares at a price of Cdn$0.95 per share for an aggregate consideration of Cdn$300,000.50. All of the shares were issued to persons in Canada. The transaction was exempt under Regulation S under the Securities Act.

      8. On June 24, 1999, the Registrant issued 4,326,924 special warrants. Each special warrant is exercisable into one Class C preferred share. The special warrants were issued at Cdn$5.20 per special warrant for an aggregate consideration of Cdn$22,500,004.80. Griffiths McBurney & Partners, First Marathon Securities and Charles Schwab Canada acted as agents in connection with such sales and were paid an aggregate commission of Cdn$1,037,072. Of the 4,326,924 special warrants issued, 3,889,924 were sold to persons in Canada and were exempt under Regulation S under the Securities Act, and 437,000 were sold to accredited investors in the United States pursuant to Section 4(2) of the Securities Act.

      (b)  Underwriters and Other Purchasers.

          See (a) above.

      (c)  Consideration.

          See (a) above.

      (d)  Exemption from Registration Claimed.

          See (a) above.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A.  EXHIBITS

      The following exhibits are attached hereto:

EXHIBIT
NUMBER                                TITLE
-------                               -----



 1.1      Form of Underwriting Agreement
 3.1      Articles of Incorporation of the Registrant
 3.2      By-laws of the Registrant
 4.1+     Specimen Common Share certificate
 5.1      Opinion of Osler, Hoskin & Harcourt LLP as to the legality of the securities offered hereby
 8.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
          certain U.S. Federal tax matters
 8.2      Opinion of Osler, Hoskin & Harcourt LLP as to certain
          Canadian Federal tax matters (included in Exhibit 5.1)
10.1*     Registration Rights Agreement, dated as of January 27, 1999, between the Registrant and certain shareholders of the
          Registrant
10.2*     Agency Agreement, dated as of June 24, 1999, between the
          Registrant and the Agents named therein
10.3*     Professional Services Agreement, dated June 1, 1999, between the Registrant and Protege Software Limited
10.4*     Form of Subscription Agreement, dated July 17, 1998 between the Registrant and each of Robert Gayle, Bahman Koohestani,
          John Mah and Sean Maurik
10.5*     Form of Subscription Agreement, dated July 17, 1998, between the Registrant and Bahman Koohestani
10.6*     Credit Facility, dated July 5, 1998 between the Registrant and Royal Bank of Canada
10.7*     Sub-lease Agreement, dated December 16, 1998 between the
          Registrant and MGI Software Corp.
10.8*     Lease Agreement, dated November 17, 1999 between the
          Registrant and 302 Town Centre Limited.
10.9*     Stock Option Plan
10.10 *   Employment Agreement, dated November 23, 1998, between John
          Foresi and the Registrant
10.11 *   Employment Agreement, dated February 26, 1998, between
          Bahman Koohestani and the Registrant
10.12 *   Employment Agreement and Form of Confidentiality Agreement
          between the Registrant and its executive officers
10.13 *   Employee Stock Purchase Plan
10.14     Amalgamation Agreement, dated November 30, 1999, between the
          Registrant and XDL Delano Holdings Inc.
10.15     Amendment No. 1 to the Amalgamation Agreement, dated
          February 7, 2000, between the Registrant and XDL Delano
          Holdings Inc.
10.16     Subscription Agreement, dated February 7, 2000, between the
          Registrant and Nortel Networks Corporation
23.1      Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit
          5.1)
23.2      Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 8.1)
23.3      Consent of KPMG LLP
24.1*     Powers of Attorney


------------


* Filed previously.



+ Incorporated by reference from the Registrant's Registration Statement on Form
  8-A dated January 27, 2000.


B.  FINANCIAL STATEMENT SCHEDULES

      All schedules are omitted because they are not applicable or the required information is shown in our consolidated financial statements and related notes.

ITEM 17.  UNDERTAKINGS.

      The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (4) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on February 8, 2000.


                                          DELANO TECHNOLOGY CORPORATION

                                                    /s/ JOHN FORESI
                                          By:
                                          --------------------------------------

                                            John Foresi
                                            President and Chief Executive
                                              Officer


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated and on February 8, 2000.



                  SIGNATURE                      TITLE
                  ---------                      -----

*                                                President and Chief
---------------------------------------------    Executive Officer, Director
John Foresi                                      (Principal Executive Officer)

              /s/ THOMAS HEARNE                  Chief Financial Officer
---------------------------------------------    (Principal Financial Officer
                Thomas Hearne                    and Principal Accounting Officer)

*                                                Chairman of the Board of Directors
---------------------------------------------
Dennis Bennie

*                                                Director
---------------------------------------------
Albert Amato

*                                                Director
---------------------------------------------
Ian Giffen

*                                                Director
---------------------------------------------
Bahman Koohestani

*                                                Director
---------------------------------------------
Donald Woodley

              /s/ THOMAS HEARNE
                      *
---------------------------------------------
       Thomas Hearne, Attorney-in-fact

                           AUTHORIZED REPRESENTATIVE


      Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of Delano Technology Corporation and has duly caused this Amendment to the Registration Statement to be signed on behalf of each of them by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, on February 8, 2000.


                                        DELANO TECHNOLOGY INC.
                                        (Authorized United States
                                        Representative)

                                        By: /s/ THOMAS HEARNE
                                           -------------------------------------
                                           Thomas Hearne
                                           Chief Financial Officer and Secretary

                                 EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION                           PAGE NO.
-----------                           -----------                           --------
    1.1       Form of Underwriting Agreement..............................
    3.1       Articles of Incorporation of the Registrant.................
    3.2       By-laws of the Registrant...................................
    4.1+      Specimen Common Share certificate...........................
    5.1       Opinion of Osler, Hoskin & Harcourt LLP as to the legality of the securities offered hereby............................
    8.1       Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
              certain U.S. Federal tax matters............................
    8.2       Opinion of Osler, Hoskin & Harcourt LLP as to certain
              Canadian Federal tax matters (included in Exhibit 5.1)......
   10.1*      Registration Rights Agreement, dated as of January 27, 1999, between the Registrant and certain shareholders of the
              Registrant..................................................
   10.2*      Agency Agreement, dated as of June 24, 1999, between the
              Registrant and the Agents named therein.....................
   10.3*      Professional Services Agreement, dated June 1, 1999, between the Registrant and Protege Software Limited ................
   10.4*      Form of Subscription Agreement, dated July 17, 1998 between the Registrant and each of Robert Gayle, Bahman Koohestani,
              John Mah and Sean Maurik....................................
   10.5*      Form of Subscription Agreement, dated July 17, 1998, between the Registrant and Bahman Koohestani........................
   10.6*      Credit Facility, dated July 5, 1998 between the Registrant and Royal Bank of Canada....................................
   10.7*      Sub-lease Agreement, dated as of December 16, 1998 between the Registrant and MGI Software Corp. ......................
   10.8*      Lease Agreement, dated November 17, 1999 between the
              Registrant and 302 Town Centre Limited......................
   10.9*      Stock Option Plan...........................................
   10.10*     Employment Agreement, dated November 23, 1998, between John
              Foresi and the Registrant...................................
   10.11*     Employment Agreement, dated February 26, 1998, between
              Bahman Koohestani and the Registrant........................
   10.12*     Employment Agreement and Form of Confidentiality Agreement
              between the Registrant and its executive officers...........
   10.13*     Employee Stock Purchase Plan................................
   10.14      Amalgamation Agreement, dated November 30, 1999, between the
              Registrant and XDL Delano Holdings Inc......................
   10.15      Amendment No. 1 to the Amalgamation Agreement, dated
              February 7, 2000, between the Registrant and XDL Delano
              Holdings Inc................................................
   10.16      Subscription Agreement, dated February 7, 2000, between the
              Registrant and Nortel Networks Corporation..................
   23.1       Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit
              5.1)........................................................
   23.2       Consent of Skadden, Arps, Slate, Meagher & Flom LLP
              (included in Exhibit 8.1)...................................
   23.3       Consent of KPMG LLP.........................................
   24.1*      Powers of Attorney..........................................


------------


*   Filed previously.



+ Incorporated by reference from the Registrant's Registration Statement on Form 8-A dated January 27, 2000.